Exhibit 99.1

October 2, 2014

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of
  Government Services and Land
Prince Edward Island Securities Commission
Autorité des marches financiers

Dear Sirs/Mesdames:

RE:                          Yamana Gold Inc. (“Company”)

The enclosed technical report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico”, dated February 25, 2014, updated as of May 31, 2014, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to National Instrument 43-101. The report is not filed as a result of a requirement of National Instrument 43-101.

Yours truly,
Yamana Gold Inc.

“Sofia Tsakos”

Sofia Tsakos
Senior Vice President, General Counsel
and Corporate Secretary

Yamana Gold Inc.  Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, Canada  M5J 2J3
Tel: (416) 815-0220 Fax: (416) 815-0021  www.yamana.com

YAMANA GOLD INC.

TECHNICAL REPORT ON THE

MERCEDES GOLD-SILVER MINE,

SONORA STATE, MEXICO

NI 43-101 Report

Qualified Persons:

R. Dennis Bergen, P.Eng.

Chester M. Moore, P.Eng.

February 25, 2014

Updated as of May 31, 2014

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907   www.rpacan.com

Report Control Form

Document Title	Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Client Name & Address	Yamana Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521-3952

Document Reference	Project # 2175	Status & Issue No.	FINAL Version

Issue Date	May 31, 2014

Lead Author	R. Dennis Bergen Chester M. Moore	(Signed) (Signed)

Peer Reviewer	Graham G. Clow	(Signed)

Project Manager Approval	Chester M. Moore	(Signed)

Project Director Approval	Wayne Valliant	(Signed)

Report Distribution	Name	No. of Copies
Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON  M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-6

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Property Geology	7-4
Mineralization	7-8

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Drill Sampling	11-1
Sample Preparation and Analysis	11-4
Mine Production Sample Preparation and Analysis	11-6
Exploration Quality Assurance/Quality Control	11-8
Mine Quality Assurance/Quality Control	11-15
Security of Samples	11-19

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testing	13-1
Process Description	13-5

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Introduction	14-4
Resource Database and Validation	14-4
Geological Interpretation and 3D Solids	14-4
Assay Composites	14-13
Grade Capping	14-13
Bulk Density	14-15
Cut-off Grade	14-16

i

Variography, Interpolation Parameters and Block Models	14-16
Mineral Resource Classification	14-22
Mineral Resource Summary	14-26
Model Validation	14-27

15 MINERAL RESERVE ESTIMATE	15-1
Summary	15-1
Mineral Reserve Estimation	15-3
Dilution	15-4
Extraction	15-6
Cut-off Grade	15-6
Classification	15-8
RPA Opinions	15-8

16 MINING METHODS	16-1
Mine Design	16-8
Mining Methods	16-9
Geomechanics, Ground Support	16-9
Infrastructure	16-12
Mine Production	16-18
Production Schedule	16-25

17 RECOVERY METHODS	17-1
Crushing	17-1
Fine Crushing and Conveying	17-1
Grinding and Classification	17-2
Gravity Concentration	17-2
Pre-leach Thickener	17-2
Leach Circuit and Counter Current Decantation	17-3

18 PROJECT INFRASTRUCTURE	18-1
Tailings Storage Facility	18-4

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Safety Performance	20-1
Environmental Permits	20-1
Environmental Studies	20-2
Community Relations	20-4
Mine Closure Requirements	20-6

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1
Exploration Potential	25-1
Geology and Mineral Resources	25-5
Mineral Reserves and Life of Mine Plan	25-6

26 RECOMMENDATIONS	26-1
Exploration and Mineral Resources	26-1
Mineral Reserves and Strategic Life of Mine Plan	26-2

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 2014 Exploration Program	1-5
Table 1-2 Major Discoveries	1-10
Table 1-3 Mineral Resource Estimate (May 31, 2014)	1-11
Table 1-4 Mineral Reserve Estimate (May 31, 2014)	1-12
Table 1-5 LOM Plan Capital Expenditures	1-15
Table 1-6 LOM Plan Operating Cost Estimate	1-16
Table 4-1 Mercedes Project Mineral Concessions	4-4
Table 6-1 Historic Production to May 31, 2014	6-4
Table 7-1 Principal Vein Descriptions	7-9
Table 10-1 Major Discoveries	10-1
Table 10-2 Project Drill Summary	10-2
Table 10-3 Selected 2014 Drill Intersections	10-3
Table 11-1 Results of Gold Standards Submitted to the Mine Laboratory in 2013	11-16
Table 11-2 Results of Silver Standards Submitted to the Mine Laboratory in 2013	11-16
Table 11-3 Results of Gold Standards Submitted to the Mine Laboratory in December 2013 to June 2014	11-17
Table 11-4 Results of Silver Standards Submitted to the Mine Laboratory in December 2013 to June 2014	11-18
Table 13-1 Communition Results	13-4
Table 14-1 Measured Mineral Resource Estimate (May 31, 2014)	14-2
Table 14-2 Indicated Mineral Resource Estimate (May 31, 2014)	14-3
Table 14-3 Inferred Mineral Resource Estimate (May 31, 2014)	14-3
Table 14-4 Gold Assay Statistics	14-6
Table 14-5 Silver Assay Statistics	14-6
Table 14-6 Top Cut Values	14-13
Table 14-7 Summary of Assay Records	14-15
Table 14-8 Bulk Density by Deposit	14-15
Table 14-9 Variography Results	14-17
Table 14-10 Interpolation Parameters	14-18
Table 14-11 Mineral Resource Estimate (May 31, 2014)	14-26

Table 14-12 Mineral Resource Estimate (May 31, 2014)	14-26
Table 14-13 Comparison of Mineral Resource Estimates	14-28
Table 15-1 Mineral Reserve Estimate (May 31, 2014)	15-1
Table 15-2 Mineral Reserve Estimate by Vein (December 31, 2013)	15-2
Table 15-3 Estimated Dilution Tonnes and Grade	15-5
Table 15-4 Mining Extraction	15-6
Table 15-5 Cut-off Grade CalcuLAtions	15-7
Table 15-6 Open Pit Cut-off Grade Estimation	15-8
Table 16-1 Whittle Inputs	16-8
Table 16-2 Design Criteria for Open Pit	16-9
Table 16-3 Major Mobile Equipment	16-17
Table 16-4 Mine Equipment Usage and Availability	16-18
Table 16-5 Mercedes Mine Production	16-19
Table 16-6 LOM Plan — Mine Production	16-25
Table 16-7 LOM Production by Area	16-26
Table 16-8 LOM Mine Plant Stockpile Tonnage	16-27
Table 16-9 LOM Mill Production Schedule	16-28
Table 17-1 Mercedes Mill Production	17-5
Table 20-1 Key Environmental Permits	20-1
Table 21-1 LOM Plan Capital Expenditures	21-1
Table 21-2 2013 Operating Costs	21-2
Table 21-3 May 2014 YTD Operating Costs	21-2
Table 21-4 LOM Plan Operating Cost Estimate	21-2
Table 26-1 2014 Exploration Program	26-1

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-2
Figure 4-2 Concession Boundary	4-3
Figure 7-1 Local Geology	7-2
Figure 7-1A Local Geology Legend	7-3
Figure 7-2 Property Geology	7-5
Figure 11-1 QQ Plot — Gold Distribution for RC and Core Drill Holes — Mercedes Deposit	11-3
Figure 11-2 QQ Plot — Gold Distribution for RC and Core Drill Holes — Klondike Deposit	11-4
Figure 11-3 Mine Laboratory Sample Preparation and Analytical Procedure	11-7
Figure 14-1 Isometric View of Mercedes and Barrancas Deposits	14-7
Figure 14-2 Isometric View of Klondike and Rey de Oro Deposits	14-8
Figure 14-3 Isometric View of Lupita and Diluvio Deposits	14-9
Figure 14-4 Cross Sections of Mercedes and Barrancas Deposits	14-10
Figure 14-5 Cross Sections of Klondike and Rey de Oro Deposits	14-11
Figure 14-6 Cross Section of Lupita and Diluvio Deposits	14-12
Figure 14-7 AuEq Grade Distribution of the Mercedes and Barrancas Deposits	14-19
Figure 14-8 AuEq Grade Distribution of the Klondike and Rey de Oro Deposits	14-20
Figure 14-9 AuEq Grade Distribution of the Diluvio and Lupita Deposits	14-21
Figure 14-10 Resource Classification at Mercedes and Barrancas Deposits	14-23
Figure 14-11 Resource Classification at Klondike and Rey de Oro Deposits	14-24
Figure 14-12 Resource Classification at Lupita and Diluvio Deposits	14-25

Figure 14-13 Drift Analyses — Klondike	14-29
Figure 14-14 Drift Analyses — Mercedes	14-30
Figure 16-1 Mercedes Mine Deposits	16-2
Figure 16-2 Mercedes Mine Long Section	16-3
Figure 16-3 Klondike Mine Long Section	16-4
Figure 16-4 Lagunas and Barrancas Mine Long Section	16-5
Figure 16-5 Diluvio Mine Isometric View	16-6
Figure 16-6 Rey De Oro Isometric View	16-7
Figure 16-7 2013-2014 Mine Head Grade	16-20
Figure 16-8 2013-2014 Mercedes Mine Head Grade	16-20
Figure 16-9 2013-2014 Klondike Mine Head Grade	16-21
Figure 16-10 2013-2014 Lagunas Mine Head Grade	16-21
Figure 16-11 Gold Model — Model Factor	16-22
Figure 16-12 Gold Model — Plan Factor	16-23
Figure 16-13 Gold Plan - Mill Factor	16-23
Figure 16-14 2013 - 2014 Mercedes MCF (Gold)	16-24
Figure 17-1 Process Flowsheet	17-7
Figure 18-1 Site Plan	18-8
Figure 25-1 Drill Targets in the Marianas Zone	25-2
Figure 25-2 Drill Targets in the Gap Area	25-3
Figure 25-3 Interpreted Airborne Magnetics in the Mercedes District	25-4

v

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Mercedes Gold-Silver Mine (Mercedes or the Project) of Minera Meridian Minerales S. de R.L. de C.V. (MMM), located in Sonora State, Mexico.  The purpose of this independent Technical Report is to provide support information for the disclosure of updated Mineral Reserves and Mineral Resources at the property.  The Technical Report dated February 25, 2014 was revised due to the availability of refined and updated mine planning information from Yamana.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on November 19 to 21, 2013.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Yamana acquired Mercedes when it acquired and merged with Meridian Gold Inc. in the third quarter of 2007.  Yamana owns a 100% interest in MMM.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil, 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

1-1

•                  100% ownership in the Gualcamayo open pit gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina.

•                  Other projects in Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with Mercedes are:

•                  Mineral Reserves and Mineral Resources in 16 known veins on the property with production from Mercedes, Barrancas, and Klondike veins.  Mercedes produced approximately 125,600 ounces of gold and 589,700 ounces of silver in 2013.  Approximately 39,900 ounces of gold and 163,000 ounces of silver were produced at Mercedes between January 1 and May 31, 2014.

•                  Grinding and gravity circuit ahead of a Counter Current Decantation (CCD) agitated leach circuit and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant operates at a capacity of 1,900 tpd.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with current capacity until 2016.

RPA completed a previous technical report dated February 25, 2014.

The 2014 Mercedes Mineral Resources, excluding the Mineral Resources which have been converted to Mineral Reserves, total 3.58 million tonnes of Measured and Indicated Mineral Resources at an average grade of approximately 3.10 g/t Au and 37.8 g/t Ag.  This equates to 356,700 ounces of gold and 4,351,100 ounces of silver.  The deposits are also reported to contain 3.3 million tonnes of Inferred Mineral Resources at an average grade of approximately 3.9 g/t Au and 36.0 g/t Ag.  This equates to 410,000 ounces of gold and 3,840,000 ounces of silver.

The Mineral Reserves at the Mercedes operations consist of open pit and underground Mineral Reserves.  The underground Mineral Reserves are being exploited in three separate underground mines and the ore is being processed for the recovery of gold and silver.

The Proven and Probable Mineral Reserves are estimated to total 5.33 million tonnes grading 4.45 g/t Au and 43.5 g/t Ag, including:

1-2

•                  Proven Mineral Reserves of 0.84 million tonnes grading 4.18 g/t Au and 53.7 g/t Ag, and

•                  Probable Mineral Reserves of 4.49 million tonnes grading 4.50 g/t Au and 41.6 g/t Ag.

Within the total Probable Mineral Reserves, there are 229,000 tonnes grading 2.04 g/t Au and 16.5 g/t Ag of open pit reserves.  The balance of the Mineral Reserves are planned to be recovered using underground mining methods.

CONCLUSIONS

EXPLORATION POTENTIAL

Yamana geologists consider that there is excellent geological potential for locating one half to two million additional AuEq ounces at the Mercedes Property.  Multiple targets remain untested for short-term, near-mine evaluation, and long-term generative exploration.

Resources have already been defined for the Lupita and Rey de Oro areas that have not been included in the current Life of Mine (LOM) study.  In addition, multiple targets have been identified near existing mine infrastructure with potential to add new ounces that are easily accessed.  Encouraging results have already been received in 2014 from the Marianas and Gap target areas.  Underground exploration drilling was initiated on May 28, 2014 on the high priority deep targets in the prospective Breccia Hill, Casa Blanca, and Deep Corona target areas.

Exploration in the Mercedes District has discovered four vein systems — Mercedes, Barrancas, Klondike-Rey de Oro, and Diluvio-Lupita — within a 4.0 km by 6.0 km block.  Three of these areas outcrop, while the discovery of the Barrancas vein under the post-mineral Baucarit Formation is a significant advance for Sonoran exploration.  Interpretation of aeromagnetic survey data collected in 2009 and 2013 indicates that there are multiple untested targets within a 25 km by 20 km block around the property mostly in covered areas that have potential for additional vein mineralization.  Based on the widespread distribution of gold-silver bearing epithermal veins in outcropping areas, it is considered a strong geologic possibility that additional vein zones with tonnages and grades similar to currently mined areas will be encountered as systematic exploration proceeds throughout the concessions.  None of these are budgeted for drilling in 2014.

GEOLOGY AND MINERAL RESOURCES

Gold-silver mineralization on the Mercedes Property is hosted within epithermal low sulphidation (adularia-sericite) veins, stockwork, and breccia zones.  Over 15 km Au-Ag-bearing epithermal

1-3

low sulphidation veins have been identified within or marginal to the andesite-filled basins on the Project.

The mineralized zones display a combination of fissure vein, stockwork and breccia morphologies that change rapidly on strike and dip.  The zones range in width from less than 1.0 m to composite vein/stockwork/breccia zones up to 15.0 m wide.  Length of individual veins varies from 100 m to over 2.0 km.  Property-wide, Au-Ag bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.

Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, the Mineral Resource estimates, in RPA’s opinion, are prepared in accordance with Canadian Mining Institute of Mining, Metallurgy and Petroleum (CIM) definitions as incorporated by reference into NI 43-101.

As part of our due diligence on the Mineral Resources, RPA carried out an independent check on the Mercedes and Klondike deposits using a 2.0 g/t gold equivalent (AuEq) cut-off grade and verified wireframes.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

MINERAL RESERVES AND OPERATIONS

RPA has reviewed the work by Mercedes personnel related to the estimation of the December 31, 2013 Mineral Reserves and is of the opinion that the Mineral Reserves have been estimated in an appropriate manner.  RPA has estimated the Mercedes Mineral Reserves as at May 31, 2014 by subtraction of 2014 production from the December 31, 2013 estimate.

The Mineral Reserves at the Mercedes Mine consist of open pit and underground Mineral Reserves.  The underground Mineral Reserves are contained in separate underground mines and the ore is being processed for the recovery of gold and silver.

1-4

RECOMMENDATIONS

EXPLORATION AND MINERAL RESOURCES

Based on continuing success in extending known resources, Yamana has continued exploration in and around the current deposits.  The exploration program for 2014 consists of 24,200 m of diamond drilling targeted at ten near mine priority targets (Table 1-1).  The program has an approved budget of US$5.5 million. RPA concurs with this work program.

TABLE 1-1   2014 EXPLORATION PROGRAM

Yamana Gold Inc. — Mercedes Mine

Activity	Target Area	No. of Holes	Length (m)
Underground Drilling	Corona de Oro (deep)	6	1,500
	Casa Blanca (deep)	6	900
	Breccia Hill (deep, NW)	8	2,000
	Klondike (strike, dip)	8	800
Sub-total		30	5,200
Surface Drilling	Barrancas-Lagunas Gap	4	1,200
	Breccia Hill (deep, NW)	5	2,500
	Klondike (strike, dip)	8	2,400
	Marianas (strike, dip)	8	4,800
	Saucito-Ramal	10	2,100
	Lagunas (deep)	2	900
	Barrancas Central (deep)	2	900
	Diluvio NW (NW extension)	8	4,200
Sub-total		47	19,000
TOTAL		77	24,200

Other RPA recommendations include:

•                  Apply a minimum mining width to narrow intersections in the block models.

•                  Include comparisons of statistics of block grades and original composites and inverse distance squared (ID2) interpolations into resource estimate validations.

•                  Use caution during the conversion of resources to reserves to ensure that planned mining blocks meet or exceed the cut-off grade once expanded to the minimum mining width and external dilution is added.

•                  Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

MINERAL RESERVES AND STRATEGIC LIFE OF MINE PLAN

With regard to the Mineral Reserves and operations, RPA recommends that Yamana:

•                  Continue operations and mine development and production at Mercedes.

1-5

•                  Advance mine development planning for the Diluvio and Rey de Oro deposits.

•                  Develop plans for the expansion of the tailings area or for an additional tailings storage facility.

•                  Undertake more detailed reconciliation studies to reconcile mine production back to the Mineral Reserve estimate.

•                  Continue to review the Mine Call Factor (MCF) calculations and determine whether the MCF is being appropriately considered in the cut-off grade calculations.

•                  Consider the revision of planning schedules so that a LOM plan, which is generally consistent with the most recent Mineral Reserve estimate, is prepared in a timely manner.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, TENURE AND LOCATION

The Mercedes mining operation is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality (30o33’ W latitude and 110o48’ W longitude).  The Project is located 250 km northeast of Hermosillo, Sonora’s capital city, and 300 km south of Tucson, Arizona.

The Mercedes Property consists of approximately 64,613 ha of mineral concessions under lease from the government of Mexico.  The area is covered by 40 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law.  The titles are valid for 50 years from the date titled.  All of the concessions are owned by Minera Meridian Minerales S. de R.L. de C.V., a subsidiary of Yamana.  All of the concessions are in good standing with mining law obligations through twice-annual tax payments and required assessment work.

EXISTING INFRASTRUCTURE

Mercedes is currently mining three deposits and has all required infrastructure necessary for a mining complex including:

•                  Declines and series of ramp-connected levels

•                  A 1,900 tpd crushing plant and mill

•                  Tailings storage facility

•                  Associated administrative building, laboratory, shops, and warehouse

•                  Water supply

•                  Power supply provided by a 65 km, 115 kV power line, from the town of Magdalena de Kino

1-6

HISTORY

Exploration and development work was conducted in at least two or three distinct periods.  The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins were the focus of exploration and development work on a limited to moderate scale during the late 19th century and early 20th century.  Very little information is available on this work.

The Tucabe vein was mined around the turn of the century.  A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 m of strike and a vertical range of over 150 m.  The Mercedes vein was discovered in 1936.  Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground.  The work included sinking a 50 m shaft and excavating a series of tunnels and internal raises for sampling and reserve estimation. Little historical data is available for past mining activities at the Klondike mine.  Anaconda files from the 1930s indicate that the Klondike Mine was mined around 1900, with the main stope being about 120 m by 80 m in size.

In 1994, the Fomento Minero, an agency of the Mexican government conducted surface and underground sampling of the Tucabe vein to evaluate potential for an open pit, heap leach operation.  Minera Sierra Madre evaluated the property and drilled 800 m of reverse circulation (RC) drilling to depths of 75 m in 1996.  Sampling by Rio Sonora (Gerle Gold Ltd.) of the underground workings on the Saucito zone indicated that the mineralization was very erratic but several samples returned results of greater than 10 g/t Au.  Rio Sonora drilled 10 shallow holes testing the area for near surface open pit potential.  The holes returned low-grade values and in the vicinity of the workings drilling failed to equal the grade from the underground sampling.

In the mid-1990s, Mogul Mining Ltd. acquired the property and reported assay results from several hand-dug surface trenches excavated near the main shaft area.  The only known drill program was by Minera Sortula (Campbell Chibougamau Mines Limited) about 15 years ago.  Four core holes were reportedly drilled into the old workings.  Yamana does not have any of the Mogul Mining Ltd. or Minera Sortula data.

The Mercedes and Klondike Mine areas were first examined by Meridian Gold Inc.’s (Meridian) predecessor FMC Gold Company in 1993 as part of a regional exploration program in Mexico.  Meridian geologists completed surface and underground mapping and sampling in 2000.  The surface evaluation identified 11 separate target areas.  Five areas had historic mining activities and were the focus of the first phase of an RC drilling program.

1-7

RC drilling started in 2001 focusing on the Klondike and Mercedes zones.  This program was successful discovering a narrow, vein-hosted mineralized zone at Mercedes and significant mineralization was also encountered at Klondike.

In 2002, Meridian entered into a joint venture (JV) with Fischer-Watt Corporation (Fischer-Watt), to continue exploration at Mercedes.  Fischer-Watt did limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein.  The JV was terminated in the fall of 2004 and the property was returned to Meridian.

The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein.  Drilling expanded in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins.

GEOLOGY AND MINERALIZATION

REGIONAL GEOLOGY

The geology of north-central Sonora displays a complex history of tectonic and magmatic activity.  The oldest known rocks are folded and variably metamorphosed late Jurassic volcanic sedimentary rocks and lower Cretaceous calcareous sediments.

The sedimentary basement rocks are covered by thick and aerially extensive sequences of upper Cretaceous felsic volcanic rocks which are in turn locally intruded and overlain by upper Cretaceous andesite flow and intrusive units.  This entire rock package was then intruded by a series of granitic to granodioritic stocks and dykes.  Continued volcanic activity through the Oligocene produced a bi-modal suite of flows and volcaniclastic units.

The Miocene was dominated by extension, erosion, and limited volcanic activity.  Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill extensional basins throughout north-central Sonora.

PROPERTY GEOLOGY AND MINERALIZATION

Two northwest trending arches with exposed Jurassic marine sediments and Cretaceous lithic and quartz-lithic tuff units dominate the local geology.  The arches have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite.  Marginal to the northwest trending arches, andesitic volcanic flows and flow breccias

1-8

have been deposited in at least three west-northwest trending basins.  Dikes of andesite and latite crosscut the andesite flow package.

Gold-silver mineralization on the Mercedes Property is hosted within epithermal low sulphidation (adularia-sericite) veins, stockwork, and breccia zones.  Over 15 km of veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the Project.  Major veins typically trend N30-70W at 60º to 90º dips following the major regional structural pattern.  Veins typically dip at greater than 60º, but locally range as low as 25º.  Post-mineral latite dikes fill the some of the same northwest trending structures that host some of the veins, locally destroying mineralization as emplaced.

The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip.  The zones range in width from less than 1.0 m to composite vein/stockwork/breccia zones up to 15.0 m wide.  In the Diluvio zone, gold-silver-bearing vein/stockwork zones locally attain thicknesses in excess of 100.0 m.  Length of individual veins varies from 100 m to over 3.0 km.  Property-wide, gold-silver-bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.

Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates.  Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, but rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

EXPLORATION STATUS

Between August 1999 and May 2014, mapping and sampling was completed over an area of approximately 235 km2.  Surface mapping identified three major basins filled with andesitic volcanic rocks and areas in which significant extensions of andesite basins may be covered by shallow post-mineral deposits.

1-9

Geochemical sampling focused on rock chip samples from outcropping veins along with samples from the historic mine workings.  Rock samples and stream sediment samples were collected to quantify geochemistry within the systems.

In 2007, an aggressive drilling and development program was initiated to assess the potential of the Project and bring it to a feasibility study stage.  Drilling from 2009 to 2014 has focused on district exploration outside of the Mercedes-Klondike systems, resulting in the discovery of the Barrancas vein zone, the Diluvio zone at Lupita, and the expansion of the Rey de Oro vein system.

The discovery history for major ore shoots on the Mercedes property is summarized in Table 1-2.

TABLE 1-2   MAJOR DISCOVERIES

Yamana Gold Inc. — Mercedes Mine

Year	Vein	Ore Shoot	Discovery Hole	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
2000	Klondike	Klondike	K003	141.77	151.68	9.91	7.53	7.13	21.0
2005	Mercedes	Corona de Oro	M05-031	186.00	207.00	21.00	9.00	28.44	245.0
2006	Rey de Oro	Rey de Oro	R06-008	0.00	19.30	19.30	17.20	5.21	16.3
2007	Mercedes	Sentinela	M07-107D	253.54	255.84	2.30	2.10	157.29	574.0
2008	Mercedes	Breccia Hill	M08-305D	218.24	221.28	3.04	2.00	19.43	11.6
2008	Mercedes	Tierra De Nadie	M08-230D	197.30	206.29	8.99	8.10	24.11	156.2
2009	Barrancas	B. Centro	M09-459D	318.82	333.42	14.60	6.05	5.82	186.2
2009	Barrancas	Lagunas	M09-449D	203.60	211.30	7.70	6.30	16.68	65.6
2009	Lupita	Lupita	L09-021D	193.51	201.15	7.64	7.01	28.15	52.0
2010	Barrancas	Lagunas Norte	M10-574D	198.12	204.52	6.40	4.90	9.31	121.1
2010	Lupita	Diluvio	L10-073D	202.08	233.52	31.44	9.00	8.40	11.9
2011	Lupita	Diluvio West	L11-109	421.84	430.98	9.14	7.32	7.24	48.1
2012	Barrancas	Marianas	M12-639D	454.77	457.81	3.04	2.20	12.69	11.5
			and	476.38	477.62	1.24	0.74	74.70	4.0
	Rey de Oro	Rey de Oro Deep	R12-066D	115.21	123.44	8.23	7.50	14.00	149.6
2014	Barrancas	Gap	M14-672D	190.40	200.56	10.16	7.00	19.29	209.4

As of the end of May 2014, a total of 343,849 m in 1,243 drill holes have been completed on the Project.  Mineralized zones at Mercedes, Klondike, Barrancas, Lupita, and Rey de Oro have been drilled on approximately 30 m to 60 m centers, using a combination of diamond drilling and minor RC drilling.

1-10

MINERAL RESOURCES

In the February 25, 2014 Technical Report, RPA reviewed the Mineral Resource estimates of the various deposits at the Mercedes Mine as reported by Yamana as of December 31, 2014.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  For this updated report, the global Mineral Resource estimate has been updated by the subtraction of Mineral Resources extracted during the period January 1, 2014 to May 31, 2014.

RPA notes, however, that a minimum thickness was not applied to the mineralized solids in the estimation of Mineral Resources.  Narrow intersections were used in the block models to maintain grade and geological continuity and to facilitate future mine planning activities.  Some of these narrow intersections will not remain economically viable when diluted out to a minimum mining width during the reserve estimation process and thus they would not be included in the Mineral Reserve estimate.

The Mineral Resource estimates, exclusive of those resources used to estimate the Mineral Reserves, are summarized in Table 1-3.

TABLE 1-3   MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Classification	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	172,600	4.62	49.17	4.97	25,700	272,900	27,600
Indicated	3,412,300	3.02	37.17	3.29	331,100	4,078,200	360,200
Total M+I	3,584,900	3.10	37.75	3.37	356,700	4,351,100	387,800
Inferred	3,310,000	3.9	36.0	4.2	410,000	3,840,000	441,300

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Mineral Resources are exclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

1-11

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

As part of this audit, RPA carried out independent estimates of the Mercedes and Klondike deposits based on the surface drilling, underground data (drilling and chip samples), and wireframes provided.  In RPA’s opinion, the results show acceptable agreement with the Yamana estimates.

MINERAL RESERVES

The Mineral Reserves at the Mercedes Mine are mostly underground Mineral Reserves which are being exploited by underground mining.  There is a small planned open pit mine included in the Mineral Reserves.  The Mineral Reserve estimates are summarized in Table 1-4.

TABLE 1-4   MINERAL RESERVE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

Category	Tonnes (000)	Au (g/t)	Ag (g/t)	Au Oz (000)	Ag oz (000)	AuEq (g/t)	GEO (000)
Proven UG	842	4.18	53.7	113	1,456	4.57	124
Probable UG	4,257	4.61	43.0	630	5,890	4.93	672
Probable OP	229	2.04	16.5	15	122	2.18	16
Sub-total Probable	4,486	4.50	41.6	649	6,002	4.79	691
Proven & Probable	5,329	4.45	43.5	762	7,458	4.76	815

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Underground Mineral Reserves are estimated at a cut-off grade of 3.0 g/t Au.

3.              Open pit Mineral Reserves were estimated at a cut- off grade of 1.55 g/t Au.

4.              Mineral Reserves are estimated using an average gold price of US$950 per ounce and a silver price of $18.00 per ounce.

5.              A minimum mining width of 3.0 m was used.

6.              Bulk density varies from 2.25 t/m3 to 2.46 t/m3 depending on rock type and deposit and based on testwork.

7.              Gold equivalence based upon Au:Ag =140.

8.              Numbers may not add due to rounding.

9.              GEO — gold equivalent ounces.

Mineral Reserves are estimated by the application of designed mining shapes and minimum parameters including a minimum width of three metres which are applied to the Mineral Resource shapes.  Dilution is included as internal dilution within the mining shape as well as external dilution expected to be mined as part of the operation.  The May 31, 2014 Mineral Reserve estimate was generated by the subtraction of production from the December 31, 2013

1-12

Mineral Reserve estimate and by the application of an MCF of 95% applied to the gold and silver grades.

RPA has reviewed the work by Yamana and MMM personnel related to the estimation of the Mineral Reserves and is of the opinion that the Mineral Reserves have been estimated in an appropriate manner.

MINING METHOD

The Mercedes Mine is a mechanized decline access underground mine with three separate underground mines (Mercedes, Klondike, and Lagunas-Barrancas).

The planned production rate is approximately 2,000 tpd to 2,100 tpd.  Ore from underground is hauled by dump truck to stockpiles near the portal.  Ore from the Barrancas and Klondike mines (and from Diluvio in future) is hauled to a common stockpile area near the jaw crusher.

There are two underground mining methods in use at Mercedes.  Where the rock quality is appropriate, the ore is mined by long hole open stoping with cemented paste backfill.  This is expected to be applied to 70% of the deposit.  For areas with poorer rock conditions, the mining method is mechanized cut and fill stoping.

The open pit mine at Rey de Oro is a small open pit which extends up a slope.  The pit contains 229,000 tonnes of ore and has a strip ratio of 2.25:1.  For such a small pit the most reasonable mining scenario would be contract mining with technical supervision and grade control by Mercedes.

RPA is of the opinion that the selected mining methods are appropriate for the deposits

The main declines are driven with a nominal 12% grade and are five metres wide by five metres high.  The main declines are generally located approximately 60 m from the main mineralization.

MINERAL PROCESSING

The processing facilities at Mercedes are based on conventional milling with Merrill Crowe recovery of precious metals as listed below:

1-13

•                  Three-stage crushing with closed circuit tertiary crushing operating at 1,900 tpd

•                  Mill in closed circuit with cyclone classifiers

•                  Gravity concentration

•                  Agitated leach

•                  Counter current decantation

•                  Merrill Crowe precipitation

•                  Smelting

•                  Tailings detoxification

•                  Tailings disposal

PROJECT INFRASTRUCTURE

Mercedes has all required infrastructure necessary for a mining complex including:

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for two years with plans for further expansion.

•                  Local water supplies from the mines and dewatering wells.

•                  Electric power from the national grid.

•                  Mine ventilation fans and ventilation systems.

•                  Haulage roads from the mines to the plant.

•                  Stockpile areas.

•                  Maintenance facilities.

•                  Administrative office facilities.

•                  Core storage and exploration offices.

•                  Security gates and manned security posts at mine entries.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

1-14

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The Mercedes operation is in production and operating within the environmental framework of Yamana.  Yamana has developed and operates under a corporate responsibility program which includes corporate responsibility, community relations, environment, and health and safety.

Yamana has a complete and strong Community Program in the Community of Cucurpe, Sonora, approximately 22 km west of the Mercedes Mine.  Although the mine site is located within a private land, previously purchased from a local rancher, Yamana has established different social and economic programs at the Community of Cucurpe.

Mercedes has not developed a detailed closure plan but has engaged a consultant to prepare such a plan.  The LOM financial model includes a provision of $10.3 million in the final years of the operation for closure and reclamation.

CAPITAL AND OPERATING COST ESTIMATES

Mercedes is in operation and the capital plan covers the ongoing operations.  The capital expenditures in the LOM plan total $108 million as summarized in Table 1-5.

TABLE 1-5   LOM PLAN CAPITAL EXPENDITURES

Yamana Gold Inc. — Mercedes Mine

		2014	2015	2016	2017	2018	2019	2020	2021	Total
Building & Infrastructure	$000	6,284	2,529	2,529	2,529	2,529	1,250	—	—	17,650
Hardware & Software	$000	697	352	352	352	352	352	352	—	2,809
Furniture & Fixture	$000	17	9	9	9	9	9	9	—	71
Automation	$000	485	62	62	62	62	62	62	31	888
Machinery & Equipment	$000	4,388	1,694	6,694	15,449	5,000	6,444	—	—	39,669
Vehicles	$000	602	301	301	—	602	—	301	—	2,107
U/G Development	$000	8,984	12,987	5,003	4,483	1,100	—	—	—	32,557
Construction & Studies	$000	285	150	150	500	150	150	150	—	1,535
Reclamation and Closure	$000	—	—	—	—	—	—	—	10,300	10,300
Total Capex	$000	21,742	18,084	15,100	23,384	9,804	8,267	874	10,331	107,586

The capital plan is based upon continued operations with no expansion.

Operating costs for 2013 were approximately 13% over budget on a cost per tonne basis ($105.53 versus $93.63) and the May 2014 YTD costs are approximately 7% over budget ($106.89 versus $99.93).

1-15

The operating costs for the LOM plan are summarized in Table 1-6.

TABLE 1-6   LOM PLAN OPERATING COST ESTIMATE

Yamana Gold Inc. — Mercedes Mine

	2014	2015	2016	2017	2018	2019	2020	2021
Mine ($/t mined)	52.71	55.12	53.66	53.47	51.15	52.81	53.42	60.55
Plant ($/t milled)	28.00	28.00	28.00	28.00	28.00	28.00	28.00	28.00
G&A ($/t milled)	13.00	12.90	10.70	9.60	9.20	8.90	11.80	11.80
Total	99.20	98.74	94.64	93.15	90.27	93.18	95.45	68.20

1-16

2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Mercedes Gold-Silver Mine (Mercedes or the Project) of Minera Meridian Minerales S. de R.L. de C.V. (MMM), located in Sonora State, Mexico.  The purpose of this independent Technical Report is to provide support information for the disclosure of updated Mineral Reserves and Mineral Resources at the property.  The Technical Report dated February 25, 2014 was revised due to the availability of refined and updated mine planning information from Yamana.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on November 19 to 21, 2013.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Yamana acquired Mercedes when it acquired and merged with Meridian Gold Inc. (Meridian) in the third quarter of 2007.  Yamana owns a 100% interest in MMM.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil, 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

•                  100% ownership in the Gualcamayo open pit gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

2-1

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina.

•                  Other projects in Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with Mercedes are:

•                  Mineral Reserves and Mineral Resources in 16 known veins on the property with production from Mercedes, Barrancas, and Klondike veins.  Mercedes produced approximately 125,600 ounces of gold and 589,700 ounces of silver in 2013.   Approximately 39,900 ounces of gold and 163,000 ounces of silver were produced at Mercedes between January 1 and May 31, 2014.

•                  Grinding and gravity circuit ahead of a Counter Current Decantation (CCD) agitated leach circuit and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant operates at a capacity of 1,500 tpd.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with current capacity until 2016.

RPA completed a previous technical report dated February 25, 2014.

SOURCES OF INFORMATION

The Qualified Persons for this report are Messrs. Chester M. Moore, P. Eng., Principal Geologist with RPA, and R. Dennis Bergen, P. Eng., Associate Principal Mining Engineer with RPA.  In preparation of this report, Messrs. Bergen and Moore reviewed technical documents and reports on Mercedes supplied by MMM and Yamana.  The key technical documents reviewed by RPA for this report are “Mercedes Project Update March 2012” and “Mercedes Mineral Resource Estimate and Summary of Exploration Work 1999 to 2008” plus other documents and on-site technical presentations from Mercedes personnel.

Discussions were held with personnel from MMM and Yamana:

•                  Mr. William H. Wulftange, Vice President, Resources & Reserves and Technical Compliance with Yamana.

•                  Mr. Mark A. Hawksworth, Director: Mexico Exploration, with MMM

•                  Mr. Alejandro Ramos, Manager of Generative Exploration with MMM

•                  Mr. Carlos Beltran, Mercedes Mine Exploration Superintendent with MMM

•                  Mr. David Sauceda, Manager of Mexico Resources with MMM

•                  Mr. Armando Valencia, Property Manager with Yamana

•                  Mr. Gerardo Fernandez, Project Manager with Yamana

•                  Mr. Gaspar Mendez, Mine Engineer with MMM

•                  Mr. Cristian Ponce, Mine Engineer with MMM

2-2

Chester Moore is responsible for all sections of the Technical Report, except Sections 13, 15, 16, 17, 18, 19, 20, 21, and 22 and parts of sections 1, 25, and 26.  Dennis Bergen is responsible for Sections 13, 15, 16, 17, 18, 19, 20, 21, and 22 and the remaining parts of sections 1, 25, and 26 of the Technical Report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grains per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short tons per year
Hz	hertz	stpd	short tons per day
in	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	volt

2-3

km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

2-4

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Yamana Gold Inc. (Yamana).  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to RPA at the time of preparation of this report,

•                  Assumptions, conditions, and qualifications as set forth in this report, and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Mr. Armando Valencia, Property Manager with Yamana.  RPA has not researched property title or mineral rights for the Mercedes operation and expresses no opinion as to the ownership status of the property.

RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Mercedes.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

The Mercedes Project is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality.  The Project is located 250 km northeast of Hermosillo, Sonora’s capital city, and 300 km south of Tucson, Arizona (Figure 4-1).

Mercedes is located at 30o33’ N latitude and 110o48’ W longitude.  UTM coordinates are: NAD 27, Zone 12, 549,452 m E, 3,355,473 m N.

LAND TENURE

The Mercedes Property consists of approximately 64,613 ha of mineral concessions under lease from the government of Mexico (Figure 4-2).  The area is covered by 40 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law.  The titles are valid for 50 years from the date titled.  All of the concessions are owned by Minera Meridian Minerales S. de R.L. de C.V. (MMM), a wholly-owned subsidiary of Yamana.

Survey control of the mining concessions is based on concrete control points called “Mojonera.”  The Mojoneras and perimeters of the claims are certified by an authorized surveyor, Perito Minero, and validated by the Dirección de Minas.

The areas of interest at Mercedes are located on private land.  A surface access agreement has been in place with the owner of the private land surrounding the Project since 2000.

4-1

112°
108°
Legend:
Administrative Capitals
Cities
International Boundaries
Administrative Boundaries
Highways
Primary Roads
Minor Primary Roads
Local Primary Roads
MERCEDES PROJECT
SONORA
Hermosillo
Mexicali
San Luis
Yuma
Tucson
United States
Mexico
Heroica Nogales
Heroica Caborca
Magdalena De Kino
Cananea
Guaymas
Empalme
Ciudad Obregon
Chihuahua
Baja California
Baja California Sur
Sinaloa
Durango
Los Mochis
Guasave
Culiacan
La Paz
Golfo de California
Bahia Sebastian Vizcaino
30°
26°
N
U.S.A.
State of Sonora
Mexico
Gulf of Mexico
Pacific Ocean
0 50 100 Miles
0 50 100 KM

Figure 4-1

Yamana Gold Inc.

Mercedes Project

State of Sonora, Mexico

Location Map

May 2014

4-2

Figure 4-2
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Concession Boundary
N
531,000 E
536,000 E
541,000 E
546,000 E
551,000 E
556,000 E
561,000 E
566,000 E
3,388,000 N
3,383,000 N
3,378,000 N
3,373,000 N
3,368,000 N
3,363,000 N
3,358,000 N
3,353,000 N
3,348,000 N
La Lupita Veins
Klondike Veins
Rey de Oro Veins
Tucabe Veins
Mercedes Veins
0 2 4 6 8 10
Kilometres

May 2014

Source: Yamana Gold Inc., 2013.

4-3

MMM controls 100% of the concessions, either through staking mining claims or finalizing Option Contracts with the buyout of the claims.  All of the concessions are in good standing with mining law obligations through twice-annual tax payments and required assessment work.  All concession taxes are paid on a semi-annual basis by MMM.  Table 4-1 lists the mining concessions.

TABLE 4-1   MERCEDES PROJECT MINERAL CONCESSIONS

Yamana Gold Inc. — Mercedes Mine

Concession	Area (ha)	Title	Title Date	Purchase Date
El Principe	18.0000	172217	Oct 27, 83	November 2007
La Reina	12.0369	172418	Dec 15, 83	November 2007
Klondike	15.5275	174794	Jun 14, 85	November 2007
El Rey de Oro	18.6164	175490	Jul 31, 85	March 2006
El Rey de Oro 2	18.4000	175511	Jul 31, 85	March 2006
Corona de Oro	10.0000	175671	Aug 06, 85	October 2006
Klondike 2	9.8487	175672	Aug 06, 85	October 2006
Pragedia	20.0000	186251	Mar 22, 90	March 2006
La Bartola	10.0000	187085	May 30, 90	March 2006
Fracc El Nuevo Tucabe	8.8492	208553	Nov 23, 98	March 2006
El Tucabe	38.4590	210794	Nov 25, 99	March 2006
El Sol	200.7300	210898	Jan 26, 00	November 2007
Argonauta	7.7061	212480	Oct 24, 00	August 2002
Argonauta	390.7005	213646	Jun 05, 01	August 2002
El Real de Oro Fracc I	497.3410	213718	Jun 12, 01	August 2002
El Real de Oro Fracc II	3.6784	213719	Jun 12, 01	August 2002
El Real de Oro Fracc III	4.1211	213720	Jun 12, 01	August 2002
El Real 1	125.8333	215243	Feb 14, 02	August 2002
El Real 2	487.6264	215244	Feb 14, 02	August 2002
El Tucabe 3	109.2250	215246	Feb 14, 02	August 2002
Gato 2	50.0000	215596	Mar 05, 02	March 2006
El Nuevo Tucabe	42.3052	216522	May 17, 02	March 2006
Gato	337.1108	221761	Mar 19, 04	March 2006
El Hipo Fracc I	45.8914	221763	Mar 19, 04	March 2006
El Hipo Fracc II	11.7569	221764	Mar 19, 04	March 2006
El Hipo Fracc III	31.4375	221765	Mar 19, 04	March 2006
San Francisco	98.9169	221919	Apr 14, 04	March 2006
El Hipo Fracc I	3.0941	221920	Apr 14, 04	March 2006
El Hipo Fracc II	123.1961	221921	Apr 14, 04	March 2006
Rey V	1,597.2124	224150	Apr 12, 05	May 2009
Pragedia 2	20.0000	226071	Dec 01, 05	March 2006
Argonauta 2 Fracc 1	4.9663	226859	Mar 13, 06	May 2009
Argonauta 2 Fracc 2	13.8788	226860	Mar 13, 06	May 2009
Argonauta 2 Fracc 3	141.8638	226861	Mar 13, 06	May 2009

4-4

Concession	Area (ha)	Title	Title Date	Purchase Date
Argonauta 3	81.0000	226862	Mar 13, 06	May 2009
Argonauta 4	2,127.0216	229005	Feb 27, 07	Staked by Meridian
Argonauta 5 Fracc 1	56,298.1556	236193	May 19, 10	Staked by Meridian
Argonauta 8	1,173.3752	238166	Aug 09, 11	Staked by Meridian
Argonauta 9 F-1	338.2361	238167	Aug 09, 11	Staked by Meridian
Argonauta 9 F-2	66.6451	238168	Aug 09, 11	Staked by Meridian
Total	64,612.7633

The Mercedes Property is not encumbered by any royalties, since all of the claims under contract were purchased with no future obligations.

MMM has all required permits to conduct work on the property.  The tailings are considered pH neutral to alkaline and are not acid generating material.  Rehabilitation of the tailings facility and the remainder of the mining areas on site at end of mine life is estimated to cost approximately $10.3 million.  RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

4-5

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Mercedes Project is accessed using Highway 54 via Magdalena de Kino located approximately 180 km from both Tucson, Arizona, and Hermosillo, Mexico.  From Magdalena de Kino, access is gained to the property using Highway 15 for 67 km, passing through the village of Cucurpe, to the Rancho Los Pinos entrance.  The mine can be reached via an improved gravel road approximately 10 km from the ranch entrance.

CLIMATE

The climate in the Mercedes area is typical of the high Sonora desert.  The maximum recorded summer temperature is 41.6°C and the lowest recorded temperature is -15°C with freezing temperatures common at night between December and March.  Rainfall is sparse outside of the monsoon season (variably mid-June to early October).  Rain and rare snow occasionally fall between late January and February.  Average annual precipitation is 506 mm.

LOCAL RESOURCES

Magdalena de Kino is the closest commercial centre and has a population of about 23,000.  It is a well-established community with a variety of services available, including a small airport, lodging, fuel and groceries, limited medical care, schools, and police.  Cananea, Sonora, is a major Mexican mining center located about 170 km from the site.

Hermosillo, Cananea, and Tucson are main suppliers for the mining activity within the area.

INFRASTRUCTURE

Mercedes is currently mining three deposits and has all required infrastructure necessary for a mining complex including:

•                  Declines and series of ramp-connected levels

•                  A 1,900 tpd crushing plant and mill

•                  Tailings storage facility

5-1

•                  Associated administrative building, laboratory, shops, and warehouse

•                  Sufficient water supply using mine dewatering and purchased water rights

•                  Power supply provided by a 65 km, 115 kV power line, from the town of Magdalena de Kino

PHYSIOGRAPHY AND VEGETATION

The Mercedes Property is located in an area of moderate to rugged topography, with numerous arroyos and canyons incised through volcanic stratigraphy.  The arroyos and canyons contain intermittent streams that ordinarily flow in response to rainfall events or for extended periods during rainy periods.  Elevation in the property area ranges from 950 MASL to 1,400 MASL.

Vegetation is typical of the high Sonora desert, including mesquite, desert oak, grasses, and numerous species of cacti, junipers, and cottonwood trees.

5-2

6 HISTORY

EXPLORATION AND DEVELOPMENT HISTORY

The Mercedes district has been the focus of mining activities since at least the late 1880s.  Much of the historic data, including ownership information, was lost during the Mexican revolution of 1910.  Since at least the early 1980s, concessions have been held by a number of private individuals, who have leased the holdings to various Canadian and Australian companies.

Exploration and development work was conducted in at least two or three distinct periods.  The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins all were the focus of exploration and development work on a limited to moderate scale during the late 19th century and early 20th century.  No data is available for these programs, with the exception of selected reports on the Mercedes, Klondike, and Tucabe mines, which were located in the Anaconda collection at the University of Wyoming library.

The Tucabe vein was mined around the turn of the century.  A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 m of strike and a vertical range of over 150 m.  No data is available on the production from this time period.

The Mercedes vein was discovered in 1936.  Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground.  The work included sinking a 50 m shaft and excavating a series of tunnels and internal raises for sampling and reserve estimation.  The ore was contained in a crushed vein with an average width of 1.7m.

In 1994, the Fomento Minero, an agency of the Mexican government, conducted surface and underground sampling of the Tucabe vein to evaluate potential for an open pit, heap leach operation.  Minera Sierra Madre evaluated the property and drilled 800 m of reverse circulation (RC) drilling to depths of 75 m in 1996.  These holes collared within 20 m of the surface outcrop of the structure and did not encounter the vein at any appreciable depth.  None of the results from that program are available.

6-1

Local prospectors investigated the Saucito zone, located about one kilometre northwest of the Tucabe area.  These workings expose highly tectonized veins that are crosscut by east-west trending post mineral structures.  Sampling by Rio Sonora (Gerle Gold Ltd.) of the underground workings indicated the mineralization was very erratic but several samples returned results of greater than 10 g/t Au.  Rio Sonora drilled 10 shallow holes testing the area for near surface open pit potential.  The holes returned low-grade values and in the vicinity of the workings drilling failed to equal the grade from the underground sampling.

Little historical data is available for past mining activities at the Klondike Mine.  A cross section in the Anaconda file from the 1930s indicates the Klondike Mine was mined around 1900, with the main stope being about 120 m by 80 m in size.  The workings have been inaccessible since the 1930s.  All the reports mention the vein continuing at depth but high inflow of water stopped the mining operation.

In the mid-1990s, Mogul Mining Ltd. acquired the property and reported assay results from several hand-dug surface trenches excavated near the main shaft area.  Yamana does not have any of the Mogul Mining data.

The only known drill program was by Minera Sortula (Campbell Chibougamau Mines Limited) about 15 years ago.  Four core holes were reportedly drilled into the old workings.  Yamana does not possess any of the Minera Sortula drill data.

FMC GOLD COMPANY/MERIDIAN GOLD INC. 1993-2004

The Mercedes and Klondike Mine areas were first examined by Meridian Gold Inc.’s (Meridian) predecessor FMC Gold Company in 1993 as part of a regional exploration program in Mexico.  No further work was recommended at the time as the restricted nature of mineralization precluded obvious open pit development opportunities.  The Mercedes District was re-visited in 1999 as part of a program focusing on high grade low sulphidation vein systems.  Based on the excellent potential of the district, acquisition was recommended and field work was initiated.

Meridian geologists completed surface and underground mapping and sampling by September of 2000.  The surface evaluation identified 11 separate target areas.  Five areas had historic mining activities and were the focus of the first phase of a reverse circulation drilling program.

6-2

Veins or stockwork zones were encountered in all five areas by drilling.  Mercedes, Klondike, and Tucabe all had at least one drill intercept assaying greater than 10.0 g/t Au.

Phase 2 RC drilling started in January 2001 focusing on the Klondike and Mercedes zones.  The Phase 2 program tested the target zones both down dip and along strike.  This program was successful discovering a narrow, vein-hosted mineralized zone at Mercedes and significant mineralization was also encountered at Klondike.

With gold prices dropping rapidly to less than $300 per ounce, a decision was made to joint venture the property.  In 2002, Meridian entered into a joint venture (JV) with Fischer-Watt Corporation (Fischer-Watt), to continue exploration at Mercedes.  Fischer-Watt’s focus was the Mercedes vein zone, so the Klondike and Rey de Oro concessions were dropped from the JV.  Fischer-Watt carried out limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein area south of Corona de Oro.  The JV was terminated in the fall of 2004 and the property was returned to Meridian.

The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein.  Drilling expanded in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins.

PAST PRODUCTION

No precise production totals are available from historic mining operations.  During the years 1937 to 1939, Minera Oro Chico mined the material outlined by Anaconda at Mercedes.  This probably totalled 20,000 to 30,000 ounces.

Given the scale of historic mining observed at Klondike, Rey de Oro, Tucabe or Saucito, and the known high grades in the exploited veins, a reasonable estimate of cumulative past district production is in the order of 150,000 tonnes and approximately 73,000 gold equivalent ounces (GEO).

Production by MMM at Mercedes is listed in Table 6-1.

6-3

TABLE 6-1   HISTORIC PRODUCTION TO MAY 31, 2014

Yamana Gold Inc. — Mercedes Mine

Year	Tonnes Mined (000)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Ounces (000)	Silver Ounces (000)
2011	36.0	4.77	57.52	5.5	66.6
2012	513.6	6.27	81.73	103.6	1,349.6
2013	640.9	6.13	76.58	126.3	1,578.1
To May 31,2014	271.4	4.83	62.43	42.1	544.8
Total	1,461.9	5.90	75.30	277.5	3,539.1

6-4

7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Mercedes Project lies in the Basin and Range physiographic province, approximately 80 km inboard from the Late Proterozoic rifted continental margin of the North American plate and northeast of the inferred “Sonora-Mojave Mega-shear.”  The area is underlain by a thick succession of shallow-marine shelf carbonate and siliciclastic rocks ranging in age from Jurassic to Cretaceous, which have been moderately to strongly faulted and folded, related to thin-skinned, northeast-directed thrusting during the Late Cretaceous Laramide Orogeny (Figure 7-1).

In late Cretaceous to middle Tertiary time, the Jurassic-Cretaceous sediments were overlain by intermediate to felsic volcanic rocks of the Sierra Madre continental volcanic arc.  The andesitic volcanics within this sequence host the quartz-adularia epithermal veins of the Mercedes area.  The most extensive intrusive rocks in the region are stocks, plutons, and plugs of Tertiary granodiorite to diorite, which intrude the Jurassic metasedimentary sequence.  The Miocene was dominated by extension, erosion, and limited volcanic activity. Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill fault-bound extensional basins throughout north-central Sonora.

7-1

110° 40'
535000
110° 35'
40
45
110° 30'
50
55
110° 25'
560000
110° 20'
30° 30'
3370000
65
30° 25'
60
30° 20'
55
3350000 m. N
30° 15'
535000 m. E
ZONA EL CALICHE
ZONA KLONDIKE
ZONA LAS MERCEDES
Property Boundary
Property Boundary
0
2
4
6
8
10
Kilometres
N

NOTE: Refer to Figure 7-1A for Local Geology Legend.

Figure 7-1

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Local Geology

Source: Geological Map Saracachi H12-B72-Sonora, 1999.

May 2014

7-2

Symbols:

Quaternary

- **Qhoal** — Alluvium
- **QptCgp** — Polymictic Conglomerate

Tertiary

Neogene

- **Tm Cgp-Ar** — Polymictic Conglomerate Sandstone
- **TmB** — Basalt
- **TmTR** — Rhyolite Tuff
- **Tm TR-Vi** — Vitrified Rhyolite Tuff
- **TmR** — Rhyolite

Paleogene

- **ToTR-R** — Rhyolite Tuff-Rhyolite
- **ToA** — Andesite

Cretaceous

Upper

- **KsTpa A-BvA** — Andesite-Andesite Breccia
- **KsVs** — Volcanic Sediments
- **KsAr-A** — Sandstone-Andesite

Lower

- **KiCz-Lu** — Limestone-Shale

Jurassic

Upper

- **JsKiVs** — Volcanic Sediments

Igneous Rocks

Intrusives

- **ToPGr** — Porphyritic Granite
- **TeGd-D** — Granodiorite-Diorite
- **pTm(?) Gr-Gd** — Granite-Granodiorite

Structure

- Geological Contact
- Inferred Geological Contact
- 25° Strike and Dip
- 70° Foliation
- 35° Pseudo Stratification
- Volcanic System
- 30° Lava Flow
- 55° Normal Fault
- Inferred Normal Fault
- 50° Reverse Fault
- Inferred Reverse Fault
- Strike-Slip Fault
- Recumbent Anticline
- Recumbent Syncline
- Recumbency
- Fracture
- Inferred Fracture
- 20° Measured Fracture
- 60° Vein
- 65° Inferred Vein
- R Rhyolite Dike
- Alteration Limits

Mineralization

- In-situ Mineralization
- Producing Mine
- Abandoned Mine
- Reopening Mine
- Prospect

Dimention Stone

- In Production
- Inactive
- Prospect

Plants

- Mill
- Metal Processing
- Geothermal

Others

- Tailings
- Trench
- Waste Dump

Sampling

- 7 Petrographic
- 8 Chips
- 11 Paleontological
- 16 Radiometric

Alteration

- **OXID** Oxidation
- **SILI** Silicification
- **PIRI** Pyritization
- **ARGI** Argillization
- **CAOL** Kaolinization
- **SERI** Sericitazation
- **GRAN** Granitization

Mineral Deposit Style

- **VT** Vein
- **IR** Irregular
- **SW** Stockwork
- **DS** Diseminated
- **MA** Massive

Origin

- **04** Epithermal
- **07** Hydrothermal
- **12** Placer
- **14** Replacement

Mineralization Type

- **CB** Carbonate
- **OX** Oxide
- **FF** Phosphate
- **SF** Sulphide
- **NT** Native Metal

Topography

- Population
- Paved Road
- Gravel Road
- Trail
- Path
- Railway
- Airport
- Body of Water

Figure 7-1A

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Local Geology Legend

May 2014

Source: Geological Map Saracachi H12-B72-Sonora, 1999.

7-3

PROPERTY GEOLOGY

The geology of the Mercedes area is dominated by two northwest-trending arches, which have exposed older marine sediments and overlying interbedded volcaniclastic sediments and lithic to quartz crystal lithic tuff units.  The arches are cut by numerous northwest-trending high angle structures.  Some of these faults have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite.  Marginal to the northwest-trending arches, andesitic flows and flow breccias (with local coeval andesite dikes) have been deposited and preserved in at least three west-northwest thickening basins.  This andesite package, locally over 500 m thick, and the contact zone  with the underlying tuff host all known economic epithermal vein deposits in the district (Figure 7-2).

Post-mineral plagioclase-biotite latite porphyry dikes fill some of the same northwest-trending structures that host veins in the Mercedes/Barrancas corridor, venting to the surface in flow domes and extensive latite porphyry flows ranging from 10.0 to +190.0 m thick.  The latite flow/dome field covers an area of at least 6 km2 to the southwest of the Mercedes fault zone.  Dikes generally crosscut and destroy vein mineralization.  Vitrophyre is locally preserved on both latite dike and flow margins.

The latite and all older units are overlain locally by more than 200 m of post-mineral conglomerate and volcaniclastic units of the Miocene Baucarit Formation, as well as local intercalated ash tuff/ignimbrite, highly magnetic andesite flows and overlying bimodal rhyolite and basalt flows.

A total of 15.3 km of gold-silver-bearing epithermal low sulphidation veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the Project.  Major veins typically trend N30-70W at 60º to 90º dips following the major regional structural pattern.  Other veins trend variably from east-west to north-south, or even northeast.  Veins typically dip at greater than 60º, but locally range as low as 25º.

The major exception in the district is the Lupita-Diluvio vein system, which is localized along a N70ºE, 15º to 55º northwest dipping listric fault zone.  In contrast to other vein areas, almost all the stockwork, breccia, and vein-hosted gold-silver mineralization is hosted within older lithic tuff and volcaniclastic units below the andesite package.

7-4

Figure 7-2
Yamana Gold Inc.
Mercedes Gold-Silver Project
Sonora State, Mexico
Property Geology
548,000 mE
549,000 mE
550,000 mE
551,000 mE
552,000 mE
553,000 mE
554,000 mE
3,360,000 mN
3,359,000 mN
3,358,000 mN
3,357,000 mN
3,356,000 mN
3,355,000 mN
Diluvio Zone
La Lupita Vn
Lupita Zone
Klondike Vn
Rey de Oro Vn
Barrancas Zone (covered)
Tucabe Vn
Mercedes Vn
A
A'
N
SECTION A-A'
Looking NW
MERCEDES
PALOMA
TUCABE
PONCHENA
REY DE ORO
GEOLOGY
Cgl
Conglomerate; unconsolidated, unsorted rhyolite clasts in a "dirt" matrix. Caps all older units locally.
T-Rig
Rhyolite Ignimbrite: Fiame textured, flow-banned. Very low angled bedding.
l-Lat
Latite Porphyry: Medium grained biotite k-feldspar porphyry, occuring as vertically flow-banded dikes and extrusive flows.
A
l-a
l-bi
Andesite Sequence Undivided: Complex intercalation of hornblende porphyritic and plagioclase porphyritic flows and flow breccias, with local basins filled with heterolithic volcanic deposits. Andesite sequence cut by hornblende-plagioclase andesite porphyry dikes (l-a) and strongly magnetic aphanitic biotite porphyry mafic dikes (l-bi)
l-lt
Lithic Tuff Sequence: Includes fiami-bearing ignimbrite units. Distinctive with >25% lithic clasts, +/- quartz grains. Bottom of sequence is marked by angular discordance.
cgl
qxlt
ss
Vocanoclastic Sequence: Predominately contains "red-beds" 5-50m thick with with quartz-crystalline tuffs. Includes one 15m thick dolomite unit. Base is marked by erosional discordance.
ss
sh
Sediment Sequence: Laminated mostly thin-bedded siltstones, sandstones, and shale with minor conglomerate. Predominately sub-aquous deposition. No obvious volcanic component. Often in low-angle fault contact with younger units throughout Mercedes map area.
MINERALIZATION / STRUCTURE
Vein / Mineralized Structure
Quartz Stockwork
Fault with Direction of Movement
0
250
500
750
1000
Metres
May 2014
Source: Yamana Gold Inc., 2014.

7-5

VEIN MINERALOGY AND PARAGENESIS

The epithermal veins on the Mercedes Project display multiple stages of quartz, carbonate, and adularia.  Paragenesis is greatly complicated by hydrothermal brecciation and the multiple stages of pre-, syn-, and post-mineral tectonic brecciation and faulting.

Quartz types cover the spectrum from clear to grey, yellow, tan, green, grey, and purple.  Textures range from chalcedonic to sugary, granular, and coarsely crystalline.  Boiling (lattice and froth) textures are locally observed in all vein zones.  Greenish quartz is always associated with gold values (ore stage) and the presence of disseminated hematite specks and cubes after oxidized pyrite is often a key guide to bonanza gold grades in all veins.  Native gold is also found as specks within quartz or on late fracture with copper oxides (Klondike).  Earlier mineralized quartz and other quartz pulses is often highly brecciated and cemented by multiple stages of green quartz and 15% to 80% later multiple stages of rhodochrosite, siderite, and barren massive grey calcite.  It is believed that gold and silver were locally deposited with some rhodochrosite and siderite pulses.  Adularia is present as erratic breccia fillings and in bands within veins primarily in the Barrancas and Lupita-Diluvio vein systems.

ALTERATION

PROPYLITIZATION

The main intrusive and extrusive igneous rock packages at Mercedes are variably propylitized by a regional alteration event not considered to be directly related to vein mineralization.  The andesite flow and flow breccia host rocks as well as the massive latite intrusion range from nearly fresh to strongly altered, containing variable amounts of chlorite-calcite and local epidote.

SILICIFICATION

Silicification is the most prominent alteration associated with the Mercedes area veins, although the distribution and intensity vary within and proximal to the different vein/structural zones.  Wide zones on silicification and stockwork veining, up to 70 m, have been noted in the Corona de Oro, Klondike, and Rey de Oro shoots and are associated with zones of intense fracturing within the host structure.  Conversely, many of the same ore shoots contain wide vein zones with less than 0.5 m of silicified andesite peripheral to the structure.

7-6

POTASSIC ALTERATION

Potassic alteration, in the form of adularia, is widely disseminated in veins and adjacent host rocks at Mercedes. The adularia is common in thin section but difficult to see in hand samples.  By contrast, the Barrancas and Diluvio vein zones contain locally abundant visible adularia both within veins and in adjacent wall rocks.

SERICITE-CLAY ALTERATION

Argillic alteration is generally present near veins on the property, though bleached rock is typically not a prominent feature.  No detailed analyses have been completed to define clay mineralogy or zoning within the system.

DEPTH OF OXIDATION

With the exception of isolated grains, the veins and wall rock are almost completely oxidized to drilled depths in all areas (vertical range of 440 m at Mercedes, 280 m at Klondike, 140 m at Rey de Oro, 500 m at Barrancas and 450 m at Lupita).  Goethite is more common in the wall rock at Mercedes and Klondike, whereas at Rey de Oro, hematite is most abundant.  Unoxidized disseminated pyrite was observed in association with propylitic or sericite alteration adjacent to vein zones in only a few deep holes below Corona de Oro.

MERCEDES AND BARRANCAS VEIN ALTERATION

The veins are hosted in highly variable zones of altered andesite, ranging from nearly fresh to chlorite-calcite-quartz pyrite (Chlorite) with calcite stockwork; quartz-adularia-chlorite-pyrite (silica 1-2); and quartz—adularia+/-sericite-pyrite (QS) with quartz stockwork increasing in intensity as the veins are approached.  However, in some places, veins are encountered with only minor chlorite+/-adularia alteration directly adjacent to the vein contact.  Manganese oxides in the wall rock are generally absent or present in very small amounts, compared to the Klondike system.

KLONDIKE VEIN ALTERATION

The alteration zone occurs as a southwest dipping shear zone with strong hematite-manganese oxide alteration, silicification, and quartz stockwork.  Little narrowing of the alteration package has been noted at depth, even though the gold and silver values drop significantly below the 1,000 m elevation.

7-7

REY DE ORO VEIN ALTERATION

The alteration zone occurs as a broad area of hematite oxidation and variable silicification, which envelope zones of quartz stockwork veining.  Manganese oxides are generally absent or present in very small amounts, compared to the Klondike system.  Deeper core holes show the silica-hematite alteration zones are increasingly restricted at depth.

LUPITA-DILUVIO ALTERATION

The Lupita-Diluvio vein/stockwork mineralization is associated with variable silicification, chloritization, adularia, and minor oxidized disseminated pyrite. The deposit area is overlain by a flat-lying cap of sericite-chlorite-pyrite (1% to 7%) ranging from 30 m to 80 m thick. This alteration blanket is 30 m to 70 m above the mineralized stockwork zone, although the genetic significance is unclear.  This is the only place this style of alteration has been observed on the property.

MINERALIZATION

A total of 16 principal low sulphidation epithermal vein/stockwork/breccia zones, have been identified on the Mercedes property.  The currently producing veins have been divided into three sub-district areas:

•                  Mercedes Area (Mercedes-Barrancas).

•                  Klondike Area (Klondike/Rey de Oro)

•                  La Lupita Area (Lupita-Diluvio)

Basic data for all of the veins is summarized in Table 7-1.  The majority of the veins are hosted within the andesite package, or locally at the fault contact between andesite and the underlying lithic tuff package.  Only the Diluvio Zone at Lupita and the Anita veins contain significant ore grade mineralization hosted completely in the lower tuff package.

The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip.  The zones range in width from less than 1.0 m to composite vein/stockwork/breccia zones up to 15.0 m wide.  In the Diluvio zone, gold-silver-bearing vein/stockwork zones local attain thicknesses in excess of 100.0 m.  Length of individual veins varies from 100 m to over 2.0 km.  Property-wide, Au-Ag bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

7-8

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.  In addition to hematite, manganese oxides are an important component in some ore zones, possibly remnant after dissolution of manganese carbonates.  Due to the depth of oxidation, sulphides are rarely observed.  The few exceptions include one hole at depth in Klondike (visible galena and sphalerite) and hole L11-133D at Diluvio, which had an unoxidized vein interval containing widely disseminated pyrite, galena, sphalerite, and silver sulphosalts with greater than 500 g/t Ag.  Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, but rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

TABLE 7-1   PRINCIPAL VEIN DESCRIPTIONS

Yamana Gold Inc. — Mercedes Mine

Vein	Host	Morphology	Strike (º)	Dip (º)	Length (m)	Width (m)	Elevation (m)
Mercedes Area
Mercedes	Andesite	Vein/Stwk/Bx	315	80SW-65NE	3,500	1.0-2.0	680-1,160
Sajuaro	Andesite	Vein	315	90	250	1.0-3.0	950-1,150
Derrama	Andesite	Vein	310	80	250	1.0-4.0	870-1,050
Paloma/EZ Zone	Andesite	Stwk/Vein	315	90	1,500	0.1-8.0	950-1,165
Tucabe/Saucito	Andesite	Vein/Stwk	340	65 SW	1,400	1.0-5.0	950-1,200
Barrancas/Lagunas	Andesite	Vein/Stwk	315	80-90	2,100	1.0-15.0	800-1,050
Anita/Venado	Lithic Tuff	Stwk	285	90	700	1.0-2.0	1,120-1,280
Sub-total					9,700

Klondike Area
Klondike	Andesite	Vein/Bx/Stwk	290	70 SW	800	1.0-55.0	960-1,200
Rey de Oro	Andesite	Stwk/Vein	320	50 SW	400	1.0-70.0	1,150-1,300
Reina	Andesite	Vein	320	90	150	1.0-2.0	1,100-1,200
Ponchena	Andesite	Vein	290	70 NE	300	1.0-2.0	1,075-1,125
Culebra	Andesite	Vein	270	45 N	600	1.0-2.0	1,100-1,200
Sub-total					2,250

Lupita Area
Lupita/Diluvio	Andesite/Lithic Tuff	Vein/Stwk	275	25-60 N	1,800	1.0-100.0	1,180-1,325
Oso Negro	Andesite	Vein/Stwk	0	90	550	1.0-6.0	1,150-1,350
Margarita	Andesite	Vein/Stwk	170	25	700	0.5-2.0	1,180-1,250
Chipotle	Lithic Tuff	Vein/Stwk	340	70SW	600	1.0-3.0	1,220-1,300
Sub-total					3,650
Grand Total					15,600

7-9

MERCEDES VEIN MORPHOLOGY

The Mercedes vein is the most important and continuous vein system identified on the Project to date, with quartz-carbonate veining being traced almost continuously on strike for nearly 3.5 km.  The Mercedes fault system consists of numerous anastomosing strands within a zone over 50 m wide.  Emplaced within these faults in extensional open areas were a series of complex, multi-stage, anastomosing vein/ breccia/stockwork zones 1.0 m to 15.0 m wide.  Vein mineralogy (multiple quartz and carbonate stages) and morphology changes rapidly along strike and down dip.  Mineralized green-grey sugary to chalcedonic quartz is often highly brecciated and cemented by 15% to 80% late stage gray calcite, rhodochrosite and/or brown-black manganese-iron carbonates.

BARRANCAS VEIN MORPHOLOGY

The Barrancas structural trend is parallel to the Mercedes Vein trend but is located 400 m to the northeast.  The zone is marked by intense shearing and faulting over a width of 50 m to 100 m, into which gold-silver bearing quartz (tan to green)-carbonate (siderite-calcite) +/- adularia veins have been deposited.  Four mineralized zones (Barrancas Centro, Gap, Lagunas, and Marianas) have been discovered along the 2.0 km structural trend.  Multiple vein splays have been identified in each area.  Mineralized shoots dip steeply (+75°) to the northeast and southwest along the trend.  Mineralization in the Marianas zone is important in that it extends to depths over 250 m below known mineralized shoots on the Barrancas structure.  In the Barrancas Centro area only, the veins and fault zones have been intruded by one or more latite porphyry dikes.  All veins have been subjected to post mineral shearing and faulting.

KLONDIKE VEIN MORPHOLOGY

The Klondike vein zone trends N70ºW, dipping 65º to 80º southwest.  It is approximately 800 m long, with a maximum vertical range of nearly 300 m and width ranging from 0.5 m to over 50 m.

The Klondike vein system is significantly different than at Mercedes, in that it typically forms as a tectonic breccia zone rather than fissure fill vein.  Within the breccia zone, there are highly variable lenses of brecciated white to green or gray quartz and abundant manganese carbonates and calcite.  Fissure filling veins over 0.5 m wide are rare, but the overall zone of

7-10

crackle brecciation and stockwork veining with silicification and strong manganese-iron oxides may be up to 50 m in width.

LUPITA VEIN MORPHOLOGY

The Lupita vein zone outcrops on surface for 1,800 m following a contact between the overlying andesite package and underlying quartz-crystal lithic tuff package.  In outcrop, the vein zone ranges from 1.0 m to 5.0 m thick.  Multi-stage quartz-carbonate ± adularia veining locally extends continuously down dip in places more than 450 m along most of the west half of the surface outcrop.

Most importantly, at depths of 200 m to 300 m in the Diluvio zone, an extensive zone of multi-stage quartz-carbonate ± adularia vein breccias, stockwork, and hydrothermal breccia up to 150 m thick has been identified that is primarily hosted in the lower lithic tuff-volcaniclastic sequence.  Based on preliminary geologic interpretation, it is proposed that the tuff/volcaniclastic sequence hosting the main portion of the Diluvio deposit is a large fault block that was displaced down the Lupita fault structure prior to andesite deposition.  Diluvio therefore is the only mineral deposit in the district with the lower lithic tuff/volcaniclastic sequence as the primary host.

FLUID INCLUSIONS

In 2000, J. Reynolds of Fluid Inc. made quick scans of inclusions in vein samples from the Mercedes, Saucito/Tucabe, and Klondike veins.  As expected, the samples are typical of those from a low sulphidation system.  Reynolds noted samples from the Mercedes vein “containing quartz that formed at temperatures of 200°C although some minor quartz formed as high as 240°C to 250°C, with evidence for minor boiling.”  At Klondike, “only quartz that formed at temperatures less than 200°C is present” in the samples submitted for analysis.”  At Saucito, “vein samples contain mostly quartz that formed as hot as 260°C to 270°C, and as low as existed when chalcedonic quartz formed (160°C).  Boiling evidence is common.”

7-11

8 DEPOSIT TYPES

Gold-silver mineralization on the Mercedes Property is hosted within epithermal low sulphidation (adularia-sericite) veins, stockwork, and breccia zones.

8-1

9 EXPLORATION

Yamana’s exploration effort began with surface sampling in 1999.  A total of 399 rock samples and 26 stream sediment samples were collected and a 60 km2 area was mapped.  Mapping and sampling between 2005 and 2014 was subsequently extended to cover an area of approximately 235 km2.

Geochemical sampling focused on rock chip samples from outcropping veins along with samples from the historic mine workings.  The abundance of outcrop in the property area, combined with limited vegetation, allow this sampling method to define general grades within veins. A total of 3,703 surface rock samples, 129 soil samples, and 166 stream sediment samples have been collected for geochemical analyses through May 2014.

Surface mapping identified three major basins filled with andesitic volcanic rocks on the Mercedes property.  Mapping also identified areas in which significant extensions of andesite basins may be covered by shallow post-mineral deposits.  The mapping also identified over 16 km of low sulphidation epithermal veins on the Project area.   The most recent discovery was the El Molino vein zone.  Veins composed of calcite and pale green granular quartz contain anomalous gold-silver values, with isolated samples running 5.0 g/t Au to 30.0 g/t Au.

Some skarn-hosted copper-silver mineralization has been recognized on the property on the southwest side of the Klondike basin and on the internal concession controlled by Penoles, but this mineralization has not been a high priority exploration target.

9-1

10 DRILLING

In October 2007, Yamana took control over the property. An aggressive drilling and development program was initiated to assess the potential of the Project and bring it to a feasibility study stage.  Drilling from 2009 to 2014 has focused on district exploration outside of the Mercedes-Klondike systems, resulting in the discovery of the 1) Barrancas vein zone, 2) Diluvio zone at Lupita, and 3) expansion of the Rey de Oro vein system.

The discovery history for major ore shoots on the Mercedes property is summarized in Table 10-1.

TABLE 10-1   MAJOR DISCOVERIES

Yamana Gold Inc. — Mercedes Mine

Year	Vein	Ore Shoot	Discovery Hole	From (m)	To (m	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
2000	Klondike	Klondike	K003	141.77	151.68	9.91	7.53	7.13	21.0
2005	Mercedes	Corona de Oro	M05-031	186.00	207.00	21.00	9.00	28.44	245.0
2006	Rey de Oro	Rey de Oro	R06-008	0.00	19.30	19.30	17.20	5.21	16.3
2007	Mercedes	Sentinela	M07-107D	253.54	255.84	2.30	2.10	157.29	574.0
2008	Mercedes	Breccia Hill	M08-305D	218.24	221.28	3.04	2.00	19.43	11.6
2008	Mercedes	Tierra De Nadie	M08-230D	197.30	206.29	8.99	8.10	24.11	156.2
2009	Barrancas	B. Centro	M09-459D	318.82	333.42	14.60	6.05	5.82	186.2
2009	Barrancas	Lagunas	M09-449D	203.60	211.30	7.70	6.30	16.68	65.6
2009	Lupita	Lupita	L09-021D	193.51	201.15	7.64	7.01	28.15	52.0
2010	Barrancas	Lagunas Norte	M10-574D	198.12	204.52	6.40	4.90	9.31	121.1
2010	Lupita	Diluvio	L10-073D	202.08	233.52	31.44	9.00	8.40	11.9
2011	Lupita	Diluvio West	L11-109	421.84	430.98	9.14	7.32	7.24	48.1
2012	Barrancas	Marianas	M12-639D	454.77	457.81	3.04	2.20	12.69	11.5
			and	476.38	477.62	1.24	0.74	74.70	4.0
	Rey de Oro	Rey de Oro Deep	R12-066D	115.21	123.44	8.23	7.50	14.00	149.6
2014	Barrancas	Gap	M14-672D	190.40	200.56	10.16	7.00	19.29	209.4

As of the end of May 2014, a total of 343,849 m in 1,243 drill holes have been completed on the Project (Table 10-2).  Mineralized zones at Mercedes, Klondike, Barrancas, Lupita and Rey de Oro have been drilled on approximately 30 m to 60 m centres, using a combination of diamond drilling and minor reverse circulation drilling.

10-1

TABLE 10-2   PROJECT DRILL SUMMARY

Yamana Gold Inc. — Mercedes Mine

Year	RC Holes	RC Metres	Core Holes	Core Metres	Total Holes	Total Metres
2000-01	55	10,867.93	0	—	55	10,867.93
2002-04	0	—			0	—
2005	9	2,257.00	6	990.15	15	3,247.15
2006	64	5,693.65	11	3,063.50	75	8,757.15
2007	0	—	161	43,362.53	161	43,362.53
2008	4	806.17	318	82,805.35	322	83,611.32
2009	0	—	98	32,855.51	98	32,855.51
2010	0	—	151	45,805.35	151	45,805.35
2011	0	—	114	43,325.41	114	43,325.41
2012	0	—	149	37,902.88	149	37,902.88
2013	0	—	61	18,655.85	61	18,655.85
2014	0	—	42	15,457.61	42	15,457.61
Total	132	19,624.75	1,111	324,224.14	1,243	343,848.69

Drill hole collars are marked up by survey prior to the drill set-up and again after completion of the hole.  A Reflex instrument is used to provide directional information at 50 m intervals in each hole.

Yamana has written core and RC logging procedures and the Yamana geologists collected information on paper log forms between 2001 and 2009.  Since 2009, all logging has been done digitally with information recorded directly into Century Systems DH Logger program.  Information collected included lithology, vein type, hydrothermal alteration minerals, and geotechnical information such as rock quality determination (RQD) as well as standard header information such as collar coordinates and hole inclination.  High quality photos were taken of the washed core.

Table 10-3 lists selected drill intersections from the 2014 drill program through May 31.  None of the 2014 holes are included in the current resource or reserve estimates.

10-2

TABLE 10-3   SELECTED 2014 DRILL INTERSECTIONS

Yamana Gold Inc. — Mercedes Mine

Drill Hole	Area		Cut-off Grade (AuEq g/t)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (g/t)	Ag (g/t)
L14-235D	Diluvio West		2.0	243.23	246.70	3.47	2.90	5.85	217.7
L14-236D	Diluvio West		1.0	337.41	363.33	25.92	22.03	1.81	8.2
	Diluvio West	with	2.0	349.61	352.65	3.04	2.58	2.31	16.5
	Diluvio West	and	2.0	357.23	360.28	3.05	2.60	3.18	3.2
	Diluvio West	and	2.0	361.80	363.33	1.53	1.29	8.18	15.0
L14-237D	Diluvio West		1.0	363.15	390.75	27.60	23.81	1.81	7.4
	Diluvio West	with	2.0	364.40	364.85	0.45	0.38	7.10	14.0
	Diluvio West	and	2.0	373.99	378.56	4.57	3.90	3.86	7.3
	Diluvio West	and	2.0	409.04	410.57	1.53	1.29	2.39	14.0
L14-238D	Diluvio West		2.0	239.88	241.47	1.59	1.34	5.54	21.5
	Diluvio West		1.0	314.55	335.89	21.34	19.43	3.15	11.6
	Diluvio West	with	2.0	323.15	329.79	6.64	5.57	5.13	16.9
	Diluvio West	and	2.0	333.07	335.89	2.82	2.37	6.27	7.2
L14-239D	Diluvio West		2.0	272.72	274.93	2.21	1.86	3.10	300.0
	Diluvio West		1.0	324.01	349.61	25.60	21.50	1.29	9.8
	Diluvio West	with	2.0	348.09	349.61	1.52	1.29	3.56	7.0
	Diluvio West	and	2.0	407.52	410.00	2.48	2.08	3.50	19.0
L14-240D	Diluvio West		1.0	351.13	396.64	45.51	38.23	5.06	20.6
	Diluvio West	with	2.0	357.22	381.61	24.39	20.49	7.95	24.2
	Diluvio West	and	2.0	384.65	395.33	10.68	8.97	2.22	10.7
M14-660D	Marianas		2.0	401.42	403.86	2.44	1.85	4.02	107.3
	Marianas	and	2.0	433.43	434.95	1.52	1.15	9.38	13.8
M14-661D	Marianas		2.0	528.22	529.74	1.52	1.20	6.10	42.0
	Marianas	and	2.0	536.52	538.02	1.50	1.15	4.16	57.0
M14-663D	Marianas	and	2.0	495.45	497.74	2.29	1.70	4.14	18.4
	Marianas	and	2.0	499.96	501.40	1.44	1.10	18.13	29.3
M14-670D	Marianas		2.0	405.54	412.09	6.55	4.50	3.22	97.3
M14-668D	Barrancas Gap		2.0	167.03	169.77	2.74	2.40	3.53	38.5
M14-669D	Barrancas Gap		2.0	194.15	201.67	7.52	5.45	10.20	331.5
M14-671D	Barrancas Gap		2.0	150.34	154.53	4.19	3.50	3.24	50.9
	Barrancas Gap	and	2.0	162.16	163.68	1.52	1.27	2.76	92.0
M14-672D	Barrancas Gap		2.0	190.40	200.56	10.16	7.00	19.29	209.4

10-3

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

DRILL SAMPLING

Layne Drilling of Hermosillo performed all the 2000-2001 RC drilling, utilizing a Drill Tech buggy rig with a primary compressor having 350/750 psi air.  The 2006 RC drilling was completed using a portable track RC drill contracted from Diversified Drilling in Hermosillo, Sonora.  All holes were drilled utilizing a face discharge hammer or a Mission hammer with an interchange.

SAMPLE COLLECTION - DRY RC DRILLING

The 2000-2001 RC drill samples were collected on 1.5 m intervals (50% split) until the vein zone was approached.  In and near vein zones of most holes, RC samples were collected on 0.75 m samples.  This allowed better definition of vein boundaries and acquired additional samples for assay.  In the case of 0.75 m samples near vein zones, generally 75% of the material was collected for assay.

All 2006 RC sampling was done on 1.02 m spacing, with three samples per 3.0 m drill rod.

With all dry RC sampling in 2006, 100% of the dry samples were sent through the cyclone and collected in a Jones splitter.  The sample was then split in half or quartered and bagged for assay.

SAMPLE COLLECTION - WET RC DRILLING

In 2000-2001, wet samples were collected on 1.5 m intervals, until the vein zone was approached.  In vein zones, samples were locally collected on 0.75 m intervals.  All 2006 wet RC sampling was done on 1.02 m spacing, with three samples per 3.0 m drill rod.

With all wet RC sampling, the entire sample was funneled from the cyclone into a circulating splitter.  Pan blocks were placed on alternate openings in the splitter to cut sample size down to approximately a quarter split.  Samples were collected in bags that fit directly into the 19 L buckets.  Flocculant was added to the buckets in advance of drilling, and the agitation of water helped to settle out fines.  In high water flow areas, water was allowed to flow out of the bucket.

11-1

SAMPLE COLLECTION - CORE DRILLING

Major Drilling conducted all core drilling at Mercedes with the exception of a small program in 2006 conducted by BDW International.

During 2006-2014 core drilling, all core boxes were collected at the drill rig under the supervision of Yamana geologists, and transported to the core logging facility in camp.  The basic sequence in the core facility included, in this order:

1)             labeling intervals on boxes

2)             washing the core

3)             core photography

4)             geotechnical logging

5)             geologic logging

6)             marking of sample intervals

7)             core splitting

8)             transfer of core boxes with mineralized zones to secure warehouse

Core intervals to be sampled were selected by the logging geologist, to cover all vein and significant alteration zones.  Typically sampling was started 5.0 m before and extended 5.0 m beyond the point of interest.  Core samples were divided into lengths ranging from 30 cm to a maximum of 1.52 m in length, based on geologic characteristics.  All core was split using manual hydraulic splitters after test sampling with diamond saws demonstrated significant loss of earthy hematite vein-filling material known to commonly contain very small visible gold specks.

FACTORS IMPACTING RELIABILITY OF RESULTS

Some of the RC drilling on the property was completed in a wet environment.  Wet RC drilling has been known to produce unreliable results when contamination occurs.  Two RC holes at Klondike (K004 and K006) drilled below the water table intersected wide zones of low-grade mineralization, which were not verified by adjacent core holes.  These results have been removed from the database.

Samples from RC drilling and adjacent core drilling were compared.  Above values of approximately 3.0 g/t Au, both properties show lower gold grades from RC drilling vs. core drilling as shown in Figures 11-1 for Mercedes and 11-2 for Klondike.  Due to the limited

11-2

amount of RC drilling in the database it is not expected to significantly affect resource estimation.

FIGURE 11-1   QQ PLOT — GOLD DISTRIBUTION FOR RC AND CORE DRILL HOLES — MERCEDES DEPOSIT

Quantile-Quantile Plot of au (Au>0.2)
0.01
0.05
0.25
0.50
0.75
0.90
0.99
g Au/t
900.000
600.000
300.000
90.000
60.000
30.000
9.000
6.000
3.000
0.900
0.600
0.300
RC
Core

11-3

FIGURE 11-2   QQ PLOT — GOLD DISTRIBUTION FOR RC AND CORE DRILL HOLES — KLONDIKE DEPOSIT

Quantile-Quantile Plot of au (All + 0.2 g Au/t)
0.01
0.05
0.25
0.50
0.75
0.90
0.99
g Au/t
300.000
90.000
60.000
30.000
9.000
6.000
3.000
0.900
0.600
0.300
Core
RC

No significant problems have been noted with core recovery that could impact reliability of results, as the majority of the mineralized intercepts have over 80% recovery.

SAMPLE PREPARATION AND ANALYSIS

Almost all 2000 to 2014 assaying was done at the Bondar-Clegg (now Chemex) laboratories (ISO 9001:2000 certified) in Vancouver, British Columbia.  Due to extreme sample volumes, some sample preparation in 2011 was done by Chemex at preparation facilities in Chihuahua, Zacatecas and Guadalajara, Mexico.

At the laboratory, the sample is logged in the tracking system, weighed, dried, and finely crushed to better than 70% passing a 2 mm screen.  A split of up to 250 g is taken and pulverized to better than 85% passing a 200 mesh screen.

11-4

Bondar Clegg assayed for gold utilizing 30 g fire assay (FA)/Atomic Absorption (AA) finish.  Silver was determined with AA using a single acid dilution.  Any gold assays over 10.0 g/t Au were rerun with fire assay and any silver values over 50 g/t Ag were run a second time utilizing additional dilutions.  The Bondar Clegg fire assay procedure contained the following steps:

•                  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.  The bead is digested in 0.5 mL dilute nitric acid in the microwave oven.  0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.  The digested solution is cooled, diluted to a total volume of 10 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Throughout 2005-2014, gold and silver analyses were conducted using a 30 or 50 g fire assay, gravimetric finish method.  Most 2005-2014 assaying was done using a gravimetric method at the ALS Chemex laboratory (ALS) in Vancouver, British Columbia, Canada.  In 2013, gold analyses were done using a FA-AA finish, with all samples over 5.0 g/t re-analyzed by the FA-gravimetric finish method.  Due to high sample volume, a small percentage of the 2007 samples were analyzed in the ALS in Guadalajara, Mexico.  The gravimetric procedure was completed as follows:

•                  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

When visible gold was noted, samples were sometimes analyzed, or re-assayed by metallic screen methods.  The screen metallic procedure was completed as follows:

•                  The sample pulp (1,000 g) is passed through a 100 µm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+) 100 µm is retained and analyzed in its entirety by fire assay with gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-) 100 µm fraction) is homogenized and two sub-samples are analyzed by fire assay with AAS finish (Au-AA25 and Au-AA25D).  The average of the two AAS results is taken and reported as the Au (-) fraction result.  All three values are used in calculating the combined gold content of the plus and minus fractions.  The gold values for both the (+) 100 µm and (-) 100 µm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.

11-5

MINE PRODUCTION SAMPLE PREPARATION AND ANALYSIS

Figure 11-3 shows the sample preparation and analysis procedure at the mine laboratory.

For gold assays, samples are analyzed by FA with an AA finish, and if the results are greater than 5.0 g/t Au, the samples are re-analyzed by FA and gravimetric finish.  The FA-AA method uses a 30 g pulp sample and the gravimetric re-assays use a 50 g pulp sample.  For silver analysis, samples are assayed by FA with a gravimetric finish using 30 g pulp sample.  Silver digestions can either be a partial digestion using a three acids or a total digestion using four acids when supplies of all four acids are available.

11-6

The reception area is very small, about 10 m².
RECEPTION
Sample with a maximum size of 6 kg. Label and the order of dispatch.
Shelf with a capacity of 90 stainless steel trays of 50x30x7 cm.
DRYING
Drying of sample at a temperature of 110°C for a period of time that will depend on the humidity of the sample, normally is between 4 and 6 hrs.
TM Engineering Jaw crusher.
CRUSHER >85% -10#
Complete crushing of sample to size -10# Tyler >85% per particle.
Do a granulometry control of crushed every 20 samples
Clean with compressed air in between samples and use waste quartz every 20 samples
DIVISION
Sample division in order to obtain a subsample of 1000 gr.
ESSA Pulverizer with a 1 Kg nominal capacity.
PULVERIZING >95% -140#
250 gr Pulverizing of the sample to -140# Tyler >95%.
Do a granulometry control of pulverized every 20 samples
Clean with compressed air in between samples and use silica sand each of the samples
PACKING
Pulp over x 250 gr ANALYSIS
After 1 month they are returned to geology.
QC Minera Mercedes
ANALYSIS
Pulpa Remaining

Figure 11-3

Yamana Gold Inc.

Mercedes Gold-Silver Project

Sonora State, Mexico

Mine Laboratory Sample Preparation and Analytical Procedure

May 2014

Source: Yamana Gold Inc., 2013.

11-7

EXPLORATION QUALITY ASSURANCE/QUALITY CONTROL

2000-2001 RC DRILLING

During 2000-2001 RC dry drilling, a second split was routinely collected every tenth sample for check assaying.  In zones of potential mineralization, vein samples were sometimes re-split using the Jones splitter to obtain two identical samples for check assaying.  During wet drilling, duplicate samples were collected every tenth sample by setting a second bucket with sample bag under the overflow pipe.  Flocculant was added to buckets in the same manner as the main sample.  In a few cases, wet sample bags were allowed to sun dry, and a second split was made using the Jones splitter to obtain duplicate samples for analysis.  These were submitted at the end of the same hole, with a different sample number.  Comparison of the original versus duplicate samples returned an excellent R2 factor of 0.96.

No standards were submitted with samples in the 2000-2001 RC drilling programs.

2005 RC AND CORE DRILLING PROGRAM

During 2005 RC dry drilling, a second split was routinely collected every tenth sample for check assaying.  In zones of potential mineralization, vein samples were sometimes re-split using the Jones splitter to obtain two identical samples for check assaying.  During wet drilling, duplicate samples were collected every tenth sample by setting a second bucket with sample bag under the overflow pipe.  These duplicate samples were re-numbered and submitted to Chemex for analysis, due to lack of a certified umpire laboratory in Mexico at the time.

Two standards and a sterile blank were routinely submitted with the 2005 RC and core samples to maintain quality control.  The standards were prepared in 1995 by the laboratory at the Beartrack Mine in Idaho, for use in shipping exploration samples to Chemex laboratory.  These consisted of a Beartrack Mine sulphide standard averaging 4.8 g/t Au, and a Beartrack Mine oxide standard averaging 1.7 g/t Au.  Mineralized standards averaged approximately 1.5 kg to 3.0 kg in weight.

Sterile samples were collected at Mercedes from unmineralized core or rock outcrops, and typically weighed 3.0 kg to 5.0 kg.

Standards were typically placed in the drill sequence as the first or last sample of the drill interval selected for assay.

11-8

Results for the 2005 standard and sterile samples are not available, but it is assumed that Yamana personnel requested re-analysis where required as a routine activity as was done in subsequent drill programs.

Rejects from several high-grade intercepts were submitted for multiple analyses to verify gold grades.  Results from all four samples were similar, with all labs averaging within 10%, and only limited nugget effect noted.

2006 RC AND CORE DRILLING PROGRAM

ALS was the primary laboratory.  All samples were sent to the sample preparation facilities in Hermosillo, Sonora and were analyzed in Vancouver.  The analytical method was fire assay with gravimetric finish on 50 g pulps.  Some samples with questionable assays were also analyzed by Metallic Screen.

Eight types of Au certified reference materials were used in order to monitor the accuracy of the results.  All were bought from CDN Resource Laboratories Ltd. (CDN Labs), of Canada, and about 75% had economic values.  At least one standard was inserted at random, in every work order that was submitted to the lab.

A total of 109 standard pulps were included, 18.35% of which showed values outside the accepted range.  Reanalysis was requested when necessary.

2007 CORE DRILLING PROGRAM

The sterile material used to monitor contamination during sample preparation was a latite rock from old core splits that had no significant gold value.  A total of 115 sterile samples were sent to the lab, 25 of which were above detection limit but only 5 were actually above the accepted range (with values between 0.31 ppm and 1.04 ppm).  This represents 4% of the total sent.  In all these samples, the contamination has probably been carried over from the high-grade samples that were prepared previously in the laboratory.

A total of 99 blank pulps were sent to monitor contamination during analysis, six of which were above detection limit (0.05 ppm), but only one was slightly above 0.25 ppm.

11-9

Twelve standards were used to monitor the accuracy of the results.  At least one standard, ranging from low grade to high grade was inserted in each sample sequence (generally at least every 30 samples).  A total of 319 standard pulps were sent, 24.76% of which returned values outside the accepted range.  The standard with most percentage of failures was CDN-GS-1C, the lowest grade standard in the list.  Reanalysis was completed when necessary.

A total of 98 rejects (typically two mineralized samples per drill hole; with one high grade and one low grade) were shipped to Acme Laboratories in Vancouver and run using fire assay-gravimetric procedure, using the same prep methods ALS initially employed.  Results showed a 14% difference between the two laboratories which Yamana found acceptable.

2008 TO 2014 CORE DRILLING PROGRAM

In these programs, a systematic QC procedure was implemented by Yamana which included the insertion of standards, steriles, and blanks in a logical order, as well as the insertion of duplicates and the regular use of check pulps (every 30-40 samples) in every sample sequence. A QC failure occurs when any of the following cases is encountered:

•                  A standard greater than three standard deviations (3SD) from the mean.

•                  Two adjacent standards which are greater than two standard deviations (2SD) from the mean, on the same side of the mean (bias).

•                  A blank or sterile sample that is greater than the warning limit (i.e., five times the detection limit for the gravimetric method).  This rule is even more of a concern if an adjacent standard also fails.

STERILE SAMPLES

Sterile material used to monitor contamination during sample preparation was a vitrophyre rock that can be found on the property.  In the 2009 drilling program, a total of 200 steriles were inserted in lab orders.  Six of these (3%) were over the 0.03 g/t Au limit (maximum 0.39 g/t Au) and were considered failures.  A review shows that all of these steriles were located directly after high grade samples, indicating some contamination in the laboratory preparation process.

In the 2010 drilling program, a total of 440 steriles were inserted into the sample stream. Only 8 samples (1.8%) were over the 0.03 g/t Au warning limit.

11-10

In the 2011 drilling program, a total of 173 steriles were inserted.  Only two samples (1.1%) were over the 0.03 g/t Au warning limit.

In the 2012 drilling program, a total 335 steriles were inserted with lab orders this period.  All samples fell within the acceptable range.

In the 2013 drilling program, a total 123 steriles were inserted with lab orders this period.  All samples fell within the acceptable range.

In the 2014 drilling program to date, a total 19 steriles were inserted with lab orders this period.  All samples fell within the acceptable range.

Overall, RPA considers the results of the sterile analyses acceptable in terms of control of contamination in the analytical procedure.

BLANK SAMPLES

In order to monitor the contamination that might occur during the analytical procedure, blank pulps were inserted in the sampling sequence, at the end of the mineralized zone, and following the sterile and a high-grade standard.  The blank pulps are certified reference material from CDN Labs which come in paper bags of approximately 100 g each.

In 2008, a total of 282 blank pulps were sent for analysis and only one exceeded the limit of 0.25 ppm.  The sample though, was clearly a mix-up with a higher grade standard.

In 2009, a total of 128 blank samples were inserted.  Only one sample exceeded the 0.3 g/t Au warning limit and it was next to a high grade sample, which could have caused contamination.

In 2010, a total of 377 blank samples were inserted with lab orders.  Only one of these (0.2%) was over the 0.03 g/t Au warning limit.

In 2011, a total of 152 blank samples were inserted.  None of these were over the 0.03 g/t Au warning limit.

11-11

In 2012, a total of 291 blank samples were inserted with lab orders (using CDN Lab material standard CDN-GS-BL9).  Only five samples were over the 0.005 g/t Au limit and none approached the 0.03 g/t Au warning limit.

In 2013, a total of 111 blank samples were inserted with lab orders (using CDN Lab material standard CDN-GS-BL9).  Only one sample was over the 0.03 g/t Au warning limit but it was not near any vein or zone of interest.

In 2014 to date, a total of 39 blank samples were inserted with lab orders (using CDN Lab material standard CDN-GS-BL9).  No samples were over the 0.03 g/t Au warning limit.

Overall, RPA considers the blank results acceptable in terms of control of contamination in the analytical procedure.

STANDARD SAMPLES

During the 2008 program, five standards, all of economic value, were used to monitor the accuracy of the analytical results.  All standards were bought from CDN Labs.  In 2008, a total of 677 pulps were inserted, 12% of which were outside the accepted range.

In 2009, seven different standards were used during the drilling program.  In the first half of the year, three standards were used that were purchased from CDN Labs.  Concurrently, CDN labs were commissioned to make four standards for internal use, utilizing coarse rejects from Mercedes area core.  These standards are at grades of 0.70 g/t Au, 2.36 g/t Au, 5.70 g/t Au, and 14.12 g/t Au have been used exclusively since mid-2009, when the commercial standards were used up.  In 2009, a total of 251 standards were inserted during the drilling program. A total of 23 (9.2%) were outside of the 3SD limit and were considered failures.

In 2010, four different standards were professionally prepared by CDN Labs from core rejects collected at the Mercedes site, including MER-HG (high grade), MER-MG (medium grade) MER-LG (low grade) and MER-CG (cut-off grade).  The average of CHEMEX assays for the four standards in subsequent assays has been statistically very close to the mean established by CDN during the round-robin laboratory testing.  A small proportion of the MER-HG standard has reported below the 3SD limit suggesting that there may have been some slight non-homogeneity in the MER-HG standard prep.  These standards were used exclusively during the drilling programs in 2010-2014.

11-12

In 2010, a total of 450 standards were inserted in the drilling program.  A total of 25 standards (5.5%) were outside the 3SD acceptable range, and all 25 reported lower than 3SD.  In 2011, a total of 186 standards were inserted in the drilling program.  A total of eight standards (4.3%) were outside the 3SD acceptable range, with seven being below and one being above the 3SD limit.

In 2011, a total of 186 standards were inserted in the drilling program.  A total of eight standards (4.3%) were outside the 3SD acceptable range, with seven being below and one being above the 3SD limit.  Five of the standards reporting low values were from the Mercedes HG (“high grade”) standard, so there may be some slight non-homogeneity in the standards.

In 2012, a total of 375 standard samples were submitted with lab orders.  Only one sample assayed above the accepted range and seven standards from different categories assayed below the accepted range.  Those were not considered as a fail but a warning and ALS was informed that some of our control samples were falling outside our accepted ranges.  MER-CG and MER-MG behaved very well in the period; MER-LG had two biases one above and one below, whilst MER-HG had five standards below the 3SD from different batches, those are not considered a fail but bias on the analysis, ALS was informed about those biases.

In 2013, a total of 137 standard samples were submitted with lab orders.  No samples assayed above the accepted range (>3SD) and a total of nine standards (7%) from the four combined standards assayed between 2SD and 3SD.

In 2014 to date, a total of 64 standard samples were submitted with lab orders, using the MER-LG, MER-MG, and MER-CG standards prepared from Mercedes rejects by CDN Labs.  No samples assayed above the accepted range (>3SD) and a total of four standards (6%) from the combined standards assayed between 2SD and 3SD.

Overall, RPA considers the results of the standard samples acceptable in terms of monitoring the accuracy of the analytical procedure.

FIELD DUPLICATES

In order to monitor the variability of the grades obtained by ALS, the systematic use of field duplicates were implemented at the beginning of the 2008 program.  These duplicates are splits of drill core that are inserted approximately every 30 samples, and are taken randomly

11-13

from outside the vein.  They are treated as normal samples and are consecutively numbered with respect to the original core split.

In 2008, a total of 323 samples, from 169 drill holes, were used to create the correlation and precision graphs.  The correlation between original and duplicates was low (37%).  This is due to the fact that most of the samples (originals and duplicates) are taken from zones with low-grade mineralization.  In 2009, a total of 222 duplicate samples were analyzed by ALS, generally from low grade zones peripheral to veins.  The correlation between samples was 0.998, indicating that the entire process from preparation through analysis was very good and there is a low nugget effect in vein samples.

In 2010, a total of 443 duplicate samples were analyzed, generally from low grade zones peripheral to veins.  The correlation between samples started out at over 0.85 from March to October, but decreased significantly to 0.68 in November and December.  It is not known if this is related to sloppy procedures during high sample volume.  It should be noted that the duplicate samples were taken from outside the vein zones, in order to save vein material for metallurgical testwork, so much of the variation relates to samples with less than 0.3 g/t Au.  In general, the overall 2010 data is considered acceptable for monitoring precision of grades, especially when compared to the checks on reject samples from high grade zones.

In 2011, a total of 473 duplicate samples from 118 core holes in the Diluvio, Barrancas, Klondike, and Rey de Oro areas were analyzed, generally from low grade zones peripheral to veins.  The correlation between samples for the year averaged 0.83.

In 2012, a total of 274 duplicate samples from 149 drill holes from Diluvio, Marianas and Rey de Oro areas were analyzed by Chemex, generally from low grade zones peripheral to veins. Duplicates are inserted every 30 samples in the sampling sequence from material outside the main vein zones in order to preserve the second half of core. Precision graphs were made using all 274 duplicates (cumulative data), in total in order to achieve more precision. The correlation between the original samples and duplicates is good, showing an R2 value of 0.5714.  Considering the variability of the mineralization, the overall 2012 data is considered acceptable for monitoring precision of grades.

In 2013, a total of 89 duplicate samples from 61 drill holes were analyzed by Chemex; generally from low grade zones peripheral to veins.  Duplicates are inserted every 40 samples in the

11-14

sampling sequence from material outside the main vein zones in order to preserve the second half of core. The correlation between the original samples and duplicates is very good, showing an R2 value of 0.8956.

In 2014 to date, a total of 33 duplicate samples were analyzed by Chemex; generally from low grade zones peripheral to veins.  Duplicates are inserted every 40 samples in the sampling sequence from material outside the main vein zones in order to preserve the second half of core. The correlation between the original samples and duplicates is very good, showing an R2 value of 0.99.

Overall, RPA considers the results of the field duplicate analyses acceptable for monitoring precision of grades.

PULP DUPLICATES

In May 2008, a system for pulp checking was implemented at Mercedes.  Every lab order that is submitted to ALS includes a request for at least one sub-sample of pulp to be sent to Acme with the purpose of checking the reproducibility of the analysis.  These check pulps are selected at random, approximately every 30 to 40 samples, by the person who makes the sample shipment.  Up to November 2008, a total of 143 check assays have been received.  The correlation between originals and checks is good at 98%.

No pulp samples were sent to a secondary laboratory for analysis in 2011 to 2013, as per Yamana’s instructions regarding updated QA/QC for the NI 43-101 protocol.

A total of 142 pulps were selected in May 2014 to be sent to ACME Vancouver for check analyses.  For this process, two steriles, two blanks, and four standards were added.  Samples were shipped in early June, so results are not available at the time of this report.

MINE QUALITY ASSURANCE/QUALITY CONTROL

During 2013 (to November 20), 10,379 chip samples were dispatched to the Mercedes laboratory located in the processing plant.  A total of 424 standards, as well as 83 blanks and sterile samples, were inserted to cover all batches of samples on both day and night shifts.  A total of 1,034 preparation duplicates were also submitted for analysis.

11-15

TABLE 11-1   RESULTS OF GOLD STANDARDS SUBMITTED TO THE MINE LABORATORY IN 2013

Yamana Gold Inc. — Mercedes Mine

			Range
Standard	Grade (g/t Au)	Number	Out of Range (2SD to 3SD)%		Out of Range (>3SD)%
60b	2.47	71	7	9.85	13	8.57
68a	3.89	40	4	10.00	15	37.50
CDN-FCM-6	2.15	39	6	15.38	17	43.58
CDN-FCM-7	0.89	18	2	11.11	2	11.11
CDN-GS-5H	3.88	62	7	11.29	11	17.74
CDN-GS-6A	5.79	81	9	11.11	5	6.17
CDN-GS-7E	7.32	43	6	13.95	8	18.60
CDN-GS-12A	12.31	9	0	0	1	11.11
CND-ME-16	1.48	9	1	11.11	2	11.11
CND-ME-19	0.62	52	10	19.23	14	26.92
Total		424	52	12.26	87	20.51

When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch.  As a result of the reanalyses, the percent failure greater than three standard deviations decreased to 8.96%.  RPA notes that while the error rate is much improved it is still problematic.  Further investigation reveals that the results show no bias, and RPA considers the mine assays are acceptable for use in resource estimation.

TABLE 11-2   RESULTS OF SILVER STANDARDS SUBMITTED TO THE MINE LABORATORY IN 2013

Yamana Gold Inc. — Mercedes Mine

			Range
Standard	Grade (g/t Au)	Number	Out of Range (2SD to 3SD)%		Out of Range (>3SD)%
68a	42.9	40	4	10.00	15	37.50
CDN-FCM-6	156.8	39	6	15.38	17	43.58
CDN-FCM-7	64.7	18	2	11.11	2	11.11
CDN-GS-5H	50.4	62	7	11.29	11	17.74
CDN –ME-7	150.7	30	8	26.66	14	46.66
CND-ME-16	30.8	9	1	11.11	2	11.11
CND-ME-19	103.0	52	10	19.23	14	26.92
Total		250	35	14.00	76	30.40

11-16

When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch.  As a result of the reanalyses, the percent failure greater than three standard deviations decreased to 8.40%.  Inaccuracies arise due to the encapsulated nature of the silver-bearing minerals and, at times, the incomplete digestion of the samples during analysis.  RPA notes that while the error rate is much improved it is still problematic.  Further investigation reveals that the results show no bias, and RPA considers the mine assays to be acceptable for use in resource estimation.

During the period of December 12, 2013 to June 20, 2014, 8,041 chip samples were dispatched to the Mercedes laboratory located in the processing plant.  A total of 367 standards, as well as 347 blanks and sterile samples, were inserted to cover all batches of samples on both day and night shifts.  A total of 151 preparation duplicates and 419 sample duplicates were also submitted for analysis.

TABLE 11-3   RESULTS OF GOLD STANDARDS SUBMITTED TO THE MINE LABORATORY IN DECEMBER 2013 TO JUNE 2014

Yamana Gold Inc. — Mercedes Mine

			Range
Standard	Grade (g/t Au)	Number	Out of Range (2SD to 3SD)%		Out of Range (>3SD)%
CDN-FCM-7	0.89	64	8	12.50	6	9.37
CDN-GS-5H	3.88	77	2	5.55	2	5.55
CDN-GS-5P	4.80	3	0	0.00	0	0.00
CDN-GS-6A	5.79	17	2	11.76	1	5.88
CDN-GS-12A	12.31	66	4	6.06	1	1.51
CND-ME-16	1.48	9	2	2.59	4	5.19
CND-ME-19	0.62	46	1	2.17	3	6.52
CDN-ME-1204	0.97	12	2	16.66	3	25.00
CND-ME-1303	0.92	19	3	15.78	3	15.78
CDN-ME-1304	1.80	27	3	11.11	8	29.62
Total		367	27	7.35	31	8.44

When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch.  As a result of the reanalyses, the percent failure greater than three standard deviations decreased to 2.45%.  RPA notes that the 2014 error rate for gold assays is much improved over 2013 results.  Further investigation reveals that the results show no bias.

11-17

TABLE 11-4   RESULTS OF SILVER STANDARDS SUBMITTED TO THE MINE LABORATORY IN DECEMBER 2013 TO JUNE 2014

Yamana Gold Inc. — Mercedes Mine

			Range
Standard	Grade (g/t Au)	Number	Out of Range (2SD to 3SD)%		Out of Range (>3SD)%
CDN-FCM-7	64.7	64	6	9.37	11	17.18
CDN-GS-5H	50.4	36	3	8.33	2	5.55
CDN-GS-5P	119.0	3	0	0.00	2	66.66
CND-ME-16	30.8	77	8	10.38	6	7.79
CND-ME-19	103.0	46	2	4.34	2	4.34
CDN-ME-1204	58.0	12	2	16.66	0	0.00
CDN-ME-1303	152.0	19	1	5.26	1	5.26
CDN-ME-1304	34.0	27	6	22.22	6	22.22
Total		284	28	9.85	30	10.56

When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch.  As a result of the reanalyses, the percent failure greater than three standard deviations decreased to 5.28%.  Inaccuracies arise due to the encapsulated nature of the silver-bearing minerals and, at times, the incomplete digestion of the samples during analysis.  RPA notes that the error rate for silver standards is improved from 2013.  Further investigation reveals that the results show no significant bias.

The analysis of sterile rock chip material returned acceptable results.  There were 170 sterile samples submitted, of which six returned out of specification values for gold.  Following reanalysis, only three sample analyses were unacceptable.

The results of 170 analyses for a prepared blank (CDN-BL-10) returned five failures for gold.  The number of failures was reduced to two when the samples were reanalyzed.  The results for the prepared blank returned four failures for silver.  The number of failures was reduced to two when the samples were reanalyzed.

The results of 151 preparation duplicates returned acceptable correlation values above 0.99.

The correlation coefficients returned by the analysis of 419 chip duplicate samples were 0.69 for gold and 0.92 for silver.  These values are considered acceptable considering the inhomogeneous nature of the mineralization.

11-18

RPA considers the mine assays to be acceptable for use in resource estimation.

SECURITY OF SAMPLES

REVERSE CIRCULATION DRILLING

A geologic determination is made at the rig regarding which samples were to be assayed.  This included any intervals with veining or strong silicification and included several unmineralized samples on either side of the vein zone.  Samples to be shipped were placed in grain sacks, and the tops tied with plastic ties or duct tape.  Samples are transported to the Mercedes camp area by MMM personnel.

Samples were collected on-site approximately once per week by drivers from ALS, who come from the Hermosillo preparation facility.  Samples are prepared in Hermosillo and shipped to Vancouver for analysis.  Check samples and duplicate samples are collected daily and stored at the Mercedes camp.  Check samples are periodically shipped when sample quantity justified it.

CORE SAMPLES

All core drilled between 2005 and 2014 was logged directly at the Mercedes camp.  Samples were placed in plastic bags and sealed with bag ties.  Batches of samples were then placed in grain sacks and sealed with bag ties or duct tape.  Grain sacks were stored in a locked warehouse facility on site.  Samples were collected on-site approximately once per week by drivers from ALS Chemex, who came from the Hermosillo preparation facility.

Although there have been some problems with sample preparation and analysis, Yamana personnel have monitored the results and have taken appropriate corrective measures as deemed necessary.  It is RPA’s opinion that Yamana’s sampling, sample preparation, analysis, and security at the Mercedes Project meet industry standards and the resulting data is acceptable for use in resource estimation.

11-19

12 DATA VERIFICATION

Since October 2008, assays are received electronically from ALS and upon passing QA/QC protocols, the results were downloaded directly into the Mercedes Century Systems database.  Reports containing control charts and detailing the results of the assay standards and blanks for the drill core were reviewed.  Mercedes procedures appear to identify assay failures when blanks and/or standards failed to pass set criteria.

Drill hole data was viewed both on screen and on paper cross sections to verify that down-hole survey data had been entered into the database with correct coordinates.

The Access database and Century System database was validated through the Vulcan internal data verification program to check for overlapping samples, negative or extreme assay values, etc.

Part of the resource database and several drill logs were reviewed by RPA for accuracy of assay transcription from the assay certificates.  Approximately 1,400 assays from recent drill holes in the database were compared to the original assay certificates, with no errors noted.  No extreme length samples or excessive assay values were found.  Visual validation of drill hole positions and comparison of in-hole survey and collar surveys with original logs and survey documents revealed no errors.  The standard Gemcom GEMS validations for overlapping samples, etc., also returned no errors.

Drill logs for four holes were compared to the core stored at site.  It was determined that the logging and sampling were completed to industry standards.

Based on our review of the database and primary records, plus discussions with the Yamana personnel, RPA is of the opinion that data collection and entry, and database verification procedures for the Mercedes Mine comply with industry standards and are adequate for the purposes of resource estimation.

12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing for the Mercedes operation was undertaken by McClelland Laboratories, Inc. (MLI), in Sparks, Nevada, with multiple phases of test work from February 2007 to November 2010.  The Mercedes plant has been constructed and attained commercial production as of February 1, 2012 and was in operation at the time of the site visit.

METALLURGICAL TESTING

Metallurgical testing on the Mercedes Project was conducted in five phases.  The test programs and results are summarized below.

PHASE 1

Phase I testing was commissioned by Meridian in February 2007.  Testing included scoping level evaluation of cyanidation, gravity concentration, and flotation processing on three RC drill (coarse assay reject) composites.  A total of 23.4 m of sample from six drill holes was used in the three composites as follows:

•                  Mercedes high grade (HG) — 29.25 g/t Au

•                  Mercedes average grade (AG) — 8.45 g/t Au

•                  Rey de Oro low grade (LG) — 1.32 g/t Au

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.

This preliminary testing showed the Mercedes medium and high grade ore types are amenable to milling cyanidation at a 75 µm feed size, with average recoveries of 95% for gold, but only 25% for silver.

13-1

PHASE II

Phase II testing was commissioned by Meridian in December 2007.  The program included ore variability (cyanidation) testing on 12 “coarse reject” drill core composites, detailed process optimization testing (milling/cyanidation and gravity concentration) on three “half-split drill core” composites, and detailed comminution testing on the same three composites and six additional drill core composites.  Composites for the Phase II testing represented multiple grade ranges and rock types from the Mercedes, Klondike, and Corona de Oro zones.

CYANIDATION

Results from process optimization (Phase II) testing confirmed incremental improvement in silver recovery obtained by finer grinding, and indicated no significant benefit to increasing solution cyanide concentration above approximately 1.5 g NaCN/L.

GRAVITY CONCENTRATION

Preliminary gravity concentration testing showed that samples responded reasonably well to concentration using conventional gravity methods at an 80% minus 150 µm feed size.  The gravity cleaner concentrates produced represented between 0.1% and 0.2% of the feed weight and contained between 12% and 24% of the total gold.  Cleaner concentrate grades were 612 to 1,349 g/t Au.  Gravity concentration was much less effective with respect to silver recovery.  Both the Mercedes HG-UG (Type 1) and MG-UG (Type 2) composites were tested to determine gravity recoverable gold (GRG) content.  Both composites responded well to centrifugally enhanced (Knelson type concentrator) gravity concentration treatment.  GRG values recovered from the HG-UG and MG-UG core composites were equivalent to 61.9% and 39.7% of gold values contained in the respective feeds.  Cleaner concentrate grades as high as 19 kg Au/t were produced from the HG-UG composite.

While whole ore cyanidation gold leach rate data indicated that gold recovery rates were rapid, even for the higher grade composites, it was concluded that head-end gravity concentration treatment may offer some benefit during commercial processing, particularly when higher grade ore is processed.

SULPHIDE FLOTATION

Neither Mercedes composite responded particularly well to bulk sulphide flotation treatment, at an 80% minus 75 µm feed size.  Gold and silver recoveries to the flotation rougher

13-2

concentrates were less than 65% and less than 22%, respectively.  No further flotation testing was conducted.

ORE VARIABILITY

Ore variability testing was conducted to evaluate response of ore from various ore zones, grade ranges, and rock types.  Twelve composites representing ore from the Mercedes, Klondike, and Corona de Oro zones were subjected to whole ore cyanidation (bottle roll) testing at feed sizes of 80% minus 1.7 mm and 80% minus 75 µm.  Variability testing showed that the ore type composites evaluated were amenable to milling/cyanidation treatment at an 80% minus 75µm feed size.  Gold recoveries ranged from 83% to 99%, and averaged 91%.  It was also noted that gold recovery tended to increase with increasing head grade.

CARBON LOADING CAPACITY

Partially leached slurry generated from a Mercedes master composite was subjected to carbon-in-pulp (CIP) carbon capacity testing to evaluate carbon loading characteristics for CIP/cyanidation of the Mercedes ore.  The partially leached Mercedes slurry responded well to activated carbon processing, indicating that the CIP treatment of the Mercedes ore would work well.

SILVER RECOVERY

Results from that testing and analysis indicate that the main causes for low silver recoveries were association of refractory silver values with contained manganese oxide minerals (principally cryptomelane) and silicate minerals (principally orthoclase).

COMMINUTION TESTING

Detailed comminution testing was conducted on nine drill core composites.  Testing included crusher work index, abrasion index, ball mill work index and JK SimMet SAG mill testing on each of the three Mercedes (Type 1, 2 & 3) metallurgical composites.  Rod mill and ball mill work index tests were also conducted on the “3” series Mercedes comminution composites.  A ball mill work index was conducted on each of the three rock type (vein and stockwork) composites.  Summary results from comminution testing are presented in Table 13-1.

13-3

TABLE 13-1   COMMUNITION RESULTS

Yamana Gold Inc. — Mercedes Mine

	Work Index (kWh/t)			Abrasion				Mia
Composite	Crushing	Rod Mill	Ball Mill	Index	A	b	A x b	DWi	kWh/t	Ta
Mercedes HG/UG	5.53		17.57	0.279	66.1	0.99	65.2	3.9	13.4	0.80
Mercedes MG/UG	5.79		18.29	0.280	64.4	1.1	69.0	3.6	12.9	0.86
Mercedes LG/UG	6.39		18.59	0.249	69.2	0.8	56.0	4.4	15.2	0.70
Mercedes Hg/UG (3)		14.21	17.97
Mercedes MG/UG (3)		13.88	18.64
Mercedes LG/UG (3)		13.29	18.59
Klondike Vein			18.14
Mercedes Stockwork			17.98
Mercedes Vein			15.75

PROCESS SIMULATION

A four cycle locked cycle process simulation test was completed to determine if recycling process solutions would cause affect extraction rates.  The test used a grind size of 46% minus 150 µm to simulate the anticipated cyclone underflow particle size.  The material was then treated by gravity separation to produce a concentrate.  Gravity tailings were blended and split into charges of two kilograms each that were used for “new feed” for the cycles.  The gravity separation recovered 0.056% of the feed weight and assayed 2,340 g/t Au and 19,650 g/t Ag.

The charge material was ground to 80% minus 45 µm, leached with cyanide and the treated with Carbon-in-pulp (CIP) to recover the precious metals.  CIP was used in preference over Merrill Crowe due to the small quantity of material available.

The test produced an average gravity gold recovery of 20.4% and an average CIP recovery of 74.5% for a total recovery of 94.9%.  The test produced an average gravity silver recovery of 6.1% and an average CIP recovery of 16.1% for a total recovery of 22.2%.  At the end of four cycles the average gold tail was 0.2 g/t Au and 124 g/t Ag.  It was concluded that four cycles were sufficient to obtain steady state conditions.

PHASE III

Phase III testing was commissioned by Yamana in October 2008, and included a process simulation test, cyanide neutralization testing, detailed liquid/solid separation testing, and scoping level tests for evaluation of novel processing alternatives for improving silver

13-4

recoveries.  The process simulation and cyanide neutralization testing was conducted on a master composite prepared from the three half-split drill core composites evaluated during Phase II testing.  The silver recovery testing was conducted on one selected Mercedes high grade composite.

PHASE IV

Phase IV testing was commissioned by Yamana in June 2009, and included comminution and gravity recoverable gold testing, and process simulation testing for generation of leach slurry for liquid/solid separation testing and detailed evaluation of tailings neutralization and environmental characterization.  Phase IV testing was conducted on four bulk ore samples and one bulk ore composite.

PHASE V

Phase V testing was commissioned by Yamana in November 2010, to determine ore variability and diagnosis for samples in the Barrancas and Lupita veins.  The second part of Phase V testing considered simulations of Barrancas and Lupita ore through the designed flowsheet.

The testwork indicated that both the Barrancas and Lupita mineralization present similar responses to agitated leaching as the Mercedes ore.

PROCESS DESCRIPTION

The process is based on conventional milling with Merrill Crowe recovery using the following unit processes (see Figure 17-1 in Section 17 of this report):

•                  Three-stage crushing with closed circuit tertiary

•                  Mill in closed circuit with cyclone classifiers

•                  Gravity concentration

•                  Agitated leach

•                  Counter current decantation

•                  Merrill Crowe precipitation

•                  Smelting

•                  Tailings detoxification

•                  Tailings disposal

13-5

The plant was designed to operate at 1,500 tpd.  A more complete description of the process at Mercedes, including a process flowsheet, is located in Section 17.

13-6

14 MINERAL RESOURCE ESTIMATE

SUMMARY

For the previous report (Moore and Bergen, 2014), RPA reviewed the Mineral Resource estimates of the various deposits at the Mercedes Mine as reported by Yamana as of December 31, 2013.  RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Mercedes estimates.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  For this update of the previous report, the global Mineral Resource estimate has been updated by the subtraction of Mineral Resources extracted during the period January 1, 2014 to May 31, 2014.

RPA notes that a minimum thickness was not applied to the mineralized solids in the estimation of Mineral Resources.  Narrow intersections were used in the block models to maintain grade and geological continuity and to facilitate future mine planning activities.  However, RPA recommends that these narrow intersections be diluted out to a suitable minimum mining width to determine if they remain potentially economic.  If not, they should be removed from the estimate and the wireframes/solids adjusted accordingly.

As part of this audit, RPA carried out independent estimates of the Mercedes and Klondike, deposits based on the surface drilling, underground data (drilling and chip samples), and wireframes provided.

The updated 2014 Mercedes Mineral Resources reported by Yamana, including the Mineral Resources which have been converted to Mineral Reserves, total approximately 8.34 million tonnes of Measured and Indicated Mineral Resources at an average grade of 5.33 g/t Au and 54.3 g/t Ag (Tables 14-1 and 14-2).  This represents approximately 1.4 million ounces of gold and 14.6 million ounces of silver.  The deposits are also reported to contain some 3.4 million tonnes of Inferred Mineral Resources at an average grade of approximately 4.0 g/t Au and 37.0 g/t Ag (Table 14-3) which represents approximately 430,000 ounces of gold and 4.0 million ounces of silver.

14-1

RPA notes that the resources listed in Tables 14-1, 14-2, and 14-3 are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

TABLE 14-1   MEASURED MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Deposit	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Mercedes	1,125,300	8.44	113.67	9.25	305,300	4,112,500	334,700
Barrancas	127,500	5.40	54.04	5.79	22,100	221,500	23,700
Klondike	429,400	6.34	40.48	6.63	87,600	558,900	91,500
Rey de Oro	0	—	—	—	—	—	—
Diluvio	0	—	—	—	—	—	—
Lupita	0	—	—	—	—	—	—
Sub-total	1,682,200	7.67	90.47	8.32	415,000	4,892,900	449,900
Less Production in 2014 (January 1 to May 31)
	112,700	6.15	91.06	6.80	22,300	329,800	24,600
Total	1,569,500	7.78	90.43	8.43	392,700	4,563,100	425,300

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Measured Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Mineral Resources are inclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

14-2

TABLE 14-2   INDICATED MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Deposit	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Mercedes	1,812,100	6.91	67.59	7.40	402,900	3,938,000	431,000
Barrancas	1,755,600	5.21	52.98	5.59	294,100	2,990,400	315,400
Klondike	242,700	5.17	41.64	5.47	40,300	324,900	42,600
Rey de Oro	880,800	3.12	48.55	3.47	88,400	1,374,800	98,200
Diluvio	1,866,000	3.31	22.29	3.47	198,300	1,337,500	207,900
Lupita	409,300	3.93	34.79	4.17	51,700	457,800	54,900
Sub-total	6,966,500	4.80	46.54	5.13	1,075,600	10,423,400	1,150,100
Less Production in 2014 (January 1 to May 31)
	139,200	6.82	76.25	7.37	30,500	341,300	33,000
Total	6,827,300	4.76	45.93	5.09	1,045,100	10,082,100	1,117,100

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq).

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Mineral Resources are inclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

TABLE 14-3   INFERRED MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Deposit	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Mercedes	570,000	5.8	42.0	6.1	110,000	770,000	110,000
Barrancas	650,000	5.4	42.0	5.7	110,000	890,000	120,000
Klondike	140,000	3.6	27.0	3.7	16,000	120,000	20,000
Rey de Oro	160,000	3.0	31.0	3.2	16,000	160,000	17,000
Diluvio	1,610,000	2.9	34.0	3.3	150,000	1,750,000	160,000
Lupita	250,000	3.7	36.0	4.0	30,000	290,000	30,000
Total	3,380,000	4.0	37.0	4.2	430,000	4,000,000	460,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Numbers may not add due to rounding.

14-3

INTRODUCTION

The methodology of estimating Mineral Resources by MMM and Yamana staff on recently updated resource estimates includes:

•                  Statistical analysis and variography of gold and silver values in the composite database.

•                  Construction of a block model using Vulcan software.

•                  Grade interpolation using ordinary kriging and inverse distance methodology.

RESOURCE DATABASE AND VALIDATION

RPA received header, survey, assay, lithology, composite data, and solids for the Mercedes, Barrancas, Klondike, Rey de Oro, Diluvio, and Lupita deposits from Yamana.  The database comprised 894 drill holes with 237,785 m of drilling for an average drill hole length of 266 m and 4,483 channel samples with 19,558 m of sampling for an average channel length of 4.36 m.  The database comprised 85,103 assay records totalling 95,600 m of assays for an average interval length of 1.12 m.  A total of 51,070 lithological records were included in the database.

A total of 774 drill holes with 210,634 m of drilling from the database intersected the solids in the Yamana block models.  The average length of intersecting drill hole was 272 m.  A total of 4,100 channels with 18,045 m of sampling from the database intersected the solids in the Yamana block models.  The average length of intersecting channel was 4.40 m. The intersecting drill holes contained 77,703 assays of which 26,579 assays intersected the grade shells.  The average assay interval was 1.12 m in the intersecting drill holes and 0.98 m within the deposit solids.

All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by MMM geological staff and maintained as an on-site database.  RPA performed a variety of validation queries and routines in GEMS to help identify data entry errors.  The database was found to be in good shape with no significant problems were noted.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Drill hole and chip sample data, plotted on detailed cross-sections at approximately 30 m intervals provide the basis for the geological interpretation.  AuEq grade shells were

14-4

constructed to represent the mineralization that is potentially exploitable using underground mining methods.  Length-weighted compositing of the gold and silver assays was employed to determine inclusion of assay intervals in the various grade groupings.  The grade shells are snapped to the drill hole intercepts that meet or exceed the grade shell cut-off value of 2.0 g/t AuEq (Diluvio 0.5 g/t AuEq, Rey de Oro 0.2 g/t AuEq) with an additional high grade shell set at approximately 50 g/t AuEq at Mercedes and approximately 16 g/t AuEq at Klondike.  Locally, internal waste was included inside the grade shells as long as the adjacent “ore” intervals can carry the waste interval on an individual basis at or above the cut-off value for the grade shell.  Occasional drill hole intercepts that crossed the mineralized trend but were below the grade shell cut-off were included to maintain the along strike and down dip continuity of the mineralized trend as long as they were located in the “centre of mass” for the trend.  The strings were then swept together to create 3D solids, using Vulcan software.

Based on the database and geological concepts, a total of 63 grade shells were created in all deposits to represent the current drill defined mineralization.  RPA notes that no minimum mining width or minimum vein separation was applied to the models.  RPA recommends that care be taken during the conversion of resources to reserves to ensure that planned mining blocks meet or exceed the cut-off grade once expanded to the minimum mining width and external dilution is added.

Figures 14-1 to 14-3 provide a view of the grade shells at the Mercedes and Barrancas deposits, the Klondike and Rey de Oro deposits, and Lupita and Diluvio deposits respectively.  Figures 14-4 to 14-6 are cross sections through the same deposits.

The statistical analyses that were carried out on the database included:

•                  Descriptive statistics of composite lengths and associated main variables.  These included:

•                  Log-probability plots

•                  Variography

Gold assay statistics for the main zones are provided in Table 14-4 and silver assay statistics are listed in Table 14-5.

14-5

TABLE 14-4   GOLD ASSAY STATISTICS

Yamana Gold Inc. — Mercedes Mine

Zone	Number	Mean (g/t)	Standard Deviation (g/t)	Minimum (g/t)	Maximum (g/t)	Coefficient of Variation
Mercedes
All Zones	11,754	9.60	15.46	0.000	2,784.0	4.74
Barrancas
All Zones	1,835	6.03	11.36	0.006	169.50	1.88
Klondike
All Zones	3,690	6.75	21.91	0.025	782.33	3.24
Rey de Oro
All Zones	3,752	0.58	1.16	0.002	15.30	2.00
Lupita
All Zones	5,514	1.32	4.41	0.002	210.00	3.34

TABLE 14-5   SILVER ASSAY STATISTICS

Yamana Gold Inc. — Mercedes Mine

Zone	Number	Mean (g/t)	Standard Deviation (g/t)	Minimum (g/t)	Maximum (g/t)	Coefficient of Variation
Mercedes
All Zones	11,754	115.03	236.37	0.000	12,936.0	2.06
Barrancas
All Zones	1,835	59.56	56.71	0.300	864.00	0.95
Klondike
All Zones	3,690	39.13	40.72	0.700	697.50	1.04
Rey de Oro
All Zones	3,752	23.32	30.41	0.200	753.00	1.30
Lupita
All Zones	5,514	18.97	40.45	0.500	1,200.0	2.13

14-6

TARACITO
LAGUNAS
BAR CENTRAL
North (Y)
FOOT WALL
BARMIDLAG
MAIN
BARRANCAS
Elev (Z)
HANGINGWALL
East (X)
MERCEDES

Figure 14-1

Yamana Gold Inc.

Mercedes Project

State of Sonora, Mexico

Isometric View of Mercedes and Barrancas Deposits

May 2014

14-7

REY DE ORO
KLONDIKE
North (Y)
East (X)
Elev (Z)

Figure 14-2

Yamana Gold Inc.

Mercedes Project
State of Sonora, Mexico

Isometric View of Klondike and Rey de Oro Deposits

May 2014

14-8

Elev (Z)
LUPITA
DILUVIO
WEST
LOWER
East (X)
DILUVIO
WEST
DILUVIO
EAST
North (Y)

Figure 14-3

Yamana Gold Inc.

Mercedes Project

State of Sonora, Mexico

Isometric View of Lupila and Diluvio Deposits

May 2014

14-9

MERCEDES
BARRANCAS
1100 Elev
1000 Elev
900 Elev
800 Elev
700 Elev
200
300
400
500
0 25 50 75 100
Metres
M06-069R
M06-049R
M07-085D
M07-086D
M07-087D
M07-089D
M07-084D
M08-226D
M08-367D
M07-195D
M07-125D
370D
M07-127D
M07-188D
M07-191D
M08-374D
M08-384D
M07-124D
M10-566D
M10-555D
M09-485D
M10-580D
M09-461D
M10-572D
M10-496D
M10-557D
M10-576D
M10-564D
M10-503D
M09-444D
May 2014
Figure 14-4
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Cross Sections Looking SE
Mercedes and Barrancas Deposits
(DDH Traces and Grade Shell Solids)

14-10

100
200
300
400
500
1300 Elev
1200 Elev
1100 Elev
1000 Elev
900 Elev
800 Elev
700 Elev
Surface
KLONDIKE
REY DE ORO
K008R
K07-041D
K07-020D
K08-061D
K07-028D
K07-035D
K07-030D
K08-093D
K08-097D
K08-100D
P08-001D
R13-081D
R07-017D
R11-032D
R11-029D
R002R
R11-038D
R003R
R12-060D
R12-064D
R12-065D
R12-073D
R13-094D
0
50
100
150
200
Metres
May 2014

Figure 14-5

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Cross Sections Looking WNW

Klondike and Rey de Oro Deposits

(DDH Traces and Grade Shell Solids)

14-11

-400
-300
-200
-100
0
100
200
300
400
500
600
1400 Elev
1300 Elev
1200 Elev
1100 Elev
1000 Elev
900 Elev
800 Elev
700 Elev
600 Elev
LUPITA
DILUVIO
0
50
100
150
200
Metres
May 2014

Figure 14-6

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Cross Section Looking West

Lupita and Diluvio Deposits

(DDH Traces and Grade Shell Solids)

14-12

ASSAY COMPOSITES

Previous studies of sample lengths have determined that 1.0 m was the most common length at the various deposits at Mercedes.  A composite length of 1.0 m was selected by MMM so that the majority of the assay intervals were not split into separate composite values.

GRADE CAPPING

The gold and silver composite assay database was statistically examined by MMM for the presence of local high-grade outliers which could potentially affect the accuracy of the resource estimate.   A 99.0th percentile value was selected for grade capping for Mercedes and Klondike gold and silver composite assays (Table 14-6).  In some cases, the top cuts are indicated to be below the 99th percentile, and this typically reflects that there were few samples in the mineralized group so the selected top cut was the highest value indicated by the statistics.  Not all grade estimation populations had top cuts applied.

The Barrancas and Lupita gold and silver composites were examined and the top cuts were determined using probability plot values for individual mineralized zones. The top cut values for gold and silver for Barrancas and Lupita range from 88th to 99th percentile values with local zones not being cut because of a limited number of composite samples.

TABLE 14-6   TOP CUT VALUES

Yamana Gold Inc. — Mercedes Mine

Deposit	Group	Gold (g/t Au)	Values Cut	Silver (g/t Ag)	Values Cut
Mercedes	BH Channels	67.2	3	266.1	3
	CB Channels	78.7	11	718.9	9
	CDO Channels	272.7	18	1093.7	33
	Main Holes	288.4	6	824.9	11
	HG Holes	None	0	None	0
	HW Holes	38.7	3	296.0	4
	FW Holes	29.4	4	220.0	2
Barrancas	Channels 1	None	0	None	0
	Channels 2	39.5	5	211.8	1
	Channels 3	48.2	1	220.3	5
	Lag-A Holes	18.8	11	75.6	5
	Lag-B Holes	26.1	8	102.0	8
	Lag-C Holes	16.2	9	123.0	4
	Lag-E Holes	21.8	3	171.0	5

14-13

Deposit	Group	Gold (g/t Au)	Values Cut	Silver (g/t Ag)	Values Cut
	Lag-F Holes	33.1	10	142.1	11
	Barr C 23 Holes	18.7	3	150.0	2
	Barr C 24 Holes	20.1	1	112.4	6
	Barr C 25 Holes	18.6	9	228.3	2
	Barr C 26 Holes	5.4	4	86.1	4
	Barr C 27 Holes	13.3	7	120.0	2
Klondike	All Channels	81.6	14	264.4	6
	Main Holes	21.8	1	158.0	2
	HG Holes	None	0	None	0
	HW Holes	6.2	2	86.0	0
	FW Holes	5.7	2	56.0	3
Rey de Oro	Main	19.2	12	196.7	9
	HW	2.3	4	37.5	4
	FW	1.2	5	88.0	2
Diluvio - Lupita	Diluvio All	11.0	61	150.0	66
	Diluvio West	10.0	1	25.0	10
	Lupita	15.0	13	155.0	3

In addition to the grade capping, an area of influence limit has been applied to local zones at Mercedes and Klondike for selected composite values as indicated by a probability plot.  When a composite value is greater than the selected value, the area of influence around the composite is limited to an ellipsoid shape with the dimensions of 10 m in major direction, 10 m in the semi major direction and two metres in the minor direction.  Not all grade estimation populations had area of influence limits applied. Grade restrictions were applied to the composites during grade estimation.

Area of influence limits were not used in the grade estimation of the Barrancas and Lupita models.

Basic statistics for cut gold and silver assays, uncut composites, and cut composites on a zone by zone basis are given in Table 14-7.  A total of 231 gold composites and 222 silver composites were cut.

Resource estimates were run for Mercedes and Klondike deposits without using any cut values for comparison with the cut composite results.  At the 2.0 g/t AuEq cut-off grade, the uncut Measured plus Indicated resources at Mercedes deposit contained approximately 53,770 (7.5%) more ounces of gold and 412,440 (5.1%) more ounces of silver than the resource estimated using cut grades.  The uncut Measured plus Indicated resources at Klondike deposit

14-14

contained approximately 8,160 (6.0%) more ounces of gold and 5,040 (0.6%) more ounces of silver than the resource estimated using cut grades.

TABLE 14-7   SUMMARY OF ASSAY RECORDS

Yamana Gold Inc. — Mercedes Mine

	Cut Assays		Composites		Cut Composites
Deposit	(g/t Au)	(g/t Ag)	(g/t Au)	(g/t Ag)	(g/t Au)	(g/t Ag)
Mercedes
Number	11,754	11,754	11,194	11,164	11,194	11,164
Mean	8.62	107.82	9.52	114.20	8.76	108.02
Standard Deviation	23.90	126.18	37.61	209.37	22.02	122.07
Minimum	0.00	0.00	0.00	0.00	0.00	0.00
Maximum	644.0	1,935.0	2,040.0	9,107.1	644.0	1,935.0
Coefficient of Variation	2.78	1.17	3.95	1.83	2.51	1.13
Klondike
Number	3,690	3,690	3,336	3,336	3,336	3,336
Mean	6.22	38.80	6.75	39.16	6.50	38.94
Standard Deviation	12.31	36.50	20.40	35.99	13.46	33.72
Minimum	0.025	0.700	0.050	0.700	0.050	0.700
Maximum	241.0	264.4	782.3	460.0	481.8	264.4
Coefficient of Variation	1.98	0.94	3.02	0.92	2.07	0.87

BULK DENSITY

Due to the variable composition of the vein structures and the wallrock identified at the Mercedes Project, bulk density measurements were taken to accurately determine tonnes based on geology.  The measurements were conducted by the Mercedes Project staff and McClelland Laboratories in Sparks, Nevada.  The completed bulk densities were averaged by geology type, and the resulting averages are listed in Table 14-8.

TABLE 14-8   BULK DENSITY BY DEPOSIT

Yamana Gold Inc. — Mercedes Mine

Rock	Mercedes (t/m3)	Klondike (t/m3)	Barrancas (t/m3)	Lupita (t/m3)
Latite	2.25	2.25	2.25	2.25
Andesite	2.35	2.35	2.35	2.35
Stockwork	2.31	2.39	2.44	2.44
Vein	2.46	2.46	2.44	2.44

14-15

For the 2013 estimations, Yamana used average bulk density values of 2.42 t/m3 for mineralized material and 2.44 t/m3 for waste.

CUT-OFF GRADE

The grade shells are snapped to drill hole intercepts that meet or exceed the cut-off value of 2.0 g/t AuEq (Diluvio 0.5 g/t AuEq, Rey de Oro 0.4 g/t AuEq) with an additional high grade shells set at approximately 50 g/t AuEq at Mercedes and approximately 16 g/t AuEq at Klondike.

The AuEq cut-off grade used in building the grade shells is based on gold price, silver price, and metallurgical recoveries for gold and silver.  For the purposes of the grade shell modeling for YE2013 and to remain consistent with modeling in previous years, the AuEq factor was set at 140 parts silver equal one (1) part gold.

VARIOGRAPHY, INTERPOLATION PARAMETERS AND BLOCK MODELS

Variogram studies were conducted by Yamana for the various deposits at Mercedes.  The variogram searches were fit to the orientation of the deposits.  RPA examined the variography and found it acceptable for use in resource estimation.  The derived variogram parameters are listed in Table 14-9.

14-16

TABLE 14-9   VARIOGRAPHY RESULTS

Yamana Gold Inc. — Mercedes Mine

	Azimuth	Plunge	Dip		Axes (m)
Deposit	(°)	(°)	(°)	Nugget	Major	Semi-Major	Minor
Klondike
Structure 1	285	0	75	0.3	10.0	8.0	7.0
Structure 2	285	0	75	0.3	80.0	40.0	8.0
Rey de Oro
Structure 1	309	-10	50	0.2	25.0	15.0	5.0
Mercedes
Structure 1	0	0	0	0.6	25.0	10.0	1.0
Structure 2	0	0	0	0.1	4.0	60.0	10.
Diluvio
Structure 1	060	0	-30	0.5	24.0
Structure 2	060	0	-30	0.5	122.0

All models have a rotated origin to represent the general northwest to southeast trend of the vein mineralization.  These models were generated using the 2.0 g/t AuEq and high grade AuEq grade shells as well as other descriptive solids such as geology, domain, and waste boundaries respectively.  For the Mercedes, Barrancas and Klondike zones, the block size is 10 m by 10 m by 10 m, sub-blocked down to a minimum size of 0.5 m by 0.5 m by 0.5 m. For Rey de Oro, the block size is 20 m by 20 m by 20 m, sub-blocked down to a minimum size of 0.5 m by 0.5 m by 0.5 m. For the Diluvio-Lupita zones, the block size is 1.0 m by 1.0 m by 1.0 m.

Grades for gold and silver were estimated separately using  ordinary kriging (OK) or inverse distance squared (ID2) techniques based on estimation zones defined by the 2.0 g/t AuEq envelope and high grade solids, waste (the zone outside of the grade shells), mineralization, geology, and domain.  Three estimation passes were made for each estimation zone to reflect changes in search distances and sample selection.  AuEq grades within the block models are calculated from the estimated gold and silver grades.

Table 14-10 lists parameters used in the grade interpolations of the block models for the three groups of deposits.

14-17

TABLE 14-10   INTERPOLATION PARAMETERS

Yamana Gold Inc. — Mercedes Mine

			Search Distance			Samples		Drill
Deposit	Estimation Method	Estimation Pass	Major	Semi- major	Minor	Min	Max	Hole Limit
Mercedes
Channels	OK	1	2.5	2.5	1.0	1	8	—
		2	15	15	5	2	8	—
		3	30	30	15	1	8	—
Drill holes	OK	1	30	30	15	4	8	—
		2	60	60	30	2	8	—
		3	90	90	60	1	8	—
Klondike
Channels	OK	1	2.5	2.5	1	1	8	—
		2	15	15	5	6	8	—
		3	30	30	15	1	8	—
Drill holes	OK	1	30	30	15	4	8	—
		2	60	60	30	2	8	—
		3	90	90	60	1	8	—
Lupita
	ID3	1	40	40	20	6	8	2
	ID3	2	80	80	40	4	8	3
	ID3	3	120	120	60	2	8	3

Figures 14-7, 14-8, and 14-9, respectively show longitudinal sections of the calculated gold equivalent block grades for Mercedes and Barrancas, Klondike and Rey de Oro, and Diluvio and Lupita deposits.

14-18

500 E
1000 E
1500 E
2000 E
2500 E
3000 E
3500 E
4000 E
4500 E
2000 N
1500 N
1000 N
500 N
0 N
-500 N
-1000 N
BARRANCAS
MERCEDES
AuEq
0.001 2.000
2.000 4.000
4.000 6.000
6.000 1000.000
0 250 500 750 1000
Metres
May 2014

Figure 14-7

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section

Mercedes and Barrancas Deposits

(Block Model AuEq Grades)

14-19

0 E
500 E
1000 E
1500 E
1500 N
1500 N
KLONDIKE
REY DE ORO
1000 N
1000 N
AuEq
0.001 2.000
2.000 4.000
4.000 6.000
6.000 1000.000
500 N
500 N
0
100
200
300
400
500
Metres
May 2014

Figure 14-8

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section

Klondike and Rey de Oro Deposits

(Block Model AuEq Grades)

14-20

0 E
500 E
1000 E
1500 E
1500 N
1500 N
LUPITA
1000 N
1000 N
DILUVIO
AuEq
0.001 2.000
2.000 4.000
4.000 6.000
6.000 1000.000
500 N
500 N
0 100 200 300 400 500
Metres
May 2014

Figure 14-9

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section
Diluvio and Lupita Deposits
(Block Model AuEq Grades)

14-21

MINERAL RESOURCE CLASSIFICATION

The resource blocks are classified based on average distance of data points, a minimum number of drill holes, and on the minimum number of samples from different octants.  Based on the ranges indicated by the omnidirectional variograms and a conditional simulation run conducted by Yamana in Chile, it was determined that Indicated resources could be defined out to a distance of 40 m.  Resources located at distances greater than 40 m are classified in the Inferred category.

The resource classification criteria are as follows:

Measured — Based on underground access and sampling.

Indicated — First and second estimation passes with at least two separated drill holes in the estimate with an average estimation distance less than or equal to 40 meters.

Inferred — First and second estimation passes with an average estimation distance greater than 40 meters.  All third estimation pass and estimations completed with only one drill hole.

Because there are instances where Inferred resources may be completely surrounded by Indicated resources or thin edges of Inferred resources occur along the grade shell bounded by low grade intercepts, an interpreted polygon was created to convert the Inferred resources in these instances to an Indicated resource.

Figures 14-10, 14-11, and 14-12, respectively, show the distribution of the resource classes at the Mercedes and Barrancas deposits, the Klondike and Rey de Oro deposits, and Lupita and Diluvio deposits.

14-22

500 E
1000 E
1500 E
2000 E
2500 E
3000 E
3500 E
4000 E
4500 E
2000 N
1500 N
1000 N
500 N
0 N
-500 N
-1000 N
BARRANCAS
MERCEDES
Resource Classification
Measured
Indicated
Inferred
0
250
500
750
1000
Metres
May 2014

Figure 14-10

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section

Mercedes and Barrancas Deposits

(Block Model Resource Classification)

14-23

0 E
500 E
1000 E
1500 E
1500 N
1500 N
KLONDIKE
REY DE ORO
1000 N
1000 N
Resource Classification
Measured
Indicated
Inferred
500 N
500 N
0
100
200
300
400
500
Metres

Figure 14-11

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section

Klondike and Rey de Oro Deposits

(Block Model Resource Classification)

May 2014

14-24

0 E
500 E
1000 E
1500 E
1500 N
1000 N
500 N
LUPITA
DILUVIO
Resource Classification
Measured
Indicated
Inferred
0
100
200
300
400
500
Metres

Figure 14-12

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Longitudinal Section

Lupita and Diluvio Deposits

(Block Model Resource Classification)

May 2014

14-25

MINERAL RESOURCE SUMMARY

Table 14-11 contains the updated global Mineral Resources for the Mercedes operations as of May 31, 2014.

TABLE 14-11  MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Classification	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	1,569,500	7.78	90.43	8.43	392,700	4,563,100	425,300
Indicated	6,827,300	4.76	45.93	5.09	1,045,200	10,082,100	1,117,000
Total M+I	8,396,800	5.33	54.25	5.71	1,437,900	14,645,200	1,542,300
Inferred	3,380,000	3.9	37	4.2	430,000	3,970,000	460,000

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Mineral Resources are inclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

Table 14-12 contains the Mineral Resources that were not included in the conversion of resources to Mineral Reserves.

TABLE 14-12  MINERAL RESOURCE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

		Grade			Metal
Classification	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	172,600	4.62	49.17	4.97	25,700	272,900	27,600
Indicated	3,412,300	3.02	37.17	3.29	331,100	4,078,200	360,200
Total M+I	3,584,900	3.10	37.75	3.37	356,700	4,351,100	387,800
Inferred	3,310,000	3.9	36.0	4.2	410,000	3,840,000	441,300

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.

3.              AuEq based on 1.0 g Au = 140.0 g Ag.

4.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce.

5.              No minimum mining width was used.

6.              Bulk density is 2.42 t/m3 for ore and 2.44 t/m3 for waste.

7.              Mineral Resources are exclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

14-26

RPA notes that the remaining resources contain isolated remnants and zones remaining after the reserve conversion process.  It is RPA’s opinion that the remnants are removed from the resource total if they are deemed not to be economically viable.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

MODEL VALIDATION

Validation of the block models by Yamana included:

•                  On-screen displays of plans and sections showing composite and block grades.

•                  A Nearest Neighbour (NN) estimate to compare resource totals.

•                  Drift Analysis (Figures 14-13 and 14-14).

RPA understands that the results of the Yamana validation were satisfactory.  RPA recommends, however, that future validations include comparisons of statistics of block grades and original composites as well as a separate ID2 check interpolation.

RPA also validated the main block models for the Mercedes operations.  Comparisons of statistics of block grades with the composites were completed.  Cross sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes with the block grades.  No significant errors were noted.

RPA estimates were independently completed on the Mercedes and Klondike zones using an ID2 method.  The results are compared with Yamana’s OK totals (Table 14-13).  It is RPA’s opinion that the estimates show acceptable agreement considering the different methodologies used.

14-27

TABLE 14-13  COMPARISON OF MINERAL RESOURCE ESTIMATES

Yamana Gold Inc. — Mercedes Mine

Measured plus Indicated

		Grade			Metal
Classification	Tonnes	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Mercedes
Yamana (OK)	2,397,400	7.50	85.24	8.11	708,200	8,051,000	765,700
RPA (ID2)	2,942,300	7.59	85.42	8.20	718,300	8,080,000	776,000
Klondike
Yamana (OK)	672,100	5.92	40.90	6.21	127,900	883,800	134,200
RPA (ID2)	671,900	6.25	41.47	6.54	134,900	895,800	141,300

Note:

1.              Mineral Resources are estimated at a 2.0 g/t AuEq cut-off grade.

14-28

FIGURE 14-13  DRIFT ANALYSES — KLONDIKE

Main Area

Hangingwall

Footwall

14-29

FIGURE 14-14  DRIFT ANALYSES — MERCEDES

Drift 11

Drift 21

Drift 31

14-30

15 MINERAL RESERVE ESTIMATE

SUMMARY

For the previous report (Moore and Bergen, 2014), RPA reviewed the Mineral Reserve estimates of the various deposits at the Mercedes Mine as reported by Yamana as of December 31, 2014.  RPA visited the site, met with management, and carried out a number of checks to verify the various procedures and numerical calculations used in the Mercedes estimates.  For this update of the previous report, the Mineral Reserve estimate has been revised by the application of a Mine Call Factor (MCF) of 95% applied to the gold and silver grades and by the subtraction of production for the period January 1, 2014 to May 31, 2014.

The Mineral Reserve estimate for the Mercedes operation is summarized in Table 15-1 and 15-2.

TABLE 15-1  MINERAL RESERVE ESTIMATE (MAY 31, 2014)

Yamana Gold Inc. — Mercedes Mine

	Tonnes (000)	Au (g/t)	Ag (g/t)	Au (oz 000)	Ag (oz 000)	AuEq (g/t)	GEO (000)
Proven (Dec 31, 2013)	963	4.48	57.7	139	1,786	4.89	151
MCF (95% of grade)	963	4.26	54.8	132	1,697	4.66	144
Production to May 31, 2014	(121)	4.83	62.4	(19)	(241)	5.28	(20)
Proven (May 31, 2014)	842	4.18	53.7	113	1,456	4.57	124

Probable UG (Dec 31, 2013)	4,406	4.88	45.9	691	6,505	5.20	737
MCF (95% of grade)	4,406	4.64	43.6	656	6,180	4.95	701
Production to May 31, 2014	(149)	4.83	62.4	(23)	(299)	5.28	(25)

Probable OP (May 31, 2014)	229	2.15	17.4	16	128	2.28	17
MCF (95% of grade)	229	2.04	16.5	15	122	2.18	16
Sub-total Probable (May 31, 2014)	4,486	4.50	41.6	649	6,002	4.79	691
Proven & Probable	5,328	4.45	43.5	762	7,458	4.76	815

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Underground Mineral Reserves are estimated at a cut-off grade of 3.0 g/t Au.

3.              Open pit Mineral Reserves were estimated at a cut-off grade of 1.55 g/t Au.

4.              Mineral Reserves are estimated using an average gold price of US$950 per ounce and a silver price of $18.00 per ounce.

5.              A minimum mining width of 3 m was used.

6.              Bulk density varies from 2.25 t/m3 to 2.46 t/m3 depending on rock type and deposit and based on testwork.

15-1

7.              Gold equivalence based upon Au:Ag =140.

8.              Numbers may not add due to rounding.

9.              GEO — gold equivalent ounces.

Mineral Reserves are estimated for four separate deposits at Mercedes.  The Mercedes mine, located adjacent to the mill site, includes the Corona de Oro, Casa Blanca and Brecha Hill deposits, the Barrancas Mine is located approximately two kilometres to the northwest of the Mercedes deposit and includes the Barrancas, Lagunas, and Taraisito veins, the Klondike deposit is located approximately four kilometres northeast of the Mercedes Mine, and the Diluvio deposit is located approximately six kilometres northeast of the Mercedes Mine.  These are straight line distances; with the rugged terrain of the Mercedes area, the distance by road is considerably longer.

The Mineral Reserve estimate by vein as at December 31, 2013 is shown in Table 15-2.  Since that time, there has been production from the Corona de Oro, Casa Blanca, Brecha Hill, Lagunas, and Klondike veins.  The December 31, 2013 estimate does not include the MCF applied by Yamana in May 2014.

TABLE 15-2  MINERAL RESERVE ESTIMATE BY VEIN (DECEMBER 31, 2013)

Yamana Gold Inc. — Mercedes Mine

	Category	Tonnes (000)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)	AuEq (g/t)	GEO (000)
Corona de Oro	Proven UG	181	5.94	78.8	35	458	6.5	38
Corona de Oro CAF	Proven UG	89	5.87	99.6	17	285	6.6	19
Casa Blanca	Proven UG	242	3.39	66.9	26	520	3.9	30
Brecha Hill	Proven UG	46	5.75	52.7	8	77	6.1	9
Lagunas	Proven UG	145	3.48	38.1	16	177	3.8	17
Klondike	Proven UG	260	4.31	32.0	36	267	4.5	38
Subtotal	Proven UG	963	4.48	57.7	139	1,786	4.9	151
MCF		963	4.26	54.8	132	1,697	4.7	144
Less 2014 production	Proven UG	121	4.83	62.4	(19)	(241)	5.3	20
Total	Proven UG	842	4.18	53.7	113	1,456	4.6	124

Corona de Oro	Probable UG	717	4.83	51	111	1,167	5.2	120
Corona de Oro CAF	Probable UG	74	3.93	59	9	142	4.4	10
Casa Blanca	Probable UG	484	6.71	79	104	1,230	7.3	113
Brecha Hill	Probable UG	365	5.90	39	69	455	6.2	73
Lagunas	Probable UG	990	4.31	40	137	1,269	4.6	146
Barrancas Centro	Probable UG	769	4.00	54	99	1,344	4.4	109
Taraisito	Probable UG	108	4.97	9	17	33	5.0	18
Klondike	Probable UG	136	5.46	36	24	156	5.7	25
Diluvio	Probable UG	603	4.93	20	96	390	5.1	98
Rey de Oro UG	Probable UG	159	4.50	63	23	319	4.9	25

15-2

	Category	Tonnes (000)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)	AuEq (g/t)	GEO (000)
Subtotal	Probable UG	4,406	4.88	46	691	6,505	5.2	737
MCF		4,406	4.64	43.6	656	6,180	5.0	7.01
Less 2014 production	Probable UG	149	4.83	62.4	(23)	(299)	5.3	(25)
Total	Probable UG	4,257	4.61	43.0	630	5,890	4.9	672

Rey de Oro OP	Probable OP	229	2.15	17.4	16	128	2.3	17
MCF		229	2.04	16.5	15	122	2.18	16
Total	Probable	4,486	4.50	41.6	649	6,002	4.8	691

Total	P&P	5,328	4.45	43.5	762	7,458	4.8	815

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Underground Mineral Reserves are estimated at a cut-off grade of 3.0 g/t Au.

3.              Open pit Mineral Reserves were estimated at a cut-off grade of 1.55 g/t Au.

4.              Mineral Reserves are estimated using an average gold price of US$950 per ounce and a silver price of $18.00 per ounce.

5.              A minimum mining width of 3 m was used.

6.              Bulk density varies from 2.25 t/m3 to 2.46 t/m3 depending on rock type and deposit and based on testwork.

7.              Gold equivalence based upon Au:Ag =140.

8.              Numbers may not add due to rounding.

9.              GEO – gold equivalent ounces.

MINERAL RESERVE ESTIMATION

Underground Mineral Reserves for the Mercedes operation are generally estimated by site personnel applying mining considerations to the mineral resource block model.  External consultants are engaged from time to time to support the mine personnel in completing mineral reserve estimates.  Stope designs are prepared in Vulcan together with the required development for access to the stopes.  The shapes are subject to a minimum mining width.  Dilution is estimated by the expansion of the mining shape to include dilution expected to be incurred over the course of mining.

The diluted stopes are reviewed to ensure that the shapes are reasonable and the stope economics are estimated to ensure that blocks have a positive economic value.  Those stope shapes that meet or exceed the cut-off grade are then tabulated to form the Mineral Reserve estimate.

For this report, the Mineral Reserves were estimated by the subtraction of production from the December 31, 2013 Mineral Reserve estimate to May 31, 2014 and by the application of an

15-3

MCF of 95% applied to the gold and silver grades.  The MCF was selected by Yamana to reflect operating experience and to provide a slightly more conservative outlook.

Open pit Mineral Reserves have been estimated for the Rey de Oro deposit (in addition to the underground Mineral Reserves on Rey de Oro).  The open pit Mineral Reserves are based upon the application of a Lerchs-Grossman optimization using applicable mining dimensions and operating cost estimates.

DILUTION

The minimum mining width is considered to be one metre plus a metre of dilution on each of the hangingwall and footwall for a minimum three metre stope width.  For development in vein widths less than the minimum mining width of three metre dilution taken to expose the ore is accounted for within the plan (planned dilution).  In addition to the planned dilution (included in mineable envelopes) a further 0.25 m of unplanned dilution resulting from blast over break, mining inefficiency, and scaling is projected.  Approximately, 29% of the reserves are within zones that are less than three metres wide.

Where the vein width is greater than four metres, the combination of waste excavation to expose the vein contact plus the over break from blasting is considered unplanned dilution.

Waste rock dilution from the stope walls in the longhole open stoping (LHOS) mining of both Mercedes and Klondike were estimated using the factors developed from the geotechnical assessment.  An assessment of rock quality was made for each geotechnical domain of both deposits and estimates of wall dilution, in metres, were made over the full 24 m stope height.  These estimates were then represented as a percentage dilution based on the stope widths within each corresponding domain.

The planned dilution was considered as the dilution out to the minimum three metre mining width.  The unplanned dilution is the additional waste rock that sloughs into the stope beyond these planned limits.  The unplanned dilution was considered to be one meter of waste on each of the hangingwall and footwall.  The grades of waste rock dilution were estimated from the resource block model.  Dilution grades were estimated using a dilution “shape” created by extruding one metre outside the limits (walls) of the mineable shapes.  This volume was queried for tonnes and grade from the block model.  From this data an average dilution grade

15-4

was determined and used in estimating the Mineral Reserves.  Table 15-3 summarizes the average unplanned waste rock dilution estimates.

TABLE 15-3   ESTIMATED DILUTION TONNES AND GRADE

Yamana Gold Inc. — Mercedes Mine

	Tonnes (000)	Au (g/t)	Ag (g/t)	Au (oz 000)	Ag (oz 000)	AuEq (g/t)	GEO (000)	% Dilution
Corona de Oro	297	0.3	17	3	163	0.4	4	49%
Corona de Oro CAF	65	0.3	31	1	66	0.5	1	66%
Casa Blanca	200	0.2	15	2	99	0.3	2	38%
Brecha Hill	115	0.3	12	1	44	0.4	1	39%
Lagunas	293	0.3	15	3	139	0.4	4	35%
Barrancas Norte	0	—	—	0	0	0.0	0	0%
Barrancas Centro	210	0.3	16	2	106	0.4	3	38%
Taraisito	37	0.2	4	0	5	0.3	0	53%
Klondike	124	0.2	10	1	42	0.3	1	46%
Diluvio	129	1.4	14	6	59	1.5	6	27%
Rey de Oro	42	1.0	41	1	56	1.2	2	36%
TOTAL UG	1,513	0.4	16	19	778	0.5	25	39%

Notes:

1.              GEO – gold equivalence ounces

Open pit dilution for the Rey de Oro pit has been estimated to be 10% of the ore tonnage with the dilution being low grade material grading approximately 0.7 g/t Au and 12 g/t Ag.

BACKFILL DILUTION

Backfill dilution will occur as a result of mucking from cemented paste fill floors along the full length of cut-and-fill (CAF) cuts.  It is estimated that the average depth of over-digging the floor will be 0.25 m.

In the LHOS there will be backfill dilution from mucking on paste fill floors.  In this scenario the majority of mucking will be done by tele-remote and the backfill dilution is estimated to be 0.5 m for each stope panel.  Backfill dilution is expected from stope end walls as blasting and slot development is done against paste fill.  It is estimated that an average of 0.3 m of backfill dilution will result from each stope backfill end wall.  Backfill dilution is included in Table 15-3.

15-5

EXTRACTION

The mining recoveries used in estimating the Mineral Reserves for Mercedes, Barrancas, and Klondike are tabulated in Table 15-4.  Extraction is slightly higher for ore development due to increased grade control and selectivity.  Losses in stopes can occur from inefficient drilling and blasting in stope corners or walls and loss of ore from remote mucking stope corners and edges or abandoning stopes due to excessive waste slough.

TABLE 15-4   MINING EXTRACTION

Yamana Gold Inc. — Mercedes Mine

Mining Type	Recovery (%)
LHOS Development	97
LHOS	95
CAF	97

CUT-OFF GRADE

Mercedes estimates the cut-off grade (COG) based upon the budget costs and using the metal prices as set by Yamana.  COGs are estimated on both a fully costed basis and on an incremental basis.  COG sensitivity to the metal price is also displayed in the Mercedes COG estimation sheet.  The COG calculations are shown in Table 15-5.

RPA concurs with the form of the COG estimation as applied to an ore block ready to be mined.

The COG is used in the determination of material to be included in a stope but the overall stope value must exceed the sum of all of the costs (development, waste, and ore mining plus processing and G&A) to be included in the Mineral Reserve estimate.  RPA notes that there is waste and marginal material that is encountered in the course of mining and this amounts to 35% to 38% of the ore tonnage.  If this cost was included in an “average” COG, the higher costs would increase the cost COG to 3.7 g/t Au.

RPA recommends that actual cost information be included in the estimation of the COG and that the sensitivity to operating cost as well as to metal price be considered.

15-6

TABLE 15-5   CUT-OFF GRADE CALCULATIONS

Yamana Gold Inc. — Mercedes Mine

		RPA 2013 YTD	May 2014 YTD	Mercedes
Gold Price	$/oz	950	950	950
Gold Recovery	%	94.5%	94.5%	94.5%
Value/gm	$/g	28.86	28.86	28.86

Less Refining	$/g	0.42	0.42	0.42
Net	$/g	28.44	28.44	28.45

Operating Cost
Mine	$/t	43.11	47.01	42.83
Process	$/t	30.12	26.67	27.24
G&A	$/t	17.13	15.67	16.41
Total	$/t	90.36	89.35	86.48

COG	g/t	3.2	3.1	3.0

Operating Cost including waste mined	$/t ore	105.53	106.89	n/a

COG with waste costs	g/t	3.7	3.8	n/a

Considering the amount of marginal material mined at Mercedes (14% of ore tonnage in 2013 and 7% of ore tonnage to May 2014 YTD), there may be value to considering an incremental COG for the marginal material using the current gold price and an ore haulage cost.  Using a $1,300/oz gold price, 90% recovery (for lower grade), and a $10/t ore handle cost, RPA estimates the incremental COG to be 1.4 g/t Au.  This analysis is valid only if there is surplus processing capacity and if the incremental material does not displace ore grade material.

The open pit cut-off grade calculations are shown in Table 15-6.  Total open pit operating costs and the incremental costs (for a tonne of rock that must be mined) are shown.

15-7

TABLE 15-6   OPEN PIT CUT-OFF GRADE ESTIMATION

Yamana Gold Inc. — Mercedes Mine

		All In Costs	Incremental Ore Haul Cost
Au price	$/oz	950	950
Au rec	%	95.0%	95.0%
Value/g	$/g	29.02	29.02

Less refining	$/g	0.42	0.42
Net $/g	$/g	28.60	28.60

Operating Cost
Mine	$/t	3.80	0.80
Process	$/t	27.24	27.24
G&A	$/t	16.41	16.41
Total	$/t	47.45	44.45

COG	g/t	1.66	1.55

The metal prices used for Mineral Reserve estimation were set corporately by Yamana.

GOLD EQUIVALENCE

For the estimation of the gold equivalence at the reserve stage, it is necessary to include the relative metallurgical recoveries of silver and gold.  Using the metal price and recovery assumptions for the 2013 estimate, RPA estimates the Ag:Au equivalence ratio to be 145.  Mercedes has used a silver to gold ratio of 140:1 for the estimation of GEO in the reporting of Mineral Reserves.  RPA is of the opinion that the use of equivalent grades or production should always include a note of the equivalence factor used.

CLASSIFICATION

Measured Mineral Resources are converted to Proven Mineral Reserves and Indicated Mineral Resources are converted to Probable Mineral Reserves.

RPA OPINIONS

RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice.

15-8

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which could materially affect the Mineral Reserve estimates.

15-2

16 MINING METHODS

The Mercedes operation consists of four separate underground mines, three of which are being developed or in production and one is in the planning stage, plus an open pit mine that is in the planning stage.  Production is coming from the Mercedes and Klondike mines, the Barrancas Mine is being developed, and the Diluvio and Rey De Oro mines are planned for future production.

The Mercedes Mine includes four separate areas, Breccia Hill, Corona de Oro, Tierra de Nadie/Centenela, and Casa Blanca.  The Barrancas area includes the Lagunas deposit.  Schematic views of the mine layouts are shown in Figures 16-1 to 16-6.

16-1

544,000
546,000
548,000
550,000
552,000
554,000
3,362,000
3,360,000
3,358,000
3,356,000
3,354,000
3,352,000
3,350,000
N
New Targets
Follow-up Targets
Priority Trends
Resource Areas
DILUVIO
LUPITA
KLONDIKE
REY DE ORO
BARRANCAS
MERCEDES
Legend: Geology
Post-Min Rocks
Andesite Outcrops
Older Rocks
0
1
2
3
4
Kilometres
Figure 16-1
Yamana Gold Inc.
Mercedes Project
State of Sonora, Mexico
Mercedes Mine Deposits
May 2014
Source: Yamana Gold Inc., 2013.

16-2

BRECCIA HILL
CORONA DE ORO
CASA BLANCA
Escapeway
RAR
Pastefill
FAR
Approximate Topography Location
RAR
Pastefill
Escapeway
Portal
RAR
Pastefill
Escapeway
Portal
CAF Cuts
Connection Drift
Sub-Levels
Decline
Main Decline
Decline
Sub-Levels
Decline
NOTE:
RAR Return Air Raise
FAR Fresh Air Raise
0 50 100 150 200
Metres
Legend:
Longhole Reserves
CAF Reserves

Figure 16-2

Yamana Gold Inc.

Mercedes Project
Sonora State, Mexico
Mercedes Mine Long Section

May 2014

Source: Yamana Gold Inc., 2013.

16-3

Escapeway
Paste Line
RAR
Approximate Topography Location
Portal
Main Decline
Sub - Levels
1230 Z
1180 Z
1130 Z
1080 Z
1030 Z
980 Z
3358330 N
3358280 N
3358230 N
0
25
50
75
100
Metres

NOTE:
RAR Return Air Raise

Figure 16-3

Yamana Gold Inc.

Mercedes Project
Sonora State, Mexico

Klondike Mine Long Section

May 2014

Source: Yamana Gold Inc., 2013.

16-4

Looking SE
LAGUNAS
BARRANCAS
1280 L
1180 L
1080 L
980 L
880 L
780 L
680 L
580 L
480 L
RAR
PORTAL
RAR
PORTAL
SUBLEVEL
3357500 N
3357400 N
3357300 N
3357200 N
3357100 N
3357000 N
3356900 N
3356800 N
3356700 N
0 50 100 150 200
Metres
Figure 16-4
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Lagunas and Barrancas
Mine Long Section

May 2014

Source: Yamana Gold Inc., 2013.

16-5

Figure 16-5

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Diluvio Mine
Isometric View

May 2014 ***Source: Yamana Gold Inc., 2013.***

16-6

Klondike Mine Ramp
Rey de Oro Open Pit
Rey de Oro Underground
N

Figure 16-6

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Rey de Oro Mine Isometric View

May 2014

Source: Yamana Gold Inc., 2013.

16-7

MINE DESIGN

UNDERGROUND MINES

The underground mines are all designed as ramp access mechanized mines.  The planned production rate is approximately 2,000 tpd to 2,100 tpd.  Ore from underground is hauled by dump truck to stockpiles near the portal.  Ore from the Barrancas and Klondike mines (and from Diluvio in future) is hauled to a common stockpile area near the jaw crusher.

The mine schedule is based on a 7 day in/7 day out roster for 365 days per year.  Crews work 12 hour shifts and the planning is based upon the loss of three hours per shift for breaks, safety meetings, equipment checks and minor maintenance.  The total hours worked per year per person on this schedule is 2,190 hours.  The available working time per shift equates to an average availability of 75%.

OPEN PIT DESIGN

The Rey de Oro open pit was designed using a Whittle pit optimization routine with parameters as shown in Table 16-1.  The shallow open pit slope (40°) was chosen consistent with the lack of geotechnical information available.

TABLE 16-1   WHITTLE INPUTS

Yamana Gold Inc. — Mercedes Mine

	Units	Value
Gold Price	US$/oz	950
Silver Price	US$/oz	18
Selling Cost	US$/oz	13
Rec Au	%	95
Rec Ag	%	33
Mine Cost (Open Pit)	US$/oz	3.0
Ore Haulage	US$/oz	0.8
Over All Angle	[o]	40

The open pit design criteria for the Rey de Oro open pit are shown in Table 16-2.

16-8

TABLE 16-2   DESIGN CRITERIA FOR OPEN PIT

Yamana Gold Inc. — Mercedes Mine

Bench Height	5 m
Inter Ramp Angle	43°
Batter Angle	75°
Berm Width	3.8 m
Ramp Width	12 m
Ramp Gradient	10%

MINING METHODS

There are two underground mining methods in use at Mercedes.  Where the rock quality is appropriate the ore is mined by LHOS with cemented paste backfill.  This is expected to be applied to 70% of the deposit.  For areas with poorer rock conditions, the mining method is mechanized CAF stoping.

The open pit mine at Rey de Oro is a small open pit which extends up a slope.  The pit contains 229,000 tonnes of ore and has a strip ratio of 2.25:1.  For such a small pit, the most reasonable mining scenario would be contract mining with technical supervision and grade control by Mercedes.

RPA is of the opinion that the selected mining methods are appropriate for the deposits.

GEOMECHANICS, GROUND SUPPORT

UNDERGROUND

Geotechnical characterization of the deposit(s) and surrounding rock mass has been carried out using available drill hole data, laboratory testing data, geological models, and underground mapping.  Geotechnical models of the Mercedes and Klondike mines were developed based on these characterization studies.  Observations of ground performance in the underground ramp and vein cross-cuts have been used to confirm and revise the geotechnical model where appropriate.

The ground conditions at Barrancas are being analyzed by a Chilean geotechnical consulting firm and the preliminary results indicate that the rockmass quality is poor to very poor, comparable to the low quality areas of Mercedes, and thus the amount of conventional CAF is

16-9

expected to be approximately 40% in the area.  A specific geotechnical model for Barrancas is being prepared.

ROCK STRENGTH

The primary host rock at Mercedes, Barrancas, and Klondike is a medium strong, moderate to highly fractured or faulted andesite rock mass.  At Mercedes, the immediate wall rock has generally been qualitatively estimated as strong.  Zones of weak rock strength are more prevalent in the west wall than in the east wall.  The most extensive area of weak rock is in the west wall of the upper Corona de Oro as well as the Barrancas area where the latite dike runs along or near the vein contact.  In other areas of the vein, weak rock is generally not continuous in the walls over a significant area and appears randomly distributed along the vein.

At Klondike, wall rock is also generally estimated as strong.  The east wall has slightly more areas of weak rock than the west wall.  In particular, there is an extensive zone of weak rock indicated near surface in the east wall.  As in Mercedes, other areas of weak rock are randomly distributed and do not appear continuous over significant areas.

The veins at Mercedes, Barrancas, and Klondike are primarily quartz with lesser proportions of carbonates and calcite.  The highest grades are found within the vein with lesser grades found in stockwork and breccia with decreasing intensity with distance from the vein.  On average, the vein can be described as a strong to very strong, moderate to highly fractured rock mass, however, some areas have been heavily altered to near soil-like conditions.

ROCK QUALITY

The estimated rock quality distributions in both the immediate east and west walls of Mercedes indicate highly variable rock quality.  Rock quality in the immediate walls at Klondike and Barrancas is also highly variable.  Rock quality is low in both walls near surface, above an approximate elevation of 1,150 m.  There is a general increase in quality with depth in the east wall however this is not as apparent in the west wall where areas of low quality are randomly distributed throughout the vein.  Fracture intensity and rock quality appear to improve approximately 20 m outside of the vein.

Rock quality in the vein at Mercedes is variable, with the lowest quality areas located in the upper area of Corona de Oro, in Brecha Hill, and in Tierra de Nadie.  There is no apparent

16-10

correlation between rock quality and depth, as zones of weaker rock are apparent throughout the vein.

At Klondike, the lowest rock quality in the vein is near surface, above an approximate elevation of 1,100 m.  Below 1,100 m, the rock quality is generally higher, consisting of strong, moderate to highly fractured rock.

At Barrancas, the lowest rock quality is in the Centro vein, where the dike and a series of faults cross the veins.  To the north, the rock quality increases as the dike moves away from the vein.

STABILITY ANALYSIS

Base case stope sizes used in analyses were based on 20 m sublevel spacing (floor-to-floor), resulting in 24 m wall height exposures and with 15 m stope length.  For average rock quality conditions, some flexibility was allowed for shortening or lengthening stopes in varying rock quality.

Stability analyses were then performed using the Mathew’s method to estimate average stable stope sizes for each domain.  Where the empirical approach indicated that strike lengths should be limited to less than 10 m for the average rock quality conditions, open stoping is not considered practical and cut and fill mining is planned.  These areas are mainly near surface in the Corona de Oro area of the Mercedes vein.

In most cases, the sizes of the stopes are limited by the sidewall rock quality.

For Barrancas, based upon the rock quality results, it is expected to have a combination of the characteristics of Corona de Oro and Brecha Hill.

HYDROLOGY

All geotechnical design analyses assumed that the deposit will be depressurized in advance of mining.  At the Mercedes vein, the groundwater table was originally intersected in the main ramp at an approximate elevation of 1,070 m (i.e., approximately 60 m to 70 m below ground surface).  Current water level is estimated at the 1,000 m level showing a significant drop in the water table due to the mine dewatering.  Several cross-cuts and ramp have encountered

16-11

water with average flow of 20 L/s, and peaks of up to 40 L/s.  The Mercedes Mine has water accumulation in low spots in the drifts, but the mine is not a wet mine from RPA’s observations.

For Klondike, the same behaviour was observed, as the water table has dropped to the level 1,140 m as the ramp progressed.  The mine area is planning a dewatering well in Klondike in order to speed up dewatering for production.

Similar hydrogeological conditions are expected at the Barrancas vein where the groundwater table is estimated, from drill holes, to be approximately 60 m below ground surface.

OPEN PIT GEOTECHNICAL

There has been no geotechnical work completed specifically for the Rey de Oro pit.  RPA recognizes that the pit is small but recommends that this work be initiated.

INFRASTRUCTURE

MERCEDES MINE ACCESS

Primary access to the Mercedes Mine is via a portal above the central Corona zone.  This portal provides access to the main decline that was designed to accommodate ore haulage as well as underground delineation diamond drilling.  The main decline has a nominal 12% grade and is 5.0 m wide by 5.0 m high.  The main decline is located approximately 60 m from the main mineralization.

To facilitate the loading of trucks in the main decline, a flat portion of ramp is designed at every 60 m vertically.  Re-muck bays are developed at main level intersections and main electrical sub-stations are designed at each main level (every 60 m vertically).

A second portal accesses the Casa Blanca zone from surface.  This excavation provides an additional source of fresh air to the mine and a secondary egress.

KLONDIKE MINE ACCESS

The Klondike deposit is accessed by a portal and single ramp driven from surface.  The portal is located on the hanging wall side of the deposit, however; the ramp swings around the mineralized zone and is located on the footwall side.

16-12

The 4.3 m wide by 4.3 m high decline is nominally 12% grade and accesses levels every 20 vertical metres.  Each level is accessed by a 4.0 m wide by 4.0 m high cross-cut driven at -2% grade from the ramp for approximately 10 m to a sump and then driven at +2% grade towards the ore sill access drifts.  A 5.0 m by 6.25 m truck loading bay is developed at each level-ramp intersection, opposite to the main level cross-cut.  The level access drift infrastructure also includes paste line access, electrical sub-stations, escapeway accesses, and sumps.

Vertical development for the deposit includes a 3.6 m diameter return air raise (RAR) and escapeway raise for secondary egress.  A 127 mm diameter paste fill borehole, drilled from surface, also accesses each level of the Klondike deposit for the distribution of paste fill to the mined stopes.

BARRANCAS ACCESS

The Barrancas deposit is accessed by two separate portals with declines for access.  The Barrancas Mine design parameters were modelled after the Mercedes design.

Vertical development for the deposit includes a 3.6 m diameter RAR and escapeway raise for secondary egress.  A 127 mm diameter paste fill borehole, drilled from surface, also accesses each level of the Barrancas deposit for the distribution of paste fill to the mined stopes.

INTERNAL DECLINES

A number of internal ramps are required between the main truck loading levels that are located at 60 m vertical intervals.  These smaller ramps are a nominal 4.0 m wide by 4.0 m high and can be used by all mobile equipment other than the ore haulage trucks.  Internal ramps are also designed for accessing the lower Corona, Casa Blanca, and Breccia Hill zones.  These are standard spiral declines grading at 15% and will be either 5.0 m by 5.0 m or 4.0 m by 4.0 m depending on whether truck access is required.

LEVEL DRIVES AND STOPE ACCESS

The average drift size for waste development is 4.0 m wide by 4.0 m high.  The minimum ore drift size is 3.0 m wide by 4.0 m high.  The minimum mining width is 3.0 m.

Ore sills are driven under geological control to ensure that they closely follow the economic veins.  Typically, this requires that the vein contact be exposed in the upper shoulder or back

16-13

of the sills.  This requires close control and training of development crews and supervisors in order to minimize dilution.

MINE VENTILATION

The ventilation design for the Mercedes and Klondike deposits was modelled using the software Ventsim Visual.  The airflow requirements are based on Mexican law which states that 0.048 m3/s of airflow per engine-kilowatt is required. On the basis of 100% diesel equipment utilization and the assumed diesel equipment fleet the ventilation requirement for the Mercedes Mine was 203 m3/s of total airflow and the Klondike Mine required 108 m3/s of total airflow.

Four 225 kW (300 HP) surface fans with variable speed drives are required; one for each of the three exhaust raises at the Mercedes Mine and one for the exhaust raise at the Klondike Mine to provide this airflow.

The Mercedes Mine is supplied with fresh air through the Corona portal, the Casa Blanca portal and a fresh air raise (FAR) located on the northern edge of the Corona ramp.  The FAR is connected to the Corona ramp in two locations with ventilation bulkheads in each of these accesses.  The bulkheads allow variable openings to control the flow of fresh air depending on which of the four sections has the main mining activity.  The FAR has a velocity restriction placed on it past the 860 level after which it operates mainly as an escapeway for the Lower Corona section.

Each of the Casa Blanca, Corona, and Breccia Hill sections has a dedicated escapeway which is connected to surface.  These raises are not used as primary FARs, but are designed to have sufficient airflow to ensure that they are constantly in fresh air.

The “used” air is exhausted through raises with accesses on each level in each of the sections.  The mine is under negative pressure (a pull system); therefore ventilation bulkheads will have to be constructed in each of the exhaust raise accesses with variable openings to control the flow onto the level, depending on the activity on the level.  The exhaust raises in the Casa Blanca, Corona, and Breccia Hill are connected to surface and the exhaust raise in the Lower Corona section is connected to the bottom of the Breccia Hill exhaust raise.

Auxiliary ventilation is required on each active level.

16-14

MINE DEWATERING

The geotechnical assessments, mining methods, production and development schedules, and Mineral Reserve statement in this report assume that both the Mercedes and Klondike deposits will be depressurized in advance of mining activity.

The underground dewatering system of the Mercedes and Klondike mines has been designed to handle an average water inflow of 20 L/s including groundwater and mine activity sources (drilling, washing, etc.).

The mine dewatering system for Mercedes was designed by Yamana and consists of a main sump with two 75 kW (100 HP) sump pumps capable of pumping a 120 m head.  Secondary 44 kW pumps are located in sumps situated at 60 m vertical intervals in the main ramp system (main level accesses for truck loading).  In addition, a series of 10 kW face pumps are used at individual development headings or mining fronts.  Mine water is pumped from the secondary sumps up to the primary sumps on the 1040 Level and then up to a surface cleaning pond.  From here water is transferred to a surface storage pond.  A similar dewatering design is planned for the Klondike and Barrancas mines.

COMPRESSED AIR

Compressed air is required underground for long hole production drilling (air-powered rigs), drift development, handheld drilling equipment (jacklegs and stopers) and some utility requirements.  Two 1,500 cfm compressors (350 HP) are required at Mercedes and one similar compressor is needed for Klondike and one in Barrancas.

A 150 mm diameter, schedule 40 steel pipe will be run from the compressor on surface to the portal location.  From here the pipe will run along the main decline and into each level access.  Smaller, 50 mm steel pipes will connect from the main line into the stoping areas on each level.

ELECTRICAL

The underground electrical demand for the Mercedes Mine is estimated to be 2.1 MW including the contractor equipment (capital development).  The electrical power requirement for the Klondike Mine is estimated to be 1.0 MW including the contractor equipment (capital development).

16-15

For the Mercedes Mine, two 4,160 V feeders will feed the underground to provide a redundant power supply.  At Klondike, there is a single 4,160 V feeder which will be installed in the main ramp to the underground workings.

A portable switch skid and Mine Power Centre (MPC) is located underground to minimize long cable runs to Mine Load Centres (MLC).  This 4160 V MPC consists of three 4,160 V, 600 A protected feeder vacuum circuit breakers and one 300 kVA, 4,160 V to 480 V transformer.  Five 750 kVA skid mounted MLCs are available to provide power to specific active locations.

COMMUNICATIONS

A Siam-net communications system is installed in Mercedes and Klondike and it is planned to expand it to Barrancas.  This system will ensure communication between the underground workforce and to surface.  It is an important part of managing safe development and extraction in the mine operation.

MINE MAINTENANCE

All mine maintenance will be done in surface equipment shops located near the Mercedes portal.  Small repairs at Klondike and Barrancas will be done in a small surface area near the Klondike and Barrancas portals.

REFUGE STATIONS AND ESCAPEWAYS

Three portable refuge stations are in place in the Mercedes Mine and one station is planned for the Klondike Mine and two for Barrancas.  These stations consist of a 16-person air-lock chamber with double steel doors and viewing windows.  They will be situated in crosscuts developed from the main accesses or ramp and can be moved within the mine as mining progresses.  At Mercedes, there will be one within the main Corona ramp system and another in the Breccia Hill system.

MINE EQUIPMENT

The major mine mobile equipment is listed in Table 16-3.  The equipment is generally new and is appropriate for the scale of operations and the mine headings.

16-16

TABLE 16-3   MAJOR MOBILE EQUIPMENT

Yamana Gold Inc. — Mercedes Mine

Manufacturer	Model	Size	Units
Atlas Copco LHD	ST. 7	6 yd3	2
Atlas Copco LHD	ST. 1030	8 yd3	4
Atlas Copco LHD	ST. 7	3.5 yd3	1
Kenworth truck		16 t	11
Tractor backhoe	Case	M 580N	4
Atlas Copco	Bolters	MC, MD & 235	4
Terex crane		50 t	1
Telehandlers		TL 943	2
Getman	scissor lift		2
Getman	boom truck		1
Getman	CSS scaler		3
Anfo Loader	Anfo Loader		3
Atlas Copco	Jumbo	L1C	1
Atlas Copco	Jumbo	L2C	1
Atlas Copco	Jumbo	S1D	2
Atlas Copco	long hole drill	Simba M7C	2
Atlas Copco	Compressor	G-160	4
Cummins	generator	2,000 kW	1
Caterpillar	generator	500 kW	1
Boart Long Year	long hole drill	stope mate	1

Statistics for the availability, utilization, and overall efficiency are shown in Table 16-4.

16-17

TABLE 16-4   MINE EQUIPMENT USAGE AND AVAILABILITY

Yamana Gold Inc. — Mercedes Mine

	Unit		Dec 2013 YTD Actual	Dec 2013 YTD Plan	Variance (%)
Trucks
Availability		%	82	85	-4%
Utilization		%	74	76	-3%

Drills Horizontal
Availability		%	79	85	-7%
Utilization		%	40	50	-19%

Drills Vertical
Availability		%	75	85	-12%
Utilization		%	50	85	-41%

LHD 3.5 YD³
Availability		%	71	85	-17%
Utilization		%	60	75	-21%

LHD 6.0 YD³
Availability		%	81	85	-4%
Utilization		%	70	70	0%

OPEN PIT MINE INFRASTRUCTURE

There is no current infrastructure in place for the Rey de Oro open pit.  The key requirement for the pit will be access roads and a rock dump area.  The pit is too small to require any significant infrastructure.

MINE PRODUCTION

PRODUCTION HISTORY

The Mercedes Mine commenced commercial production in February 2012.  Mine production since that time is shown in Table 16-5.

16-18

TABLE 16-5   MERCEDES MINE PRODUCTION

Yamana Gold Inc. — Mercedes Mine

	Ore Mined	Grade Au	Grade Ag	Gold	Waste + Marginal	Total Moved	Development
	(t 000)	(g/t)	(g/t)	(oz 000)	(t 000)	(t 000)	(m)
Nov 2011	19.0	4.97	61.69	3.04	34.0	53.0	777
Dec	17.0	4.54	52.9	2.48	15.0	32.0	727
Jan 2012	35.5	4.18	57.92	4.78	2.1	37.6	984
Feb	30.5	4.66	59.10	4.57	4.7	35.2	1,128
Mar	34.2	4.76	71.49	5.23	4.5	38.7	1,273
Apr	37.3	5.86	66.00	7.03	14.0	51.3	1,420
May	51.2	7.50	99.30	12.35	10.6	61.8	1,536
Jun	50.0	4.20	73.03	6.76	9.2	59.3	1,361
Jul	48.4	6.39	79.03	9.94	10.7	59.1	1,072
Aug	48.6	6.16	81.73	9.62	19.1	67.6	1,087
Sep	41.8	9.19	110.53	12.36	15.1	56.9	1,122
Oct	44.0	6.59	79.67	9.32	7.1	51.1	1,169
Nov	44.7	7.08	87.82	10.17	9.2	53.8	1,298
Dec	47.4	7.49	97.65	11.42	13.2	60.6	1,211
Jan 2013	45.0	6.50	99.47	9.41	12.0	57.0	1,176
Feb	54.4	8.62	114.02	15.06	13.0	67.4	1,205
Mar	52.6	5.28	76.93	8.93	18.3	70.9	1,201
Apr	57.6	5.16	68.79	9.57	19.5	77.1	1,207
May	59.2	6.50	65.13	12.39	21.0	80.2	1,215
Jun	58.5	6.64	72.35	12.50	15.3	73.9	971
Jul	56.9	5.52	63.22	10.09	24.5	81.5	1,124
Aug	51.8	6.01	73.73	10.01	21.3	73.1	1,007
Sep	38.5	6.21	75.67	7.68	26.6	65.1	1,148
Oct	52.6	6.18	83.81	10.45	21.9	74.5	1,300
Nov	55.3	4.97	63.16	8.85	27.3	82.6	1,329
Dec	58.5	6.04	69.67	11.35	28.3	86.8	1,369
Jan 2014	55.2	5.21	52.78	9.26	23.8	79.0	1,295
Feb	47.1	5.27	68.23	7.97	22.4	69.5	1,104
Mar	56.0	5.10	65.72	9.17	19.6	75.5	1,346
Apr	53.9	5.68	71.56	9.84	19.9	73.8	1,276
May	58.3	4.90	69.77	9.17	16.6	74.9	1,288
Total	1460.9	5.98	75.88	280.8	519.8	1,980.8	36,726

2013 MINE PRODUCTION AND MAY 2014 YTD

RPA reviewed the 2013 mine and May 2014 YTD production statistics with respect to gold grades by deposit and overall.  RPA did not complete the same review for silver as the silver is approximately 10% of the ore value.

16-19

The gold grade by month for 2013 and the first five months of 2014 for the mine as a whole (including the plant head grade for comparison) and for each of the Mercedes, Klondike, and Lagunas mines is shown in Figures 16-7 to 16-10.

FIGURE 16-7   2013-2014 MINE HEAD GRADE

Overall mine grades were generally slightly below plan for the period.  Mill grade decreased late in 2013 at the same time as the stockpiles were effectively depleted.

FIGURE 16-8   2013-2014 MERCEDES MINE HEAD GRADE

16-20

FIGURE 16-9   2013-2014 KLONDIKE MINE HEAD GRADE

FIGURE 16-10   2013-2014 LAGUNAS MINE HEAD GRADE

RECONCILIATION

Mercedes reports MCFs in its monthly Key Performance Indicator (KPI) reports.  The MCF for gold and for silver is reported with an overall MCF, which is the product of the mine-model, mine-planning, and mine-operation call factors.  Calculation methods were changed on occasion through 2013 and Yamana provided revised December 2013 data that RPA has included with the 2014 data in its reconciliation review.

16-21

The factors which make up the MCF for Mercedes are:

•                  Model to model factor (MM) — the MM factor is a measure of the difference between the long term (Mineral Reserve) model and the short term model.

•                  Short term model to plan (MP) — the MP factor is a measure of the difference between the short term model and the mine plan.

•                  Mine operations (MO) — the MO factor is a measure of the difference between the mine plan and the mill production.

•                  The MCF is the product of the three factors.

The MM factor for the period December 2013 to May 2014 is shown graphically in Figure 16-11.  For the period, the short term model is reporting more gold than is being reported in the long term model.

FIGURE 16-11   GOLD MODEL — MODEL FACTOR

The MP factor for the period December 2013 to May 2014 is shown graphically in Figure 16-12.  For the period, the mine plans are reporting less gold than is being reported in the short term model.

16-22

FIGURE 16-12   GOLD MODEL — PLAN FACTOR

The MO factor for the period December 2013 to May 2014 is shown graphically in Figure 16-13.  For the period, the mine operating factor is reporting more gold than is being reported in the mill production.

FIGURE 16-13   GOLD PLAN - MILL FACTOR

The MCFs for 2013 and 2014 are shown in Figure 16-14.  The MCF has varied over a range with positive and negative performance but to May 2014, the MCF is only 1% below plan (89% actual versus 90% plan).

16-23

RPA notes that the planned MCF is 90%; yet this factor is not included in the calculation of the COG for the Mineral Reserve estimate.

With the increasing production history at the mine, RPA recommends more focus on the reconciliation including work to understand why the MCF is at 90% and to understand the variations over time.  RPA recommends that the MCF be incorporated into the Mineral Reserve COG estimations.

FIGURE 16-14   2013 - 2014 MERCEDES MCF (GOLD)

16-24

PRODUCTION SCHEDULE

The Mercedes Mine prepares a LOM on an annual basis.  The LOM is based solely upon Mineral Reserves.  In the past, the LOM plan was prepared after the Mineral Reserve estimate was complete and was essentially a year in arrears.  For this report, the LOM is based upon the current Mineral Reserves.  RPA is of the opinion that the LOM plan should be updated in conjunction with the annual Mineral Reserve estimate so that the LOM is current and there is a plan to support the declaration of Mineral Reserves.

The LOM plan covers the period to mid-2021 exploiting the known Mineral Reserves.  The LOM mine production is summarized in Table 16-6.  The LOM plan is based upon a steady mine production rate of 2,100 tpd for the balance of the mine life.  This is an increase in production compared to the 2013 and 2014 May YTD mine production.  The increase is based upon production from multiple mines with five to six independent mines operating in a given year as shown in Table 16-7.

TABLE 16-6   LOM PLAN — MINE PRODUCTION

Yamana Gold Inc. — Mercedes Mine

	Ore Mined	Gold Grade	Silver Grade	Contained Gold	Contained Silver
Year	(000 tonnes)	(g/t)	(g/t)	(000 oz)	(000 oz)

2014	767.4	5.74	58.58	141.7	1,445.3
2015	767.3	5.74	57.56	141.5	1,419.8
2016	762.1	5.11	46.14	125.3	1,130.6
2017	759.4	4.55	46.19	111.2	1,127.8
2018	758.5	4.22	37.57	102.8	916.0
2019	779.2	3.92	43.14	98.1	1,080.7
2020	761.7	3.91	43.06	95.8	1,054.4
2021	242.1	3.67	31.34	28.6	244.0
	5,597.7	4.70	46.78	845.0	8,418.6

16-25

TABLE 16-7   LOM PRODUCTION BY AREA

Yamana Gold Inc. — Mercedes Mine

		2014	2015	2016	2017	2018	2019	2020	2021	Total
Mercedes	t 000	526.0	407.3	351.7	307.5	64.7	146.7	394.1	—	2,198.2
Au	g/t	6.17	6.02	5.84	4.98	5.88	4.77	3.75	—	5.39
Ag	g/t	66.5	70.8	52.4	48.6	74.0	74.6	55.5	—	61.3

Klondike	t	121.9	125.2	84.8	—	64.0	—	—	—	395.8
Au	g/t	5.11	5.83	3.91	—	2.79	—	—	—	4.71
Ag	g/t	40.3	33.8	28.3	—	25.5	—	—	—	33.3

Lagunas	t	84.4	103.1	123.1	126.2	119.0	213.8	206.5	158.8	1,134.9
Au	g/t	4.58	6.27	4.83	4.17	4.05	4.00	3.91	3.01	4.21
Ag	g/t	38.0	49.3	37.5	38.7	40.2	41.7	36.7	37.3	39.6

Barrancas	t	35.1	117.6	142.5	161.9	164.6	139.7	7.7	—	769.0
Au	g/t	4.31	4.29	4.36	3.75	3.74	4.01	2.74	—	4.00
Ag	g/t	52.4	48.6	59.9	52.2	50.4	61.7	46.8	—	54.4

Taraisito	t	—	—	—	6.4	62.5	39.3	—	—	108.3
Au	g/t	—	—	—	6.23	5.73	3.55	—	—	4.97
Ag	g/t	—	—	—	9.2	10.3	7.9	—	—	9.4

Diluvio	t	—	14.0	60.0	91.8	125.0	104.2	125.0	83.3	603.3
Au	g/t	—	4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93
Ag	g/t	—	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1

Rey de Oro UG	t	—	—	—	65.7	93.3	—	—	—	158.9
Au	g/t	—	—	—	4.60	4.42	—	—	—	4.50
Ag	g/t	—	—	—	74.5	54.0	—	—	—	62.5

Rey de Oro OP	t	—	—	—	—	65.4	135.5	28.4	—	229.3
Au	g/t	—	—	—	—	2.36	2.10	1.93	—	2.15
Ag	g/t	—	—	—	—	12.4	20.2	15.7	—	17.4

Total LOM	t	767.4	767.3	762.1	759.4	758.5	779.2	761.7	242.1	5,597.7
Au	g/t	5.74	5.74	5.11	4.55	4.22	3.92	3.91	3.67	4.70
Ag	g/t	58.6	57.6	46.1	46.2	37.6	43.1	43.1	31.3	46.8

The processing plant is forecast to operate at a rate of 2,000 tpd.  Ore from excess mine production is planned to be stockpiled and then withdrawn from the stockpiles as needed to

16-26

maintain the mine production.  The breakdown of mine production between the stockpiles and the plant are shown in Table 16-8.

TABLE 16-8   LOM MINE PLANT STOCKPILE TONNAGE

Yamana Gold Inc. — Mercedes Mine

Process		2014	2015	2016	2017	2018	2019	2020	2021	Total
Plant feed	t 000	695	731	731	731	731	731	731	516	5,598
Feed grade - Au	g/t	5.68	5.16	5.14	4.71	4.30	4.00	3.91	3.80	4.61
Feed grade - Ag	g/t	57.99	51.80	46.64	47.39	39.54	41.75	43.06	37.60	45.95
Factor Auoz		99%	95%	95%	95%	95%	95%	95%	95%	0
Factor Agoz		99%	90%	95%	95%	95%	95%	95%	95%	0

Mine to Plant	t 000	695	731	701	601	571	536	731	242	4,809
Grade - Au	g/t	5.74	5.74	5.11	4.55	4.22	3.92	3.91	3.67	4.73
Grade - Ag	g/t	58.58	57.56	46.14	46.19	37.57	43.14	43.06	31.34	47.11

Mine to Stock	t 000	72	36	61	158	187	243	31	—	789
Stock grade - Au	g/t	5.74	5.74	5.11	4.55	4.22	3.92	3.91	—	4.46
Stock grade - Ag	g/t	58.58	57.56	46.14	46.19	37.57	43.14	43.06	—	44.73

Stock to Plant	t 000	—	—	30	130	160	195	—	274	789
Stock grade - Au	g/t	—	—	5.74	5.47	4.60	4.23	—	3.92	4.46
Stock grade - Ag	g/t	—	—	58.24	52.95	46.57	37.93	—	43.13	44.73

Stock Balance Inventory	t 000	72	109	140	168	195	243	274	—
Stock grade - Au	g/t	5.74	5.74	5.47	4.60	4.23	3.92	3.92	—
Stock grade - Ag	g/t	58.58	58.24	52.95	46.57	37.93	43.14	43.13	—

The LOM mill production is summarized in Table 16-9.

Mercedes have applied a factor to the gold and silver production from the mine to manually adjust the production targets.  For 2014, that factor is 99% and for 2015 that factor is 90%.  All of the remaining factors are 95%).  Project experience to date indicates an MCF of approximately 90%.  As noted in the reconciliation section, RPA recommends continued review and consideration of the reconciliation between the Mineral Reserves and the actual production for the inclusion of the appropriate factors in the Mineral Reserve estimation.

16-27

TABLE 16-9   LOM MILL PRODUCTION SCHEDULE

Yamana Gold Inc. — Mercedes Mine

Process		2014	2015	2016	2017	2018	2019	2020	2021	Total
Process Plant
Availability		90%	90%	90%	90%	90%	90%	90%	90%
Hours/day		24	24	24	24	24	24	24	24
Plant tph - dry		85	85	85	85	85	85	85	85

Plant tpd		1,904	2,003	2,003	2,003	2,003	2,003	2,003	2,003
Days/Year		365	365	365	365	365	365	365	365

Plant Feed	t 000	695	731	731	731	731	731	731	516	5,598
Feed grade - Au	g/t	5.68	5.16	5.14	4.71	4.30	4.00	3.91	3.80	4.61
Feed grade - Ag	g/t	57.99	51.80	46.64	47.39	39.54	41.75	43.06	37.60	45.95
Feed Au - ounces	oz 000	127	121	115	105	96	89	87	60	801
Feed Ag - ounces	oz 000	1,296	1,218	1,041	1,058	882	932	961	593	7,982
Factor Auoz		99%	90%	95%	95%	95%	95%	95%	95%
Factor Agoz		99%	90%	95%	95%	95%	95%	95%	95%
Gold Recovery		94.6%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%
Silver Recovery		33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%

Production
Gold	oz 000	120	115	109	100	91	85	83	57	761
Silver	oz 000	428	402	344	349	291	308	317	196	2,634
GEO	oz 000	129	123	118	107	97	91	89	61	814

RPA considers the LOM plan to be reasonable and generally consistent with the operating history.  The LOM plan does include an increase in mine and plant production which has not been demonstrated in the May 2014 YTD performance.  RPA concurs that the development of multiple independent feed sources provides the opportunity for increased production at Mercedes.

16-28

17 RECOVERY METHODS

The processing facilities at Mercedes are based on conventional milling with Merrill Crowe recovery of precious metals as shown in the flowsheet in Figure 17-1.

CRUSHING

Run of Mine (ROM) stockpiles ahead of the crusher are used to blend different grades of ore material.  ROM ore discharges from the crusher dump hopper onto a vibrating grizzly feeder and thence directly to the jaw crusher.  The jaw crusher product discharges onto the crusher discharge belt feeder and thence onto a transfer conveyor to the coarse ore storage bin.

A hydraulic rock breaker mounted on a mobile backhoe is used at the crusher dump pocket for breaking oversize ROM material.

FINE CRUSHING AND CONVEYING

The reclaim conveyor discharges ore to the Secondary/Tertiary Control Bin and thence directly onto the secondary screen.  Secondary screen undersize material (final product) discharges to the screen undersize conveyor and thence to the tertiary feed conveyor.  Oversize material from the secondary screen discharges to the secondary crusher feed bin.  Secondary screen bottom deck oversize material is combined with the secondary and tertiary crusher discharge and routed to the tertiary screen.

Tertiary screen oversize material discharges into the tertiary crusher feed bin.  Tertiary screen undersize (final product) discharges onto the screen undersize collection conveyor.  Screen undersize from the secondary and tertiary screens is combined and conveyed to the fine ore bin ahead of the grinding circuit.

The fine ore bin is a 3,500 t live and 5,275 t total capacity bin measuring 16 m diameter and 16 m high. Ore is withdrawn from the bin by two 1,220 mm wide fine ore bin reclaim belt feeders.

17-1

GRINDING AND CLASSIFICATION

The grinding circuit reduces the crushed ore from 80% passing 12.5 mm (1/2 in.) to 80% passing 45 µm.

A single ball mill measuring 5.03 m in diameter and 8.84 m long, powered by a 3,430 kW motor, performs all grinding in closed circuit with hydrocyclones.  The undersized material combines with gravity concentrator tails.  Combined slurry is pumped using variable speed horizontal centrifugal slurry pumps to five operating 254 mm (10 inch) hydrocyclones.  A portion of the hydrocyclone underflow flows by gravity to the gravity concentration circuit.  The remainder of the underflow reports back to the ball mill.  Hydrocyclone overflow (final grinding circuit product) flows by gravity to the preleach thickener deaeration feed box.

Pebble lime is added to the ball mill feed conveyor to adjust pH of the slurry.  A sodium cyanide solution is added into the Primary Cyclone Feed sump.

GRAVITY CONCENTRATION

Approximately 25% of the hydrocyclone underflow is directed to a 762 mm diameter bowl style gravity concentrator.  Bowl concentrator tailing is returned to the ball mill circuit.  Bowl concentrate is fed by gravity to a magnetic separator and shaking table circuit.  Nonmagnetic concentrate material is further upgraded on a shaking table.  The table middlings are recirculated to the table while the table tails are pumped back to the ball mill circuit.  The table concentrate is dried in an electric oven prior to smelting.  The concentrate is smelted to produce a final doré product.

PRE-LEACH THICKENER

Flocculant and dilution water are added to a 16.4 m diameter high rate thickener feed to aid in settling.  A variable speed thickener underflow pump is adjusted to either thickener underflow density or thickener solids loading.  Underflow from the pre-leach thickener is pumped at approximately 50% solids where it is cyanide leached in a series of four agitated leach tanks.  The thickener overflow is pumped to the carbon column circuit.

17-2

LEACH CIRCUIT AND COUNTER CURRENT DECANTATION

The leach circuit consists of four 9.3 m diameter by 9.9 m high agitated tanks.  Each tank has a working volume of 581 m³.  The four tanks provide approximately 24 hours of retention time at 50% solids.  Cyanide solution may be added to the first, third, and fourth tanks.  Low pressure air is piped to all tanks.

Slurry advances by gravity from leach tank to leach tank, exiting the last leach tank and reporting by gravity flow to a series of four high capacity 16.4 m diameter counter-current-decantation (CCD) thickeners for washing and solid liquid separation.  CCD thickener underflow is advanced by pumping from thickener to thickener, exiting the last tank and reporting to the cyanide recovery thickener.  CCD thickener overflow flows by gravity between CCD thickeners and will be pumped to the pre-leach thickener overflow tank.

Overflow from the cyanide recovery thickener, along with barren solution from the Merrill Crowe plant, are pumped to the final CCD thickener dilution box to be used as wash water.

The leach tailings are washed in CCD to remove soluble gold and silver prior to disposal.  Slurry, at 60% solids, is advanced by pumping from thickener to thickener, exiting the last tank and reporting to the cyanide recovery thickener ahead of detoxification.  Barren solution, used as wash water, is introduced into the final CCD thickener.

CYANIDE RECOVERY THICKENER

Underflow from the last stage of CCD reports to a high capacity, 16.4 m diameter cyanide recovery thickener.  Flocculant and dilution water are added to the thickener feed to aid in settling.  The withdrawal rate of settled solids is controlled by a variable speed, thickener underflow pump to maintain either thickener underflow density or thickener solids loading.  The thickener underflow pump sends the cyanide recovery slurry to the detoxification circuit while overflow from the cyanide recovery thickener is pumped back to the CCD circuit as wash water.

TAILINGS DETOXIFICATION

In the tailings detoxification tanks, weak acid dissociable (WAD) residual cyanide is oxidized to the relatively non-toxic form of cyanate by a sulphur compound/air process using sodium metabisulphite and oxygen, with copper sulphate as a catalyst.  Milk of lime is also added to maintain a slurry pH in the range of 8.0 to 8.5.  The more stable iron cyanides are removed

17-3

from solution as an insoluble ferrocyanide precipitate.  Cyanide levels are reduced to an environmentally acceptable level.

The detoxification reactors are two 7.5 m diameter by 8.5 m high agitated tanks.  Each tank provides a residence time of approximately 1.5 hours.

Underflow from the cyanide recovery thickener is diluted to approximately 35% solids (w/w), with overflow from the tails thickener, in the cyanide detoxification tank.  Slurry discharged from the detoxification circuit flows by gravity to a high capacity, 16.4 m diameter tail thickener.  Flocculant and dilution water are added to the thickener feed to aid in settling.

Tails thickener underflow is final plant tailing and is pumped to a tailing impoundment or will be pumped to a mine cement backfill tank for use in the underground mine.  Overflow from the tails thickener is pumped back to the detoxification circuit for dilution water or to the process water pond.

MERRILL CROWE

Gold and silver are recovered from pregnant solution by zinc precipitation of metal ions using zinc dust in a Merrill Crowe process.  The process of recovering silver and gold by the Merrill Crowe process includes:

•                  clarification and filtering of pregnant solution to remove suspended solids

•                  deaeration of pregnant solution to reduce dissolved oxygen

•                  precipitating gold and silver metal out by addition of zinc dust

•                  filtering and drying of precipitate

The precious metal recovery circuit is designed to process approximately 155,000 ounces of gold and 594,834 ounces of silver.  Barren solution (filtrate) exiting the Merrill Crowe circuit flows into a barren solution tank for re-use in the process.

REFINERY

The zinc precipitate and gravity concentrate are independently batch smelted in one of two retort furnaces to vaporize mercury, which may be present.  The dry precipitate and/or the concentrate are mixed with fluxing materials and are charged to a diesel fired, indirect fired crucible melting furnace and brought to the melting temperature.  The metal, containing the

17-4

gold and silver and minor impurities, is poured into bar molds.  Doré is sent from the site to a refinery for final processing.

MILL PRODUCTION

The Mercedes mill commenced commercial production in November 2011.  The production since that time is summarized in Table 17-1.  The plant throughput rapidly climbed to the design throughput of 1,500 tpd and then surpassed that level to operate at a rate of 1,838 tpd for 2013 and 1,796 tpd for May 2014 YTD.  RPA notes that while the mill has demonstrated the ability to operate at the higher rate and attain high recovery of gold, the stockpiles have decreased significantly over the course of 2013, and after October 2013, the stockpile has generally been less than 2,000 tonnes.

TABLE 17-1   MERCEDES MILL PRODUCTION

Yamana Gold Inc. — Mercedes Mine

Date	Plant Feed (000 t)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Recovery (%)	Silver Recovery (%)
2011
November	14.6	4.11	66.6	83.3	23.3
December	33.0	9.07	135.6	90.1	31.0
2012
January	42.6	7.22	102.8	92.1	28.5
February	44.1	5.23	72.6	95.1	28.4
March	49.3	5.35	76.9	94.0	28.4
April	50.9	5.41	67.1	95.2	30.1
May	51.2	5.50	80.1	94.7	32.0
June	49.3	5.69	64.4	95.0	30.3
July	51.6	5.52	65.6	93.1	29.2
August	47.3	7.23	82.1	94.9	29.3
September	52.5	7.58	75.6	95.4	30.4
October	54.3	7.12	76.0	95.3	40.8
November	53.8	7.65	78.7	96.0	38.4
December	56.2	7.37	100.3	96.0	37.4
2013
January	58.2	6.30	86.6	95.4	39.3
February	50.0	6.97	87.1	95.3	37.8
March	56.9	6.41	84.7	94.9	38.9
April	52.2	6.67	92.5	94.7	39.3
May	56.2	6.69	84.2	94.7	29.3
June	56.0	6.85	95.3	94.1	34.9
July	55.3	6.37	76.2	94.3	30.9
August	60.0	5.53	70.6	94.5	26.5

17-5

Date	Plant Feed (000 t)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Recovery (%)	Silver Recovery (%)
September	56.2	5.61	59.2	93.6	31.0
October	56.3	5.23	68.6	94.0	31.2
November	56.4	4.69	71.0	94.6	34.1
December	57.1	6.80	78.8	94.3	41.0
2014
January	56.3	5.10	50.12	95.1	35.8
February	47.8	4.13	60.24	94.1	26.4
March	55.5	5.13	70.04	94.6	28.9
April	53.2	4.77	63.79	94.0	28.3
May	58.7	4.89	67.60	94.4	30.5
Total	1,593.0	6.08	77.18	94.4	32.7

The LOM production forecast is shown in Section 16.

REAGENT CONSUMPTION

The key power and reagent consumptions at Mercedes are:

•                  0.104 kWh/t

•                  0.53 kt/t cyanide

•                  1.7 kg/t grinding media

•                  1.14 kg/t sodium metabisulphite

•                  1.34 kg/t lime.

17-6

FRONT END LOADER
ROM STOCKPILE
MINE TRUCK
STATIONARY GRIZZLY
CRUSHER DUMP HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
COARSE ORE BIN
COARSE ORE RECLAIM FEEDER No.1
RECLAIM CONVEYOR
SECONDARY SCREEN
SECONDARY CRUSHER
100 t
SURGE BIN
TERTIARY SCREEN
TERTIARY CRUSHER
FINE ORE BIN
CYCLONE CLUSTER
GRAVITY FEED SCALPING SCREEN
BALL MILL
GRAVITY CONCENTRATOR
CONC.
TAIL
GEMINI TABLE
TRASH SCREEN
SUPER-SAC
PRELEACH THICKENER
LEACHING
LEACH TANKS
CCD
CCD 1
CCD 2
CCD 3
CCD 4
PASTE PLANT FILTRATE SOLUTION
RECLAIM SOLUTION TANK
CYANIDE RECOVERY THICKENER
DETOX
DETOX TANKS
TAILINGS THICKENER
MINE WASTE PLANT
EVAP.
PRECIPITATION
TAIL POND
MERILL-CROWE
HOPPER CLARIFIER
CLARIFICATION FILTER
UNCLARIFIED PREGNANT SOLUTION TANK
DEAERATOR
VACCUM PUMP
ATM
EVAP.
EVENT POND
PRECIP. FILTER
BARREN SOLUTION TANK
REFINNING AND SMELTING
RETORT
MANUAL
FLUX
FLUX MIXER
MELTING FURNACE
DORÉ
SLAG
SLAG JAW CRUSHER
SLAG CONE CRUSHER
SLAG SCREEN
ATM

Figure 17-1

Yamana Gold Inc.

Mercedes Project

Sonora State, Mexico

Process Flowsheet

May 2014

Source: Yamana Gold Inc., 2009.

17-7

18 PROJECT INFRASTRUCTURE

Mercedes has all required infrastructure necessary for a mining complex including:

•                  Mineral Reserves and Mineral Resources and production from veins at Barrancas, Klondike, Lagunas, and Mercedes mines.

•                  A conventional mill consisting of three-stage crushing, grinding, with a Carbon-in-Leach (CIL) circuit, a cyanide destruction circuit, and a Merrill-Crowe process that produces gold doré.  The processing plant has a current nominal capacity of 1,900 tonnes of ore per day.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for two years with plans for further expansion.

•                  Local water supplies from the mines and dewatering wells.

•                  Electric power from the national grid.

•                  Mine ventilation fans and ventilation systems

•                  Haulage roads from the mines to the plant

•                  Stockpile areas

•                  Maintenance facilities

•                  Administrative office facilities

•                  Core storage and exploration offices

•                  Security gates and manned security posts at mine entries

•                  Access road network connecting the mine infrastructure to the town site and to public roads

ACCESS ROADS

Access to the mine property is by paved road.  At the turn off from the paved road there is a manned gate to control access to the property and a fence to deter entry.  From the first gate to the main gate is a distance of approximately ten kilometres.  The main entry gate is manned by armed security guards.

18-1

There is a network of roads on the property to access the various facilities around the plant as well as the paste plant, man camp, maintenance areas, and the Klondike and Barrancas portals.

ELECTRICAL ENERGY SUPPLY

The electric power supply to Mercedes is a dedicated 115 kV line some 65 km long.  The line begins at the CFE sub-station (the national electrical energy provider in Mexico) in Magdalena.  The main substation at Mercedes has two 115 kV to 13.8 kV Transformers with one as a standby in case of emergency.

The installed capacity is approximately 14 MW.  The line has a contracted capacity of 20 MW and a technical capacity of 30 MW.  In 2013 the average electrical energy used was 7.7 MW and the consumption was 101 kWh/t milled.  For May 2014 YTD, the demand is 7.8 MW and the consumption is 104 kWh/t.

OFFICES AND ACCOMMODATIONS

Lockers, shower and change room facilities are provided for the miners in the surface mine facility design.  Separate staff and women’s change room facilities are also provided.

Office space for underground management, engineering, supervision and clerical staff are included in the surface facilities.  Also included are a lamp room, safety room and meeting rooms.

PASTE BACKFILL PLANT

A paste plant was designed by Golder PasteTec to be capable of mixing the combined tailings and aggregate with binder at a utilization rate of approximately 60%, yielding a nominal output rate of 94 tonnes per hour (tph) of paste backfill at 78 wt% solids content.  The plant will be located as close as possible to the midpoint along the strike of the Corona orebody and in a convenient location to allow road access to the plant as well as the Klondike deposit.  A relatively small amount of excavation is needed in the selected area to provide a level surface on which to place the plant and required stockpiles.

Minus 16 mm (-5/8 in.) crushed and screened waste rock is delivered to an open stockpile located at the paste plant for use in the preparation of backfill and underground roadbed.  The

18-2

aggregate storage capacity at the plant has been set to a nominal 2,000 tonnes which would provide a sufficient supply for just less than two and a half days of backfilling operations.  All of the material for these purposes will come from underground waste rock production.

Paste backfill will be delivered to the underground workings either directly into two boreholes at the Corona deposit, or by ready mix truck to boreholes at Casa Blanca, Breccia Hill, and the Barrancas and Klondike Mines.

BATCH PLANT

There is a batch pant on site for the preparation of shotcrete and for concrete as required.

STOCKPILE AREAS

There are ore and waste stockpile areas at the Mercedes mine, Klondike, and Barrancas.  The stockpiles at Klondike and Barrancas are smaller short term areas where ore is dumped by trucks from underground and then reloaded into highway style dump trucks to be hauled to the stockpile area at Mercedes.

Ore is managed at the Mercedes stockpile area with ore dumped into separate areas depending upon the grade.  There is no segregation based on the ore source.  The ore is sorted into:

•                  Waste – less than 1 g/t

•                  Marginal – 1 to 2.5 g/t

•                  Ore - 2.5 to 5 g/t

•                  High grade – 5 to 10 g/t

•                  Above 10 g/t/

The desired blend of materials is relayed the mill by geology and the loader operator takes material from the designated grade piles to feed the jaw crusher.

At the time of the site visit the ore stockpile tonnage was approximately 2,000 t.  The ore stockpile had been as high as 47,600 t in June, 2013.

18-3

SURFACE MAINTENANCE FACILITIES

Surface shops for heavy equipment maintenance are located near the portal at Mercedes and include concrete floors, offices, and roofs for overhead protection.

The Klondike shops are smaller than those at Mercedes but have concrete floors and a roof.  At Barrancas, maintenance is done at an open area adjacent to the portal.

TAILINGS STORAGE FACILITY

The Mercedes tailings storage facility (TSF) and related facilities are shown in Figure 18-1.  The TSF was developed by cutting native material within the TSF basin and placing cut material as rockfill on the basin sides and embankment.  The TSF was constructed in two phases.  Phase 1 was constructed to an elevation of 1,204 m and provided storage capacity for tailings and stormwater for approximately 2.5 years of operation.  For Phase 2, the impoundment and embankment were raised to an elevation of 1,213 m.  The impoundment has been sized to contain 2.55 million tonnes of tailings, plus free water and stormwater resulting from a 1,000-yr, 24-hr storm event (300 mm).

The TSF is located in the upper reaches of a small natural basin.  Peripheral areas that could contribute stormwater runoff to the TSF are limited in extent.  As such, no perimeter or upstream surface-water diversion structures are required.

The TSF has a synthetic geomembrane liner underlain by a low-permeability liner bedding fill layer to cushion the liner and eliminate the potential for seepage of residual process solutions.  Fine-grained materials suitable for liner bedding layer fill construction were not identified at Mercedes.

Hydrogeologic exploration of the TSF area indicates that depth to groundwater beneath the TSF exceeds 60 m and that the foundation of the TSF is composed of undeformed conglomeratic sandstone and pyroclastic units of the Baucarit Formation.  The foundation rock fracture density is low, and the hydraulic conductivity of the foundation units ranges from 10-6 to 10-8 cm/sec.  Based on these considerations, the foundation of the TSF will provide geologic containment of potential impoundment leakage.

18-4

Therefore, the liner system consists of a 60-mil (1.5-mm) high-density polyethylene (HDPE) geomembrane liner on a prepared foundation of compacted native soil materials with no permeability specification.

The planned ore processing rate for the tailings design was1,500 tpd.  Tailings were assumed to be delivered to the tailings impoundment at an average rate of 1,125 tpd (46.9 t/h) at 60% solids by weight.  The water content of the tailings was estimated to be 35 m3/hr.  For evaluation of storage capacity, a tailings dry density of 1.44 t/m3 is assumed.  Slurry consolidation testing suggest a maximum density of 1.6 t/m3.

Deposition is managed by conventional subarea deposition techniques to cycle the discharge location and produce relatively thin lifts of tailings solids on the resulting tailings.  Subsequent exposure to evaporation facilitates consolidation of the tailings and attainment of the target density of 1.44 t/m3.

To facilitate consolidation of the tailings mass, an underdrain was constructed on the impoundment liner at the bottom of the TSF.  Seepage is routed to a rock-filled underdrain sump located at the inside base of the TSF embankment.  The underdrain sump has been fitted with an HDPE pipe riser and seepage reclaim pump.  Seepage is discharged into the tailings impoundment and recovered for reuse via the process-water reclaim system.

The facility has sufficient capacity for approximately 2.55 million tonnes of tailings in addition to normal process water and stormwater storage, with a dry freeboard of one metre.

The tailings delivery system consists of a tailings header pipe and a series of tailings discharge spigots.  Tailings are deposited from the crest of the embankment and around the impoundment perimeter to generate a surface slope that concentrates all free water in the area of the reclaim water intake.  Cycling tailings deposition around the impoundment perimeter will also result in thin-lift deposition and facilitate evaporation of entrained water and consolidation of the tailings solids.

Process water and stormwater will be recovered via a floating pump.  A pressure pipe will be required to lift water out of the impoundment to embankment crest level.  Thereafter, reclaim water can flow by gravity to the process plant.

18-5

WATER BALANCE

Water balance calculations were completed for the three conditions discussed below:

•                  Case 1 – average rainfall and evaporation based on estimated site precipitation and evaporation rates,

•                  Case 2 - a wet climate cycle considering a 25% increase in monthly precipitation, and

•                  Case 3 - a wet climate cycle with a 1,000-yr 24-hr storm of 300 mm occurring in Year 6 during the summer months when the highest monthly precipitation occurs.

Under normal conditions (Case 1), the water balance evaluation predicts an average of approximately 6,700 m3/month will be available for reclaim and use as process make-up water.  The estimated make-up water requirement from other sources is an average of approximately 9,900 m3/month. The water balance analysis predicts a short-term accumulation of excess water during the summer rainy season; however, make-up water demand will consume excess stormwater during the fall when monthly precipitation declines.  Water in storage is not predicted to exceed 16,000 m3.  The average annual tailings water reclaim rate is estimated to be approximately 41% of the process water make-up requirements (assuming the backfill filtration plant recovery of 6,675 m3/month is returned to the process plant for reuse).

In Case 2, the wet climate cycle analysis, the average monthly water reclaim availability is estimated to increase to approximately 8,300 m3/month.  There is a predicted increase in the accumulation of stormwater in the summer rainy season; however, excess stormwater will be drawn down when the rate of monthly precipitation decreases in the fall.  Water in storage is not predicted to exceed 28,000 m3 under the assumed wet conditions.

In Case 3 with a 1,000-yr storms occurring early and late in the operation of the TSF, water reclaim at the maximum rate will draw down excess stormwater in approximately five to six months.

Stormwater storage capacity will not be critical until the later stages of impoundment operation when available storage capacity and freeboard behind the embankment will approach a minimum.  The TSF has the capacity to contain stormwater associated with the 1,000-yr storm event occurring at the end of the mining operation with a freeboard of approximately 1.0 m.

18-6

Water accumulation has been an issue to date as evidenced by the presence of evaporators on the crest of the TSF.

STABILITY EVALUATION

A two-dimensional limit equilibrium tailings embankment stability analysis was performed with the computer program SLIDE™ Version 5.038 (Rocscience, 2000).  The stability analysis included static and pseudostatic analyses of the tailings embankment.  Circular failure analyses were conducted using Bishop’s modified method (Bishop, 1955).  Both local and global (overall) circular failure analyses were performed.

In all cases, factors of safety indicate the tailings disposal facility will be stable.  The minimum static field of slope (FOS) is 1.56, while under seismic loading, and the minimum FOS is 1.28.

The Project footprint is shown in Figure 18-1.

18-7

547,000
548,000
549,000
550,000
551,000
552,000
3,359,000
3,358,000
3,357,000
3,356,000
3,355,000
N
Portal Klondike
KLONDIKE DEPOSIT
Portal Lagunas
BARRANCAS DEPOSIT
Portal Barrancas
TAILINGS POND
Ruin
Portal Corona de Oro
MERCEDES DEPOSIT
PROCESS PLANT
Portal Casa Blanca
0 250 500 750 1000
Metres
Figure 18-1
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Site Plan

May 2014

Source: Yamana Gold Inc., 2014.

18-8

19 MARKET STUDIES AND CONTRACTS

MARKETS

The principal commodities at Mercedes are freely traded at prices that are widely known, so prospects for sale of any production are virtually assured.  RPA used a gold price of US$950 per ounce for the Base Case.

CONTRACTS

Mercedes is an operating mine and process facility and has contracts in place for the provision of various services and supplies including but not limited to:

•                  Underground mine development.

•                  Ore haulage.

•                  Supply of concrete and shotcrete.

•                  Supply of electricity.

•                  Equipment maintenance.

•                  Catering.

•                  Security, and

•                  Diamond drilling.

RPA did not review the contracts but considers the level of contracting to be within industry norms for Mexican operations.

19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Mercedes operation is in production and operating within the environmental framework of Yamana.  Yamana has developed and operates under a corporate responsibility program which includes corporate responsibility, community relations, environment, and health and safety.

SAFETY PERFORMANCE

To May 31, 2104, there have been nine accidents.  In addition, there have been three accidents which were lost time accidents.  The mine has an active safety program and stresses safety in the work place.

ENVIRONMENTAL PERMITS

The key environmental permits for the Mercedes operation are listed in Table 20-1.

TABLE 20-1   KEY ENVIRONMENTAL PERMITS

Yamana Gold Inc. — Mercedes Mine

LICENCES	Agency	Date
MIA Túnel de Exploración	SEMARNAT	Resolutivo / Feb-2008
CUS Túnel de Exploración	SEMARNAT / CONAFOR	Resolutivo / Jun-2008
MIA Mercedes	SEMARNAT	Resolutivo/ Abr-2010
CUS Mercedes	SEMARNAT / CONAFOR	Resolutivo/ Abr-2010
MIA Línea Eléctrica de 115 Kv	SEMARNAT	Resolutivo/ Jul-2010
CUS Línea Eléctrica de 115 Kv	SEMARNAT / CONAFOR	Resolutivo/ Dic-2010, Nov-2010, May-2011 y Jul-2011
MIA Ampliación Mercedes	SEMARNAT	Resolutivo / Dic-2010
CUS Ampliación Mercedes	SEMARNAT / CONAFOR	Resolutivo/ Mar-2012
MIA Barrancas	SEMARNAT	Resolutivo/ Sep-2012
CUS Barrancas	SEMARNAT / CONAFOR	Resolutivo/ Oct-2011
MIA Diluvio - Lupita	SEMARNAT	Resolutivo/ Nov-2012
CUS Diluvio - Lupita	SEMARNAT / CONAFOR	Resolutivo / Mar- 2013

20-1

LICENCES	Agency	Date
Número de Registro Ambiental (NRA)	SEMARNAT	NRA MMMSP2602211
Registro como generador de residuos peligrosos	SEMARNAT	Registro / Dic-2010
Licencia Ambiental Única (LAU)	SEMARNAT	LAU / Feb-2013
Permiso de descarga de agua residual	CONAGUA	Permiso/ Nov-2012
Plan de Manejo de Gran Generador de Residuos	SEMARNAT	Entrega / Jun-2013
Plan de Manejo de Residuos Mineros	SEMARNAT	Entrega / Oct-2013
Cédula de Operación Anual (COA)	SEMARNAT	Entrega / Jun-2013

ENVIRONMENTAL STUDIES

Over the course of mine exploration, permitting, and development, a number of environmental studies have been completed to support the development of the Project.

ACID GENERATION POTENTIAL

The acid base accounting (ABA) results indicate that the ore head samples and tailings sample have a slightly alkaline paste pH.  The paste pH for all ore head samples ranges from 7.96 to 8.44.  The highest paste pH (8.59) was associated with the tailings sample, which may be reflective of lime added to the tailings to maintain optimum conditions for gold recovery.

The total sulphur content of the ore head samples is low and ranges from non-detectable to 0.12%, while the tailings sample contains 0.15% total sulphur.  Approximately 30% to 80% of this sulphur is present as sulphate sulphur.

The neutralization potential to acid generating potential ratios for the ore head samples and the tailings sample from 23.3 to over 1,000, indicating very low potential for acid generation. In addition to ABA results, net acid generation (NAG) test pH values can be used to determine the likelihood of acid generation.  The NAG test results indicate pH values from 5.7 to 7.4 for all the samples, with all but one result above 6.3.  According to the NAG pH values, all samples should be considered non-acid generating as well.  Given the very low total and oxidizable sulphur contents in all samples, it is considered very unlikely that acid-generating conditions will develop, regardless of the disposal methods or exposure of future tailings

20-2

MINERALOGY AND METAL LEACHING POTENTIAL

The mineralogical analysis results show that the silicate minerals quartz and potassium feldspar make up the bulk of the samples.  Other silicates occurring in lesser concentrations include clinochlore, biotite, muscovite, plagioclase, and montmorillonite.  Calcite [CaCO3] was detected in all but one sample (at concentrations ranging from 1.1% to over 20%.  Other carbonates present include siderite [FeCO3] and dolomite [CaMg(CO3)2].

The results from the chemical analysis of the samples can be used to make an inference regarding elements of potential environmental concern.  Constituents that are significantly elevated relative to crustal abundance (arbitrarily defined as five times crustal abundance) in all samples include silver, arsenic, and antimony.  Molybdenum, lead, and cadmium are elevated relative to average crustal abundance in approximately half of the samples, while bismuth and selenium are elevated in one sample.

Whole rock analysis (WRA) results shown indicate that silica is the dominant constituent in all samples, and is reflective of the silicate minerals identified in the mineralogical analysis.  WRA results also confirm the low concentration of sulphur indicated in the ABA test results.  Calcium and magnesium oxides, that are presumed to be derived from calcite and dolomite, are present in all samples and their concentrations are consistent with the measured NP values.

Comprehensive analysis of the NAG leachates was conducted on the tailings sample to evaluate leachate quality resulting from oxidation of reactive sulphides, if present.  In the absence of kinetic testing information, analysis of NAG leachates is a useful surrogate for identifying constituents of potential environmental concern under pH conditions caused by sulphide oxidation.

The results indicate a tailings NAG leachate pH value of 6.82.  Most metals in the NAG leachate occur at near detection limit levels.  A comparison against NOM-052-SEMARNAT-2005 (Estados Unidos Mexicanos - Secretaría de Medio Ambiente y Recursos Naturales, 2006) which contains a list of “toxic constituents” and their concentration limits shows that no constituents exceeded maximum concentration limits in the NAG leachates.

Leach testing of the tailings sample was conducted using a ASTM method D3987-85 in accordance with NOM-141-SEMARNAT-2003 (Estados Unidos Mexicanos - Secretaría de Medio Ambiente y Recursos Naturales, 2004). The leachate was slightly alkaline with a pH of

20-3

8.75.  Trace metal leachability was generally low.  Total and weak acid dissociable (WAD) cyanide concentrations were 1.18 and 0.03 milligrams per liter (mg/L), respectively.  A comparison of test results against NOM-052-SEMARNAT-2005 (Estados Unidos Mexicanos - Secretaría de Medio Ambiente y Recursos Naturales, 2006) indicates no toxicity limit was exceeded.

Geochemical testing of the milled ore head samples and tailings sample indicates no potential for acid generation.  The test results also indicate that the tailings can be classified as non-toxic.  Given the low potential for acid generation and the low metal concentrations observed in the NAG and SFE leachates, it is anticipated that the quality of drainage from future tailings will have low concentrations of metals of concern.

COMMUNITY RELATIONS

Yamana Gold has a complete and strong Community Program in the Community of Cucurpe, Sonora approximately 22 km west of the Mercedes Mine.  Although the mine site is located within a private land, previously purchased from a local rancher, Yamana Gold has established different social and economic programs at the Community of Cucurpe.

In 2012 the main Activities consisted of:

•                  Open Doors Program

•                  This program aims to establish in a clear and transparent manner, better communication between Yamana and local communities (Cucurpe and Magdalena). Employees and their families, students and community representatives visit our Mercedes mine to learn more about the Company’s vision, values, and safety procedures environmental management policies. The program was conducted from February through December of 2012.

•                  Education

•                  At Cucurpe there are three levels of education: Kindergarten, Elementary and Middle-High School.  Yamana has a direct contact with the three schools and the main support from our company consists of providing School and sport supplies benefiting 168 children.

•                  Also, Yamana supports all year around a scholarship program to benefit the students that attend elementary, Middle School and College.

•                  Social Activities

•                  Yamana organized different classes involving physical, art and cooking activities for the local people of Cucurpe.

•                  Infrastructure-Highway and Roads

20-4

•                  Along with the Local Highway Department Yamana has participated on improving the pavement and the local roads.

At the end of 2012 a Social Diagnostic Study was conducted in the Municipality of Cucurpe, in order to identify the main Stakeholders and their special needs.

In 2013, besides the Open Doors Program, two new programs were established complying with the General Corporate Community Program of Yamana Gold: Partnership Seminars, and Integration Program.

•                  Partnership Seminars Program

•                  The main purpose of the Partnership Seminars Program is to support productive projects that will benefit the community, creating new jobs and work opportunities, using a fund provided by Yamana.  However, in 2013 only four teams participated in this program and none of the projects had the characteristics of a self-supported project. Two out the four projects were selected by the four teams and the Yamana group committee.  One of the projects consists on: building two new functional restrooms for the Kindergarten that will benefit 48 children and the second consisted of providing the furniture and didactic material for the local Catechism Church Program, benefiting 90 children.

•                  Open Doors Program

•                  A total of five visits were hosted at the Mercedes Mine.  Four of the visits were from three High School-College Institutions from Magdalena, and the other one from Hermosillo.  The other Group was from the Health, Security and Community area of Timmins Gold.

•                  Integration Program

•                  As part of this program, one day was dedicated to provide health screenings to a total of 124 people of Cucurpe.

•                  Health Program

•                  A week was spent on providing health awareness to the students and parents of the three local Schools on nutrition, food selection and how to have healthy pregnancy to the local woman.

•                  Education

•                  Like every year, Yamana continued on providing School, cleaning and sport material to the three local Schools.

•                  Corporate Social Responsibility

•                  Yamana Gold in Mexico is on the process of obtaining this Certificate.

20-5

MINE CLOSURE REQUIREMENTS

Mercedes has not developed a detailed closure plan but has engaged a consultant to prepare such a plan.  The LOM financial model includes a provision of $10.3 million in the final years of the operation for closure and reclamation.

Mexican law requires only a conceptual plan that meets legal guidelines for implementation. Yamana has developed a conceptual plan includes the following:

•                  Restoration and progressive revegetation of disturbed areas that have no future use.

•                  Stabilization of the tailings dam.

•                  Removal of machinery and equipment outside the area.

•                  Dismantling of structures and plant facilities.

•                  Withdrawal of laboratory and offices outside the area.

Final reforestation of areas disturbed by infrastructure.

Within the context of restoration measures and remediation practices, the following are identified:

•                  Activities designed to degrade and permanently confine the dumps.

•                  Reinstate the use and ecological productivity of the land to conditions similar to before the development of the Project.

•                  Planting to encourage colonization and generation of organic matter.

•                  Management of restored areas.

•                  Reseeding practices.

•                  Monitoring

20-6

21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

Mercedes is in operation and the capital plan covers the ongoing operations.  The capital expenditures in the LOM plan total $108 million as summarized in Table 21-1.

TABLE 21-1   LOM PLAN CAPITAL EXPENDITURES

Yamana Gold Inc. — Mercedes Mine

		2014	2015	2016	2017	2018	2019	2020	2021	Total
Building & Infrastructure	$000	6,284	2,529	2,529	2,529	2,529	1,250	—	—	17,650
Hardware & Software	$000	697	352	352	352	352	352	352	—	2,809
Furniture & Fixture	$000	17	9	9	9	9	9	9	—	71
Automation	$000	485	62	62	62	62	62	62	31	888
Machinery & Equipment	$000	4,388	1,694	6,694	15,449	5,000	6,444	—	—	39,669
Vehicles	$000	602	301	301	—	602	—	301	—	2,107
U/G Development	$000	8,984	12,987	5,003	4,483	1,100	—	—	—	32,557
Construction & Studies	$000	285	150	150	500	150	150	150	—	1,535
Reclamation and Closure	$000	—	—	—	—	—	—	—	10,300	10,300
Total Capex	$000	21,742	18,084	15,100	23,384	9,804	8,267	874	10,331	107,586

The capital plan is based upon a minor increase in the mill capacity and ongoing operations.

OPERATING COSTS

CURRENT OPERATING COSTS

The 2013 operating cost data for the Mercedes Mine is shown in Table 21-2 and the May 2014 YTD operating costs are shown in Table 21-3.  Operating costs for 2013 were approximately 13% over budget on a cost per tonne basis and the May 2014 YTD costs are approximately 7% over budget.

21-1

TABLE 21-2   2013 OPERATING COSTS

Yamana Gold Inc. — Mercedes Mine

		Actual	Budget	Variance	Var. (%)
Mining	$/t mined	43.11	43.78	0.68	2
Mine	$/t milled	58.28	51.13	(7.15)	-14
Plant	$/t milled	30.12	28.27	(1.85)	-7
G&A & Other	$/t milled	17.13	14.55	(2.58)	-18
Total	$/t milled	105.53	93.95	(11.58)	-12

TABLE 21-3   MAY 2014 YTD OPERATING COSTS

Yamana Gold Inc. — Mercedes Mine

		Actual	Budget	Variance	Var. (%)
Mining	$/t mined	47.01	42.85	(4.16)	-10

Mine	$/t milled	64.55	54.98	(9.57)	-17
Plant	$/t milled	26.67	27.44	0.77	3
G&A & Other	$/t milled	15.67	17.52	1.85	11
Total	$/t milled	106.89	99.93	(6.95)	-7

LOM OPERATING COST ESTIMATE

The operating costs for the LOM plan are summarized in Table 21-4.

TABLE 21-4   LOM PLAN OPERATING COST ESTIMATE

Yamana Gold Inc. — Mercedes Mine

	2014	2015	2016	2017	2018	2019	2020	2021
Mine ($/t mined)	52.71	55.12	53.66	53.47	51.15	52.81	53.42	60.55
Plant ($/t milled)	28.00	28.00	28.00	28.00	28.00	28.00	28.00	28.00
G&A ($/t milled)	13.00	12.90	10.70	9.60	9.20	8.90	11.80	11.80
Total	99.20	98.74	94.64	93.15	90.27	93.18	95.45	68.20

MANPOWER

The manpower as at May 31, 2014 totalled 501 employees and 233 contractors.  The manpower requirements for the LOM plan are expected to be similar to the manpower levels in 2014.

21-2

22 ECONOMIC ANALYSIS

RPA has completed an economic analysis to determine that the Mineral Reserves generate a positive return.  Further detail for this section is not required as the property is currently in production and there is no material expansion of current production.

22-1

23 ADJACENT PROPERTIES

There are no adjacent properties relevant to this report.

23-1

24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

24-1

25 INTERPRETATION AND CONCLUSIONS

EXPLORATION POTENTIAL

Yamana geologists consider that there is excellent geological potential for locating one half to two million additional AuEq ounces at the Mercedes Property.  Multiple targets remain untested for short-term, near-mine evaluation, and long-term generative exploration.

SHORT TERM POTENTIAL

Resources have already been defined for the Lupita and Rey de Oro areas that have not been included in the current LOM study.  In addition, multiple targets have been identified near existing mine infrastructure with potential to add new ounces that are easily accessed.  Encouraging results (Table 10-3) have already been received in 2014 from the Marianas and Gap target areas (Figures 25-1 and 25-2).  Underground exploration drilling was initiated on May 28, 2014 on the high priority deep targets in the prospective Breccia Hill, Casa Blanca and Deep Corona target areas.

LONG TERM POTENTIAL

Exploration in the Mercedes District has discovered four vein systems (Mercedes, Barrancas, Klondike-Rey de Oro and Diluvio-Lupita within a 4.0 km by 6.0 km block.  Three of these areas outcrop, while the discovery of the Barrancas vein under the post-mineral Baucarit Formation is a significant advance for Sonoran exploration.  Interpretation of aeromagnetic survey data collected in 2009 and 2013 indicates that there are multiple untested targets within a 25 km by 20 km block around the property in mostly in covered areas that have potential for additional vein mineralization (Figure 25-3).  Based on the widespread distribution of gold-silver bearing epithermal veins in outcropping areas, it is considered a strong geologic possibility that additional vein zones with tonnages and grades similar to currently mined areas will be encountered as systematic exploration proceeds throughout the concessions.  None of these are budgeted for drilling in 2014.

25-1

12880N
12760N
12864N
12520N
12400N
12280N
12160N
12040N
MARIANAS
East Vein
LAGUNAS NORTE
Figure 25-1
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Drill Targets in the Marianas Zone
(Section Looking N45E)
1200m
1100m
1000m
900m
800m
700m
600m
Baucarit Fm.
Legend:
>100 grams (AuEq) x metres (true width)
50-99.99 grams (AuEq) x metres (true width)
20-49.99 grams (AuEq) x metres (true width)
6-19.99 grams (AuEq) x metres (true width)
2-5.99 grams (AuEq) x metres (true width)
25
621
Grade xThickness / Drillhole number
0 50 100 150 200
Metres
2014 Drill Target
May 2014
Source: Yamana Gold Inc., 2014.

25-2

LAGUNAS
GAP
BARRANCAS
11680N
11560N
11440N
11320N
11200N
1200m
1100m
1000m
900m
800m
Baucarit Fm.
Completed Ramp
To Barrancas Zone
0
50
100
150
Metres
2014 Drill target
Additional Drill Target
Legend:
>100 grams (AuEq) x metres (true width)
50-99.99 grams (AuEq) x metres (true width)
20-49.99 grams (AuEq) x metres (true width)
6-19.99 grams (AuEq) x metres (true width)
2-5.99 grams (AuEq) x metres (true width)
Grade x Thickness / Drillhole number
May 2014
Source: Yamana Gold Inc., 2014.
Figure 25-2
Yamana Gold Inc.
Mercedes Project
Sonora State, Mexico
Drill Targets in the GAP Area
(Section Looking N45E)

25-3

Figure 25-3

Yamana Gold Inc.

Mercedes Gold-Silver Project

Sonora State, Mexico

Interpreded Magnetics in the Mercedes Area

N
550,000
555,000
560,000
545,000
3,370,000
3,365,000
3,360,000
3,355,000
3,350,000
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
L
K
B
M
0 1 2 3 4
Kilometres
NAD27 12N

May 2014

Source: Yamana Gold Inc., 2014.

25-4

GEOLOGY AND MINERAL RESOURCES

Gold-silver mineralization on the Mercedes Property is hosted within epithermal low sulphidation (adularia-sericite) veins, stockwork and breccia zones.  Over 15 km Au-Ag-bearing epithermal low sulphidation veins have been identified within or marginal to the andesite-filled basins on the Project.

The mineralized zones display a combination of fissure vein, stockwork and breccia morphologies that change rapidly on strike and dip.  The zones range in width from less than 1.0 m to composite vein/stockwork/breccia zones up to 15.0 m wide.  Length of individual veins varies from 100 m to over 2.0 km.  Property-wide, Au-Ag bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.

Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, these resource estimates, in RPA’s opinion, are prepared in accordance with CIM definitions as incorporated by reference into NI 43-101.

As part of our due diligence on the Mineral Resources, RPA carried out an independent check on Mercedes and Klondike deposits using a 2.0 g/t AuEq cut-off grade and verified wireframes.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

The 2014 Mercedes Mineral Resources, excluding the Mineral Resources which have been converted to Mineral Reserves, total 3.58 million tonnes of Measured and Indicated Mineral Resources at an average grade of approximately 3.10 g/t Au and 37.8 g/t Ag.  This equates to 356,700 ounces of gold and 4,351,100 ounces of silver.  The deposits are also reported to contain 3.3 million tonnes of Inferred Mineral Resources at an average grade of approximately 3.9 g/t Au and 36.0 g/t Ag.  This equates to 410,000 ounces of gold and 3,840,000 ounces of silver.

25-5

MINERAL RESERVES AND LIFE OF MINE PLAN

MINERAL RESERVES AND OPERATIONS

RPA has reviewed the work by Mercedes personnel related to the estimation of the December 31, 2013 Mineral Reserves and is of the opinion that the Mineral Reserves have been estimated in an appropriate manner.  RPA has estimated the Mercedes Mineral Reserves as at May 31, 2014 by subtraction of 2014 production from the December 31, 2013 estimate.

The Mineral Reserves at the Mercedes Mine consist of open pit and underground Mineral Reserves.  The underground Mineral Reserves are contained in separate underground mines and the ore is being processed for the recovery of gold and silver.

The Proven and Probable Mineral Reserves are estimated to total 5.33 million tonnes grading 4.45 g/t Au and 43.5 g/t Ag and including:

•                  Proven Mineral Reserves of 0.84 million tonnes grading 4.18 g/t Au and 53.7 g/t Ag, and

•                  Probable Mineral Reserves of 4.49 million tonnes grading 4.50 g/t Au and 41.6 g/t Ag.

Within the total Probable Mineral Reserves, there are 229,000 tonnes grading 2.04 g/t Au and 16.5 g/t Ag of open pit mineral reserves.  The balance of the Mineral Reserves are planned to be recovered using underground mining methods.

25-6

26 RECOMMENDATIONS

EXPLORATION AND MINERAL RESOURCES

Based on continuing success in extending known resources, Yamana has continued exploration in and around the current deposits.  The exploration program for 2014 consists of 5,200 m of diamond drilling targeted at ten near mine priority targets (Table 26-1).  The program has an approved budget of US$5.5 million. RPA concurs with this work program.

TABLE 26-1   2014 EXPLORATION PROGRAM

Yamana Gold Inc. — Mercedes Mine

Activity	Target Area	No. of Holes	Length (m)
Underground Drilling	Corona de Oro (deep)	6	1,500
	Casa Blanca (deep)	6	900
	Breccia Hill (deep, NW)	8	2,000
	Klondike (strike, dip)	8	800
Sub-total		30	5,200
Surface Drilling	Barrancas-Lagunas Gap	4	1,200
	Breccia Hill (deep, NW)	5	2,500
	Klondike (strike, dip)	8	2,400
	Marianas (strike, dip)	8	4,800
	Saucito-Ramal	10	2,100
	Lagunas (deep)	2	900
	Barrancas Central (deep)	2	900
	Diluvio NW (NW extension)	8	4,200
Sub-total		47	19,000
Total		77	24,200

Other RPA recommendations include:

•                  Apply a minimum mining width to narrow intersections in the block models.

•                  Include comparisons of statistics of block grades and original composites and ID2 interpolations into resource estimate validations.

•                  Use caution during the conversion of resources to reserves to ensure that planned mining blocks meet or exceed the cut-off grade once expanded to the minimum mining width and external dilution is added.

•                  Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

26-1

MINERAL RESERVES AND STRATEGIC LIFE OF MINE PLAN

With regard to the Mineral Reserves and operations, RPA recommends that Mercedes:

•                  Continue operations, mine development and production at Mercedes.

•                  Advance mine development planning for the Diluvio and Rey de Oro deposits.

•                  Develop plans for the expansion of the tailings area or for an additional tailings storage facility.

•                  Undertake more detailed reconciliation studies to reconcile mine production back to the Mineral Reserve estimate.

•                  Continue to review the MCF calculations and determine whether the MCF is being appropriately considered in the COG calculations.

•                  Consider the revision of planning schedules so that a LOM plan, which is generally consistent with the most recent Mineral Reserve estimate, is prepared in a timely manner.

26-2

27 REFERENCES

Hawksworth, M., P. E., Ramos, A., Trotman, R., Burkett, S. 2009, Geology and Epithermal Au-Ag Vein Mineralization of the Mercedes Area, Sonora, Mexico, Geology Tour Report prepared for Yamana Gold Inc., February 22, 2009.

Hawksworth, M., P. G., Walker, G., P. G., Welhener, H., P. E., 2008, Mercedes Project, Sonora, Mexico, Mineral Resource Estimate and Summary of Exploration Work conducted between 1999 and September 10, 2008, In-house report for Yamana Gold Inc., November 18, 2008.

Hernandez, G., Hawksworth, M., P. G., Walker, G., P. G., 2012, Mercedes Project Update, In-house report prepared for Yamana Gold Inc., March 2012.

M3 Engineering, 2010, Feasibility Study Mercedes Project Report M3-PN09027 Rev 1 prepared for Yamana Gold Inc., March 15, 2010.

Moore, C.M., and Bergen, R.D., 2014, Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Yamana Gold Inc., dated February 25, 2014.

27-1

28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” and dated May 31, 2014 was prepared and signed by the following authors:

(Signed & Sealed) “R. Dennis Bergen”

Dated at Toronto, ON	R. Dennis Bergen, P. Eng.
May 31, 2014	Associate Principal Mining Engineer

(Signed & Sealed) “Chester M. Moore”

Dated at Toronto, ON	Chester M. Moore, P. Eng.
May 31, 2014	Principal Geologist

28-1

29 CERTIFICATE OF QUALIFIED PERSON

RAYMOND DENNIS BERGEN

I, Raymond Dennis Bergen, P. Eng., as an author of this this report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Yamana Gold Inc. and dated May 31, 2014, do hereby certify that:

1.              I am an Associate Principal Mining Engineer engaged by Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering.  I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada, in 1972 with a Diploma in Mining Technology.

3.              I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660).  I have worked as an engineer in the mining industry for over 34 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                                Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.

•                                Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including NI 43-101 technical report preparation.

•                                Mining engineer in underground gold and base metal mines.

•                                Consulting engineer working on project acquisition and project design.

•                                Mine Manager at three different mines with open pit and underground operations.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Mercedes Mine from November 19 to 21, 2013.

6.              I am responsible for parts of Sections 13, 15, 16, 17, 18, 19, 20, 21 and 22 and parts of Sections 1, 25 and 26 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I am a co-author of the previous technical report on the Mercedes gold-silver mining operation dated February 25, 2014.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

29-1

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

Dated this 31st day of May, 2014

(Signed & Sealed) “R. Dennis Bergen”

Raymond Dennis Bergen, P. Eng.

29-2

CHESTER M. MOORE

I, Chester M. Moore as an author of this report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Yamana Gold Inc. and dated May 31, 2014, 2014, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016).  I have worked as a geologist for over 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a former major Canadian base metal producer

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.              I visited the Mercedes Mine from November 19 to 21, 2013.

6.              I am responsible for all sections of the Technical Report, except Sections 13, 15, 16, 17, 18, 19, 20, 21, and 22 and parts of sections 1, 25, and 26.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of National Instrument 43-101.

8.              I am a co-author of the previous technical report on the Mercedes gold-silver mining operation dated February 25, 2014.

9.              I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of May, 2014

(Signed & Sealed) “Chester M. Moore”

Chester M. Moore, P. Eng.

29-3